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07025439

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Samaraenergo

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 25 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04208

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 7/23/07

For the Annual General
Shareholders Meeting

Preliminarily approved by:
Samaraenergo JSC Board of Directors

15.05.2007 (Report № 20/206)
Chairman of The Board of Directors

B.F. Remezentsev

AO

ARIS
12-31-06

SAMARAENERGO
Energy and Electrification Open Joint Stock Company's
ANNUAL REPORT
on the results of 2006

Samara

Section 1. Chairman of the Board of Directors and General Director of the Company's Address to Shareholders.

Dear Shareholders!

2006, the first year of independent work of Samaraenergo JSC as a power selling company has come to an end. The past year became a defining one in the destiny of our company. On April 1st, 2006 Samara Territorial Generating Company JSC, Samara Mainline Company JSC, Samara Distribution Company JSC, created as a result of Samaraenergo JSC reforming, were registered. From that moment on, the main kind of activity generating the company's income has become the sale of electric power to consumers on the Regional Electric Power Retail Market.

The main index of the energy selling company Samaraenergo JSC's industrial activity, characterizing its hold of the electric power commodity market, is the volume of useful electric power distribution to the company's customers.

In the reported period an increase in useful electric power distribution can be seen, in comparison with the results of 2004-2005. This is mainly connected with the 2006 increase of 485,6 million kW/h (7,4 %) in the amount of power consumed by the 'basic' group of consumers; the 314,8 million kW/h (7,2 %) increase in consumption by the 'wholesale resellers' group; the 24,4 million kW/h (4%) increase in consumption by direct-contract households; and the 335,8 million kW/h (3,2 %) increase in consumption by other consumers. Along with these increases, as a result of its reorganization, Samaraenergo JSC found two new subscribers: Volga Thermal Generating Company JSC (further referred to as Volga TGC) purchasing electric power for industrial and domestic needs, and Volga Inter-Regional Distribution Company JSC (further referred to as Volga IRDC), purchasing electric power for domestic needs. As a result, the general volume of useful electric power distribution to company customers in 2006 increased by 872,7 million kW/h (4,8 %) in comparison with 2005 and amounted to 18 775,6 million kW/h.

In the framework of cost price the following changes occurred: the share of expenditure on the purchase of electric power (as of 1/1/2006 the whole volume of electric power sold by the company is bought on the electric power wholesale market) and on payment for electric power transfer services (the appearance of a new market subject – Volga IRDC, which renders electric power transfer services) has sharply increased. Due to the fact that Samaraenergo JSC put an end to its thermal and electric power – issuing activity, the "Fuel" article of expenditure disappeared from balance sheets, although it amounted to 32.8% of all expenditure in 2005. In connection with the transfer of the greater part of the workforce to Volga TGC and Volga IRDC JSC expenditure on employee salaries was reduced, as was expenditure on depreciation due to the transferal of permanent assets to the abovementioned companies and other conditional-constant expenditure.

Due to the results of the company's business activity, a 532.2 million ruble profit was made in 2006. However, the Inter-regional Inspection of the Federal Taxation Service on large tax bearers №4, having read the external tax review report #2/13 of 21.02.2006 on Samaraenergo JSC's tax-paying activity for the period 01.01.2002-31.12.2002, made decision #14/13 of 16.10.2006 of taking the company to court for non-payment of taxes. According to their decision, the amount of unpaid taxes and penalties for their late payment came to 796.6 million rubles. Thus, the balance sheets for 2006 show the company to have worked at a loss of 264.3 million rubles. However, Samaraenergo JSC appealed against the decision, claiming to owe only 39.7 million rubles, and on 13.02.2007, Moscow Arbitration Court upheld the appeal.

Under the rather difficult conditions of its transition period, the Company managed not only to repeat the achievements of past years, but also built grounds for further development. In 2006 Samaraenergo JSC spent 40 462 thousand rubles on its investment activity (including 39 846 on reconstruction and modernization thousand rubles).

Without doubt, the Board of Directors' contribution to the steady work of Samaraenergo JSC in 2006 was considerable. Being the conductor of shareholders' interests, the Board not only put a number of tasks to the company management, which were successfully dealt with in the reported year, but also predetermined the direction of the company's strategic development in the long-term.

The Board of Directors consists of 10 members, 5 of whom are independent of the company. The presence of the independent directors allows the Board to form objective opinions when discussing issues which, in turn, promotes the strengthening of shareholder and investor trust in the company.

In the last year, the Board of Directors did a great amount of work connected to the final stages of the split-off of three companies from Samaraenergo JSC and to the forming of the company's management system. 24 sessions of the Board of Directors were held in 2006, at which a wide scale of issues was brought up.

Of the primary issues settled by the Board of Directors in the reported period, decisions made on the maintenance of the strategic management of the company, transparency and the upholding of shareholders' rights were notable. The Board of Directors approved information policy regulations and a whole block of documents regulating the company's purchasing activity in 2006. Of the decisions made by the Board regarding the social support of company employees, the approval of the pension provision plan stands out.

In accordance with the Board of Directors' recommendation, the decision to pay privilege share dividends for 2005 was passed by the Annual General Meeting. of Shareholders of 16.6.2006. The dividend payments amounted to 11 027 000 rubles.

Assessing the results of company activity, it can be confidently said that the Board of Directors and the management of Samaraenergo JSC managed to reach their primary goals of reorganizing the company, strengthening its leading position on the electric energy retail and wholesale markets and creating preconditions for the further development of its effective power selling business activity.

Thus, Samaraenergo JSC regards its main tasks under the new conditions to be the maintaining of reliable electric power distribution within the territory of Samara Region. The Company intends to maintain its reputation as a reliable and stably working company, towards which the fulfillment of a number of key targets for 2007 is planned:

1. The development of a plan of measures geared towards retaining Samaraenergo JSC's warranted supplier status;
2. The development of a strategy to convince consumers not to use the services of retail companies working independently of Samaraenergo JSC;
3. The acquisition of a licence to sell electric power to citizens;
4. The forming of a positive image of the company and PR support for its strategically directed activity.

Besides acknowledging the responsibility of Samaraenergo JSC before shareholders and investors and recognizing the importance and necessity of constant precision at corporate management level, the Company plans the following actions for the improvement of the quality of corporate management in 2007:

1. An increase of transparency in the company's activity;
2. Transition to the uniform standards of corporate management recommended by the Code of Corporate Behavior of Federal Commission on Securities of Russia, by creating Board of Directors committees, and approving internal documents, defining company rules and the approach taken by public companies towards the disclosure of information and the payment of dividends;
3. Finalizing the effective corporate management system.

In the future, the work of Samaraenergo JSC will be aimed towards maintaining the company's development in the interests of shareholders and investors, and the increasing of its reliability and attractiveness to potential investors.

The Chairman of the Board of Directors
Samaraenergo JSC — B.F. Remezentsev

The General Director
Mid-Volga Inter-Regional Power Company JSC — V.V.Nikonov

Section 2. General Data and the Position of the Company in the Branch of Industry.

2.1. Geographical position.

Samaraenergo JSC is the largest power selling company of the Middle Volga region, providing electric supply to about 67% of the end-consumers in Samara region (96% of general electric consumption in the region). Other consumers in Samara region have direct contracts with wholesale consumers-resellers.

The largest consumers of Samaraenergo JSC are chemical, petrochemical, oil refining, metallurgical, mechanical engineering, railway and pipeline transport, oil drilling companies and enterprises involved in the manufacture of building materials.

In 2006 the subsidiary Energosbyt (power sale) and its 20 regional branches were a part of Samaraenergo JSC.

2.2. A brief history of the company.

The first source of electric power in Samara region was the Samara state district power station, constructed in 1900 with participation of Siemens and Halske Company. This event was the beginning of the development of power engineering in the region. On December 29th, 1932 Samara Power Works was established, with its functional division Energosbyt carrying out the distribution of power resources.

In the 1940's, the development of Samara's power engineering was connected to the evacuation of defense industry enterprises to the region from areas of military action in Great Patriotic War and the increase in the volume of oil drilling in the region. In the 1950's and 1960's, the intensive growth of cities and forced development of electric transport necessitated the construction of new sources of electric and thermal energy.

Within the period of 1941 to 1972 seven thermal power stations were constructed in the region: Bezymianskaya Thermal Power Station (TPS) (1941) and the Samara TPS (1972) in Samara; Syzran TPS (1947); Novokuibyshevsk TPS-1 (1951) and TPS-2 (1962); Togliatti TPS (1960) and Volga Car Plant (VAZ) TPS (1969). 4 electric networks companies were established during this period: Samara Electric Networks (1941), Zhigulevsk Electric Networks (1958), Volga Electric Networks (1964) and Chapaevsk Electric Networks (1964).

Being an assignee of Samaraenergo Power and Electricity Production Association (PEPA), Energy and Electricification Joint Stock Company Samaraenergo was founded in 1993 in accordance with the privatization plan of Samaraenergo PEPA. The aim of its creation, as was that of any other privatized company, was to increase the efficiency of the state economical system and the transition from a planned economy to a market economy.

Samaraenergo JSC became one of the first power supply systems in the country to fundamentally improve its management structure. On February 16th, 2001 the functions of the company's general director were delegated to Mid-Volga Inter-regional Managing Power Company. This successful experiment , which substantially influenced the growth of Samaraenergo JSC production and economic indices, was actively extended to other power producing systems in later years.

Based on the decision of the board of directors of RAO UES of Russia JSC from 03.09.2004, measures were taken on the restructuring of the power and electric supply company Samaraenergo JSC. It came to an end in 2006 and, as a result, the electric power selling company Samaraenergo JSC was formed.

Today Samaraenergo JSC is one of the largest power selling companies and its main activity is selling electric power to consumers on the regional retail electric power market.

2.3. The Organizational Structure of the Company.


Samaraenergo JSC Governor
Commercial Management
Commercial Centre
Purchase Organization Department
Corporate Sector
Assistant to the
Accounts Department
Fiscal Accounting Department
Basic and Other Income Accounting Department
Basic and Other Expenditure Accounting
Personnel Payment Department
Legal Management
Contract Department
Claims Department
Deputy General Director Responsible for Technical Issues and Information Technology
Exploatation, Repair and Regulation of Records Ware Service
Health and Safety and Production Control Service
Transport Service
Information Technology Management
Information Support Department
Technical Support Department
Deputy General Director Responsible for Marketing
Retail Market Accounts Management
Accounts with Consumers on the Retail Market Department
Electric Power Transportation Service Accounting Department
Organization of Electric Power Sales to Budget Companies Department
Debt Calculation and Analysis Department
Operation with Problem Debtors Department
Management of Electric Power Sales on the Retail Market
Electric Power Transport Provision Department
Operational Dispatcher Department
Organization of Electric Power Sales on the Retail Market Department
Deputy General Director Responsible for Economics and Finance
Economic Management
Health and Safety and Wages Department
Economics and Analysis Department
Economic Planning Department
Balances and Tariffs Department
Financial Management
Finance Department
Treasury
Deputy General Director Responsible for Human Resources and Service
Public Relations Department
Human Resources Department
General Department
Building and Constructions Exploitation and Maintainance Department
Property Management Sector
Secretary
Deputy General Director Responsible for Security
Security Service
Civil Defence in Extreme Situations and Mobile Work
Samaraenergo JSC Novokuibyshevsk Branch
Samaraenergo JSC Togliatti Branch
Samaraenergo JSC Syzran Branch
Samaraenergo JSC Chapaevsk Branch
Samaraenergo JSC Bezenchuk Branch
Samaraenergo JSC Otradnoe Branch
Samaraenergo JSC Pokhvistnevo Branch
Samaraenergo JSC Kinel Branch
Samaraenergo JSC Zhigulevsk Branch
Samaraenergo JSC Krasny Yar Branch
Samaraenergo JSC Privolzhsky Branch
Samaraenergo JSC Chelnovershiny Branch
Samaraenergo JSC B. Glushitsa Branch
Samaraenergo JSC Klyavlino Branch
Samaraenergo JSC Neftegorsk Branch
Samaraenergo JSC Krasnoarmeisk
Samaraenergo JSC Borskoe Branch
Sergievsk Production Site
Koshki Production Site
B. Chernigovka Production Site

2.4. The main indices (technical ones for power supply systems and stations), including the number of employees etc. in dynamics for three years.

The dynamics of number of employees is compiled from the number of employees working for the Samaraenergo JSC subsidiary Energosbyt on the realization of thermal and electrical power.

Number of employees in categories from 2004 to 2006

	2004	2005	2006
Managers	130	139	116
Specialists and Technical Staff	467	499	424
Ordinary Workers	463	488	410
Total	**1 060**	**1 126**	**950**

Number of employees in categories from 2004 to 2006.


Managers
Specialists and technical staff
Ordinary Workers
Number of employees, in persons
600
500
400
300
200
100
0
130
467
463
139
499
488
116
424
410
2004
2005
2006

2.5. The competitive environment of the company and risk factors.

Samaraenergo JSC is one of the few power supply companies, which has the status of a warranted power supplier in Samara region. This fact has a positive impact on the competitiveness of the Company. However in connection with the recently-began liberalization of the electric energy market, Samaraenergo JSC is working under competitive conditions and is subject to economic risks.

On the territory of Samara region where the main economic activities of Samaraenergo JSC are carried out there are two conventional types of competitors:

1. Power selling and supply companies such as Samara Electric Networks, Mid-Volga Power Supply Company, TogliattiEnergoSbyt, which, being wholesale consumer- resellers, buy all their consumed electricity from Samaraenergo JSC at reduced rate.
2. Power selling and supply companies such as ESKOM, Dizazh M and Transneftservice S, which, being participants of the wholesale market, buy part of their electric energy from Samaraenergo JSC and part on the wholesale market.

The following can be regarded as risk factors:

- work in the NOREM competitive sector could lead to unplanned raises in electric energy prices in the unregulated sector (Balancing Market and the Day Ahead Market), due to the deviation of actual power consumption from the approved balance;

- in connection with the putting into effect regulation FZ-36 on the impermissibility of combining electric power distribution and sales, possible changes in subscriber connection to the distribution circuit of the reformed network organizations and, consequently, changes to the voltage levels of useful distribution structures and in expenditure on electric power distribution services could occur;
- the loss of consumers to other retail companies, or their choosing to deal independently on the wholesale power market.

Section 3. Corporate Management

3.1. Principles. Documents.

The corporate mission of Samaraenergo JSC is ensuring the reliability of the provision of electric power in Samara region for the social and economic development of the area. Being a commercial entity, the company strives for profit increase, while strengthening the trust of its shareholders and potential investors. The company bases its activity on fulfilling the requirements of Russian legislation and other legal norms, particularly those of Federal Securities Committee of Russia, thus securing the protection of the shareholders' and investors' rights. The Company maintains the principle of transparency and information openness by means of regular coverage of the main events and problems of the power supply system in the mass media and in specialized publications; posting messages on the most important facts lines to news agencies, as well as the publication of major documents and information materials on the company website.

In the Company control and assessment of business management quality is provided in particular, by quarterly consideration of the operating company reports on management efficiency by the Board of Directors, as well as quarterly rating assessments of corporate financial status in compliance with internal standards.

Samaraenergo JSC has no internal document establishing standards of the issuer's corporate performers. However the Company follows the main principles of corporate performance specified by the Code of Corporate Performance, recommended by Federal Securities Committee of Russia. Information about the Company's observing the Code of Corporate Performance is given in Appendix 1.

All shareholders of the Company irrespective to their share have the opportunity to operate the Company by participation in general meetings. The shareholders receive dividends regularly they also have access to complete and reliable information of the Company. The Company observes the principle of timely information disclosure.

Shareholders on an alternative basis by means of cumulative voting elect Board of Directors; it carries out the strategic management of the Company. The sphere of Board of Directors competence in the Company management is constantly extending.

The individual executive office's functions were transferred, in accordance with the decision of general meeting of the shareholders, to the managing company Mid-Volga Inter-regional Managing Power JSC. It provides effective management of the company's day-to-day activity according to the corporate financial and economic plan. Effective management of the Company is combined with observance of state and municipal interests.

The general meeting of the shareholders elects the company auditor from the candidates proposed by the shareholders of the Company. Internal and external audit service's activity provides control of the financial and economic activity of the Company.

Accounting reports are made according to Russian standards as well as international standards for financial reports; this raises the level of its transparency for the shareholders and creditors.

Alongside with the Company regulations, the following corporate documents approved by the shareholders and Board of Directors are effective:

- Regulations on the order of Samaraenergo JSC shareholders meeting preparation and holding;
- Regulations on Samaraenergo JSC auditing committee;
- Regulations on the order of the Board of Directors meetings preparation and holding;
- Regulations on expenses and reward payment to Board of Directors' members;
- Regulations on expenses and reward payment to the members of the Auditing Committee;
- Regulations on the informational policy of Samaraenergo JSC.

The activity of Samaraenergo JSC is connected with high responsibility to the shareholders and the investors, consumers, the population and to society. Realizing this responsibility and recognizing the importance and necessity of constant improvement at corporate management level, the Company is planning the following measures in 2007 to improve the quality of corporate management:

- Rising the transparency of the Company's activity;
- Transition on common standards of Corporate Performance recommended by the Code of Corporate Performance of FSC of Russia by creating Board of Directors' Committees and internal documents determining the rules of JSC for the information release and dividends payment approving;
- Improvement of the efficient system of corporate performance.

3.2. Information on the members of the company management and control bodies

3.2.1. Board of Directors

In accordance with company regulations, the Board of Directors consists of 10 members. 5 of these are independent members. This allows form objective opinion when discussing issues, which leads to the strengthening of investors' trust in the company.

The current Board of Directors was elected on 16.06.2006 at the annual general shareholders meeting reviewing the results of 2005.

Mr. Boris Feodorovich Remezentsev – Chairman of the Board of Directors, first elected to the post at the shareholders meeting on 03.12.1999, member of the Board since 1993. Born in 1937, aged 69, citizen of Russia. Has a higher technical education. Was General Director of Samaraenergo before being elected Chairman of the Board of Directors. Holds executive posts within the following companies: Energopolis JSC - Member of the Board of Directors. Owns a 0.01% share of the company's authorized capital.

Mr. Dmitry Igorevich Azarov – Member of the Board since 2002. Born in 1970, aged 36, citizen of Russia. Has a higher technical and financial education. In 2006 held the position of General Director of Mid-Volga Gas Company JSC and Samara Regional Association of Gas Distribution Institutions. Since October 2006 he is Deputy Head of Samara District. Membership in executive offices and boards of directors of other companies: A-TEKS JSC – Chairman of the Board of Directors. Owns no share in the charter capital of the Company.

Ms. Natalia Grigorievna Boiko – Member of the Board since 2005. Born in 1965, aged 41, citizen of Russia. Has a higher technical and economic education. Main specialist of Market Department of Reform Management Center of RAO UES of Russia JSC. Membership in executive offices and boards of directors of other companies: member in the Board of Directors in Orelenergo JSC, Priokskaya Territory Generating Company JSC, Cheboksary HPS JSC. Owns no share in the charter capital of the Company.

Mr. Alexey Vladimirovich Kalinin – Member of the Board since 2003. Born in 1959; aged 47, citizen of Russia. Has a higher technical education, Doctor of technical sciences. Joint Manager Partner of Bering Vostok Capital Partners Company. Head of the department at Moscow Power Institute. Owns no share in the charter capital of the Company.

Mr. Radion Suerovich Kim – Member of the Board since 2002. Born in 1955, citizen of Russia, Higher education, Doctor of science. Head of PR Department of RAO UES of Russia. Membership in executive offices and boards of directors of other companies: Kaluga Mainline Network Company JSC, Jurenergo-EEC JSC – member of the Board of Directors and member of the Supervisory Council. Interbranch association of electric power industry employers. Owns no share in the charter capital of the Company.

Mr. Vasily Vladislavovich Nikonov – Member of the Board since 2004. Born in 1972; aged 34, citizen of Russia. Has a higher technical and economic education. General Director, Management Chairman and Member of Board of Directors in JSC Volzhskaya TGC. Since October 2006 – General Director of MIMPC JSC; since February 2006 – General Director of Samara Territory Generating JSC, Ulianovsk TGC JSC, Saratov TGC JSC; since June 2006 – Chairman of Board of Directors in Orenburg TGC JSC and Saratovenergo JSC. Owns no share in the charter capital of the Company.

Mr. Valery Vladimirovich Sotnikov – Member of the Board since 2004. Born in 1972; aged 34, citizen of Russia. Has a higher economic education. TRINFICO Investments JSC – General Director and Member of Supervisory Board. Membership in executive offices and boards of directors of other companies: TRINFICO Asset Management JSC – Member of Board of Directors; TRINFICO Holdings JSC – Chairman of Board of Directors and Deputy Director General; TRINFICO Capital JSC – Chairman of Board of Directors; Military Memorial Company JSC – member of Board of Directors. Owns no share in the charter capital of the Company.

Mr. Pavel Mikhailovich Teplukhin – Member of the Board since 2002. Born in 1964, aged 42, citizen of Russia. Has a higher education, Doctor of economic sciences. President of Troyka Dialogue Operating Company. Membership in executive offices and boards of directors of other companies: Arbat Prestige JSC, Open Invests JSC – Member of Board of Directors; Varvarino JSC – General Director; Member of Expert Board at Credit Companies and Financial Markets Committee; Member of Board of Directors in Management National League. Owns no share in the charter capital of the Company.

Ms. Elena Nikolaevna Ulanovskaya – Member of the Board since 2005. Born in 1976, aged 30, citizen of Russia. Has a higher juridical education, Head of Information, Analytics and Representatives Work

Organization Department of RAO UES of Russia in Management Bodies DZO of Department of Corporate Management of Business Unit #2 of RAO UES of Russia JSC. Membership in executive offices and boards of directors of other companies: Chairman of Board of Directors in Omsk EGC JSC; Member of Board of Directors in TGC-11 JSC, OGC-1 JSC, Nyzhegorodskaya Selling JSC. Owns no share in the charter capital of the Company.

Mr. Dmitry Viktorovich Shtykov – Member of the Board since 2003. Born in is 1976, aged 30, citizen of Russia. Has a higher juridical education, General Director of Institute of Professional Directors Fund, Moscow. Membership in executive offices and boards of directors of other companies: Zhigulevsk HEPS JSC, Volga HEPS JSC, Kurskenergo JSC, Lenenergo JSC, Serovsk SDPS JSC, PRP Primorenergoremont JSC, Orelenergo JSC, Vologdaenergo JSC, Tulenergo JSC, Mosenergosbyt JSC, Moscow Regional Power Network Company JSC, SDPS-24 JSC, Stavropol EGC JSC, Volgogradenergo JSC, TGC #2 JSC, Third TGC of Electric Power Wholesale Market JSC, Peterburg Generating Company JSC, Vladimir Generating JSC, Ekaterinburg Electrical Network JSC, Kirovenergo JSC, Krasnoyarsk Generation JSC, Stavropol Energy and Electrification JSC, Udmurt Power Supply JSC, Energetic Center JSC, Insurance Broker Energoprotection JSC, TGC #10 JSC, TGC-8 JSC, Fourth Generating Company of Wholesale Market JSC, Dalenergo JSC, Kuzbassenergo JSC, Sixth Generating Company of Wholesale Power Market JSC, TGC #9 JSC, Pskov SDSP JSC, Cheliabinsk Generating JSC, Samara TGC JSC – Member of Board of Directors. Buryatgeneration JSC – Chairman of Board of Directors.

In 2006, Mr. D.V. Shtykov took the place of Mr. O.M. Dubnov on the Board of Directors.

In compliance with the current Regulations on Rewards and Compensation Payment to the Members of the Samaraenergo Board of Directors, reward is calculated from the monthly basic salary of a first category worker, according to the Sector Tariff Agreement in Electric Power Complex of RF. Reward rate is determined subject to participation of the Member of Board of Directors in the meeting, held in absentia and in co-presence forms. Some additional rewards for the index of net profit exist, and in the case of market capitalization of the Company, the reward also increases.

A total amount of 9 530 443 rubles was paid to the members of the Board in 2006.

Transactions between the members of Board of Directors and the Company in 2006 were not made; claims against the members of Board of Directors were not used.

3.2.2. Auditing Committee

In accordance with company regulations, the Auditing Committee consists of 5 people. The Annual Shareholders Meeting reviewing the results of 2005 elected the current members of the Auditing Committee on 16.06.2006.

Mr. Denis Sergeyevich Gorokh – Head of Department on Financial and Economic Analysis of Volzhskaya TGC JSC. Born in 1978, aged 28, has a higher technical and economic education. Owns no share in the charter capital of the Company.

Mr. Mikhail Afanasievich Morozov – Deputy Head of Department – Head of Internal Audit Department of Corporate Center of RAO UES of Russia JSC. Born in 1945, aged 61, has a higher economic education. Owns no share in the charter capital of the Company.

Mr. Yury Aleksandrovich Kirillov – Head of Department of Operative Management of Business Unit #2 of RAO UES of Russia JSC. Born in 1978, aged 28, has a higher economic education. Owns no share in the charter capital of the Company.

Ms. Ksenia Valerievna Ivanova – Leading Expert of Corporate Management of Corporate Management of RAO UES of Russia JSC. Owns no share in the charter capital of the Company

Ms. Elena Evgenievna Smirnova – Head of Economic Planning Department and Financial Control of Business Unit #2 of RAO UES of Russia JSC. Has a higher economic education. Owns no share in the charter capital of the Company.

In 2006 Mr. D.S. Gorokh, Mr. M.A. Morozov, Mr. J.A. Kirillov became Auditing Committee Members instead of Mr. A.E. Ganin, Ms. E.V. Evsebkova, Ms. E.V. Matyunina.

In compliance with the current Regulations on Rewards and Compensation Payment to the Members of the Auditing Committee of Samaraenergo, the reward is calculated from the monthly basic pay of a first category worker according to the Sector Tariff Agreement in Electric Power Complex of RF. A total amount of 189 497 rubles was paid to the members of the Committee in 2006.

Transactions between the members of Auditing Committee and the Company in 2006 were not made; claims against the members of Auditing Committee were not used.

3.2.3. General Director

By the decision of the Shareholders Annual Meeting of Samaraenergo dated 16.02.2001 the function of the Corporate Managing Body were delegated to the operating institution Mid-Volga Inter-regional Managing Power Company JSC (MIMPC JSC). MIMPC JSC was created with 100% participation of RAO UES of Russia JSC. General Director of MIMPC JSC is Mr. Vasily Vladislavovich Nikonov. Board of Directors of MIMPC JSC consists of:

Mr. Vladimir Evgenievich Avetisyan –Board Member of RAO UES of Russia JSC, Managing Director of RAO UES of Russia JSC (Business Unit #2)

Mr. Vladimir Vilgelmovich Dikop – Technical Director and Board Member of Volga TGC JSC.

Ms. Marina Konstantinovna Kopjeva – Deputy Head of Economic Planning and Financial Control Department of Business Unit #2 of RAO UES of Russia JSC.

Ms. Elena Alekseievna Medvedeva - Head of Normative Supply Department of Reform Managing Center of RAO UES of Russia JSC.

Ms. Tatiana Aleksandrovna Seliverstova – Chief Expert of Corporate Managing Department of Business Unit #2 of RAO UES of Russia JSC.

Mr. Sergey Borisovich Sidorov – Head of Internal Audit Department of Corporative Center of RAO UES of Russia JSC.

Mr. Dmitry Viktorovich Fedorchuk – Head of Corporate Managing Department of Business Unit #2 of RAO UES of Russia JSC.

In compliance with the Contract #1/01012004-CMP dated 01.01.2004, covering Samaraenergo JSC of Power and Electrification Operating Body powers, it was decided to pay the amount of 24 465 149 rubles to the Operating Body as a reward for effective management and compensation of expenses incurred during operation in 2006.

3.2.4. Board.

Samaraenergo JSC has no Collegiate Executive Body in accordance with the Charter.

3.3. Subsidiary and Dependent Companies.

Subsidiary Company	Major Activities	Investments, thousand rbl.	Share in Charter Capital on 31.12.2006 %
Social Amenities Enterprise JSC	Social amenities maintenance	150	100
AKPO JSC	Antirust pipes covering	266,1	97,8
FTD Samaraenergo JSC	Commercial activity	51	51

According to the decision of Emergency Shareholders Meeting of Samaraenergo JSC in August, 2005 the subsidiary companies Volga TGC JSC and Volga IRDC JSC were created.

On May 15, 2006 the shares in Volga IRDC JSC and on July 7, 2006 the shares in Volga TGC JSC, which came to more than 10% of all Samaraenergo JSC's financial investment were transferred to Samara Distribution Company JSC and Samara TGC JSC respectively, in compliance with the dividing balance of Samaraenergo JSC in process of reorganization.

The Company owns Social Amenities Enterprise JSC, AKPO JSC, FTD Samaraenergo JSC shares, which haven't changed since 2002.

Dependent Company	Major Activities	Investments, thousand rbl.	Share in Charter Capital on 31.12.2006 %
Energoprotection Security Company	Security	50	50
Turboenergoservice JSC	Development and saless of thermal electric stations on gas turbines engines' base	40	40
Samara Cheese JSC	Creamery construction	976,3	31,31

The Company owns shares of Turboenergoservice JSC and shares in charter capitals of Energoprotection Security Company and Samara Cheese JSC. The share of charter capital of the Dependent Companies hasn't changed since 2002.

In 2006 at the auction without price announcement block of 9 600 000 shares with a nominal value 1 ruble to Energopolis JSC was sold. Share in its charter capital was 13.7% (contract of securities purchase #15 from 8.02.2006)

3.4. Information on substantial facts (according to Federal Securities Committee classification)

Notification on Substantial Fact
"Information on Dates of Issuer Register Closing"

1. General Data	
1.1. The Issuing Company full name with its legal type identification	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's State Registration Number	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News Newspaper
1.9.The code of substantial fact	0800127A10012006
2. The Notification Content	

2.1. Type, category, serial number and other identification attributes of inscription securities: ***ordinary registered uncertified shares***

2.2. The target of owners of inscription securities listing: ***emergency common shareholders meeting***

2.3. The date, which the list of owners of inscription securities makes on: ***December 29, 2005***

2.4. The date of report of Authorized Body of Issuer Management meeting where the decision on the date of making a list of the owners of inscription securities of the Issuer or any other decision according to which the date of making such a list can be determined was made: ***January 10, 2006 (the minutes of the meeting of Board of Directors #15/176 from 29.12.05).***

Notification on Substantial Fact
"Information on General Meetings Decisions "

1. General Data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's State Registration Number (SRN)	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News Newspaper
1.9. The code of substantial fact	1000127A10012006

2. The Notification Content

2.1. Type of General Meeting (annual, emergency) - **emergency**

2.2. Kind of General Meeting – **absentee ballot**

2.3. Date and place of General Meeting – **date closed for filled bulletins reception – December 30, 2006**

2.3. Quorum of General Meeting – **question #1 - 87,8365%**

2.4. The items up for voting and the results of the voting:

ITEM #1: Dividends payment on the Company shares according to outcomes for 9 months 2005.

Voting results:	***Votes***	***% of participants***
«FOR»	***3 132 592 019***	***99,9946***
«AGAINST»	***35***	***0,0000***
«ABSTAINED»	***9 100***	***0,0003***

2.5. The Meeting Decisions:

Decision on item #1:

1. To pay the company ordinary shares dividends according to outcomes for 9 months 2005 at the rate of 0.053807 rubles per one company ordinary share in cash within 60 days of the date the decision on payment was made.
2. To pay the company privilege share dividends according to outcomes for 9 months 2005 at the rate of 0.053807 rubles per one company privilege share in cash within 60 days of the date the decision on payment was made.

Notification of Substantial Fact
"Information on Charged and (or) Paid Incomes on the Issuer's Securities"

1. General Data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News
1.9. The code of substantial fact	1000127A10012006
2. The Notification Content	

2.1 Type, category, serial number and other identification attributes of inscription securities: **common inscription paperless shares** 2.2. State issue (additional issue) serial number of securities, state registration date – **1-01-00127-A (ordinary) and 2-01-00127-A (privileged) from 04.07.03.** 2.3. The name of the registering body, which issued the state registration (additional issue) of securities– **FCS RF.** 2.4 The issuer managing body which made the decision on Issuer's shares dividends payment or determined the amount of the percent on Issuer's bonds – **emergency common shareholders meeting.** 2.5. The date the decision was made about the Issuer's shares dividends payment or determination of the amount of percent on the Issuer's bonds – **December 30, 2005.** 2.6. The date of the minutes of the issuer's managing body meeting, where the decision about the dividends on the Issuer's shares payment or determination of the amount of percent on the Issuer's bonds was made – **January 10, 2006.** 2.7 The total amount of dividends, added on to the specific type of Issuer's shares and the amount of the dividend, added on per one Issuer's share of specific type; total amount of percents and (or) other income to be paid on the bonds of the Issuer of specific issue (series) and total amount of percents and (or) other income to be paid per bond of the Issuer of specific issue (series) – **191 907 thous. rbl. to be paid on ordinary shares (0.53807 rubles per share), 28 095 thous. rbl. to be paid on privilege shares (0.053807 rubles per share).** 2.8 The form of the income payment on the Issuer's securities (money payment or other property) – **money payment.** 2.9 The date by which the Issuer's incomes on securities (share dividends, incomes (percents, nominal price) payment commitments are to be done – **February 28, 2006.** 2.10. The total amount of dividends paid on the Issuer's shares of specific type; general amount of percents and (or) other income paid on the Issuer's bonds of specific issue (series)– **the total sum for the dividends payment is 220 002 thous. rbl.**

Notification on Substantial Fact "Information on New Persons, Owning More than 25% of Issuing Securities Occurrence in the Issuer Register "

1. General Data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News
1.9. The code of substantial fact	0700127A20012006
2. The Notification Content	
2.1. Type, category, serial number and other identification attributes of inscription securities: **common inscription paperless shares.** 2.2. Full name of a physical person or full and short company name (for non-commercial organizations – title), location and address for correspondence of the corporate body, registered in the registration system of the Issuer's securities owners and if such a person is a nominee securities holder there must be indication for that circumstance – **Depositary Clearing Closed Joint Stock Company (nominee holder), Shabolovka st., 31 B, Moscow, Russia, 115162** 2.3. Securities share of Issuer, registered to the person, registered in the registration system of the Issuer's securities owners – **29,18%** 2.4. The date of receipt note making on the personal account of the person registered in the system of keeping the register of the Issuer's securities owners – **20.01.06**	

Notification on Substantial Fact "Information on General Meetings Decisions"

1. General Data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News

1.9. The code of substantial fact	1000127A20022006

2. The Notification Content

I.

2.1. The meeting type (annual, emergency) – **the meeting of Samara Territorial Generating Company JSC, created as a result of Samaraenergo JSC reorganization in the form of separating**

2.2. The General Meeting kind – **meeting**

2.3. Date and place of the Meeting – **February 16, 2006, Maiakovsky st. 15, Samara, Russia**

2.3. Quorum of General Meeting – **88,6868%**

2.4. Items set for the voting and the voting results:

Item #1: About the Company's Charter Approval.

Voting Results:	Votes	% of those participants who had voting right
«FOR»	3 134 947 019	99,8848
«AGAINST»	3 640	0,0001
«ABSTAINED»	11 480	0,0004

Item #2: About the election of Board of Directors Members.

«FOR», votes distribution by candidate

1	Mr. Oleg Aleksandrovich Bashev	2 920 774 398	9,3061%
2	Ms. Svetlana Alekseievna Grigorieva	2 856 220 200	9,1004%
3	Mr. Pavel Nikolaevich Poznyakov	2 848 529 698	9,0759%
4	Mr. Dmitry Victorovich Shtykov	2 844 505 382	9,0631%
5	Ms. Nina Leonidovna Eliseieva	2 844 009 379	9,0615%
6	Mr. Maksim Valentinovich Zavalko	2 836 522 210	9,0376%
7	Mr. Oleg Valentinovich Dunin	2 836 473 334	9,0375%
8	Ms. Tatiana Anatolievna Muromtseva	2 836 392 724	9,0372%
9	Mr. Yury Bronislavovich Yukhnevich	2 836 029 152	9,0361%
10	Mr. Roman Sergeievich Kostin	2 836 025 036	9,0361%
11	Mr. Ivan Sergeievich Poyarkov	2 822 876 639	8,9942%
12	Mr. Maksim Viktorovich Eremeiev	10 346 940	0,0330%
13	Mr. Vladislav Anatolievich Yaroshevich	2 358 045	0,0075%
14	Mr. Andrey Victorovich Taskaiev	2 350 343	0,0075%
	«AGAINST» all candidates	0	0,0000%
	«ABSTAINED» from all candidates	0	0,0000%

Item#3: About the election of Company's Auditing Committee Members.

№	Candidate name	«FOR»		«AGAINST»	«ABSTAINED»
1	Mr. Dmitry Alekseievich Kartsev	3 135 391 607	99,8989%	7 280	38 437
2	Mr. Dmitry Olegovich Arkhimenko	3 135 376 319	99,8984%	0	49 917
3	Ms. Yulia Vladimirovna Rakitina	3 134 902 359	99,8833%	0	523 877
4	Ms. Larisa Petrovna Malinovskaya	3 134 885 489	99,8828%	490	518 417
5	Mr. Alexander Pavlovich Bashkankov	3 134 873 239	99,8824%	7 280	545 717

Item #4: About the election of the company's General Director

Voting results:	Votes	% of participants
«FOR»	3 136 474 280	99,9334
«AGAINST»	503 640	0,0160
«ABSTAINED»	67 900	0,0022

2.5. The Meeting Decisions:

Decision on Item #1:

To approve the Company's Charter.

Decision on Item #2:

To elect the company Board of Directors consisting of: Mr. Oleg Aleksandrovich Bashev, Ms. Svetlana Alekseievna Grigorieva, Mr. Pavel Nikolaevich Pozniakov, Mr. Dmitry Victorovich Shtykov, Ms. Nina Leonidovna Eliseieva, Mr. Maksim Valentinovich Zavalko, Mr. Oleg Valentinovich Dunin, Ms. Tatiana Anatolievna Muromtseva, Mr. Yury Bronislavovich Yukhnevich, Mr. Roman Sergeievich Kostin.

Decision on Item #3:

To elect the company Auditing Committee consisting of: Mr. Dmitry Alekseievich Kartsev, Mr. Dmitry Olegovich Arkhimenko, Ms. Yulia Vladimirovna Rakitina, Ms. Larisa Petrovna Malinovskaya, Mr. Alexander Pavlovich Bashkankov

Decision on Item #4:

To elect Mr. Vasily Vladislavovich Nikonov as a General Director of the Company.

II.

2.1. The meeting type (annual, emergency) – **the meeting of Samara Distribution Company JSC, created as a result of Samaraenergo JSC reorganization in the form of separating**

2.2. The General Meeting kind – **meeting**
2.3. Date and place of the Meeting – **February 16, 2006, Maiakovsky st. 15, Samara, Russia**
2.3. Quorum of General Meeting – 88,6868%

2.4. Items set for the voting and the voting results:

Item#1: About the Company's Charter Approval.

Voting Results:	Votes	% of those participants who had voting right
«FOR»	3 133 818 648	99,8488
«AGAINST»	3 640	0,0001
«ABSTAINED»	11 480	0,0004

Item #2: About Board of Directors Members election.

«FOR», votes distribution on candidates

1	Mr. Oleg Aleksandrovich Bashev	2 927 699 568	9,3282%
2	Mr. Sergey Yakovlevich Esiakov	2 852 623 316	9,0889%
3	Mr. Pavel Nokolaievich Poznyakov	2 840 709 930	9,0510%
4	Mr. Sergey Gennadievich Lvov	2 836 862 560	9,0387%
5	Ms. Yulia Anatolievna Kholuieva	2 836 561 764	9,0378%
6	Ms. Svetlana Alekseievna Grigorieva	2 836 290 658	9,0369%
7	Ms. Nina Leonidovna Eliseieva	2 836 167 370	9,0365%
8	Mr. Oleg Valentinovich Dunin	2 836 105 424	9,0363%
9	Mr. Aleksey Valerievich Kurochkin	2 836 078 572	9,0362%
10	Mr. Takhir Khayumovich Khalmeiev	2 835 625 516	9,0348%
11	Ms. Svetlana Yurievna Tsapaieva	2 835 518 462	9,0344%
12	Ms. Oksana Viktorovna Stepanova	10 496 511	0,0334%
13	Mr. Yury Borisovich Nekipelov	10 331 051	0,0329%
14	Mr. Andrey Leonidovich Gusev	2 532 828	0,0081%
	«AGAINST» all the candidates	0	0,0000%
	«ABSTAINED» on all the candidates	0	0,0000%

Item #3: About the Company's Auditing Committee Members election

	Candidate name	«FOR»		«AGAINST»	«ABSTAINED»
1	Ms. Irina Viktorovna Balashova	3 133 784 927	99,8477%	0	7 280
2	Mr. Dmitry Alekseievich Kartsev	3 133 764 319	99,8471%	13 496	21 840
3	Ms. Elena Aleksandrovna Kabziskina	3 133 756 577	99,8468%	10 150	25 480
4	Ms. Natalia Vladimirovna Bondarenko	3 133 270 367	99,8313%	500 000	21 840
5	Ms. Elena Igorevna Sukova	3 133 256 332	99,8309%	509 702	26 173

Item #4: About the Company's General Director election

Voting results:	Votes	% of participants
«FOR»	*3 134 877 883*	*99,8828*
«AGAINST»	*526 236*	*0,0168*
«ABSTAINED»	*37 520*	*0,0012*

2.5. The Meeting Decisions:

Decision on Item #1:

To approve the Company's Charter.

Decision on Item #2:

To elect the Company Board of Directors consisting of: Mr. Oleg Aleksandrovich Bashev, Mr. Sergey Yakovlevich Esiakov, Mr. Pavel Nokolaievich Poznyakov, Mr. Sergey Gennadievich Lvov, Ms. Yulia Anatolievna Kholuieva, Ms. Svetlana Alekseievna Grigorieva, Ms. Nina Leonidovna Eliseieva, Mr. Oleg Valentinovich Dunin, Mr. Aleksey Valerievich Kurochkin, Mr. Takhir Khayumovich Khalmeiev.

Decision on Item #3:

To elect the Company Auditing Committee consisting of: Ms. Irina Viktorovna Balashova, Mr. Dmitry Alekseievich Kartsev, Ms. Elena Aleksandrovna Kabziskina, Ms. Natalia Vladimirovna Bondarenko, Ms. Elena Igorevna Sukova.

Decision on Item #4:

To elect Mr. Villi Sabirovich Mukhametshin as a General Director of the Company.

III.

2.1. The meeting type (annual, emergency) – **the meeting of Samara Mainline Company JSC, creating as a result of Samaraenergo JSC reorganization in the form of separating**

2.2. The General Meeting kind – **meeting**

2.3. Date and place of the Meeting – **February 16, 2006, Majakovsky st. 15, Samara, Russia**

2.3. Quorum of General Meeting – **88,6868%**

2.4. Items set for the voting and the voting results:

Item#1: About the Company's Charter Approval.

Voting results: Votes % of those participants who had voting right

«FOR»	3 134 959 873	99,8852
«AGAINST»	0	0,0000
«ABSTAINED»	9 660	0,0003

Item #2: About Board of Directors Members election.

«FOR», votes distribution on candidates

1	Mr. Oleg Aleksandrovich Bashev	2 943 932 238	9,3799%
2	Ms. Svetlana Alekseievna Grigorieva	2 849 410 075	9,07875%
3	Mr. Pavel Nokolaievich Poznyakov	2 848 432 072	9,0756%
4	Ms. Nina Leonidovna Eliseieva	2 843 899 777	9,0611%
5	Mr. Yury Vladimirovich Goncharov	2 836 906 937	9,0389%
6	Ms. Tatiana Anatolievna Kovalenko	2 836 295 377	9,0369%
7	Mr. Leonid Yurievich Akimov	2 836 076 017	9,0362%
8	Ms. Ekaterina Yurievna Popovich	2 836 072 717	9,0362%
9	Mr. Sergey Vasilievich Lakhov	2 835 999 105	9,0360%
10	Mr. Dmitry Anatolievich Tuzov	2 835 502 768	9,0344%
11	Mr. Alexander Aleksandrovich Chaburin	2 822 781 837	8,9939%
12	Mr. Alexander Kirillovich Obraztsov	2 950 250	0,0094%
13	Mr. Viktor Nikolaievich Kartoshkin	2 797 582	0,0089%
14	Mr. Valery Ivanovich Kulya	2 364 748	0,0075%
«AGAINST» all the candidates		0	0,0000%
«ABSTAINED» on all the candidates		0	0,0000%

Item #3: About the Company's Auditing Committee Members election

	Candidate name	«FOR»		«AGAINST»	«ABSTAINED»
1	Ms. Marina Vladimirovna Bakalova	3 135 369 055	99,8982%	532	23 877
2	Ms. Elena Aleksandrovna Kabziskina	3 135 354 467	99,8977%	4 200	38 437
3	Mr. Dmitry Alekseievich Kartsev	3 135 350 995	99,8976%	12 236	43 897
4	Mr. Konstantin Mikhailovich Ivashenko	3 135 349 567	99,8976%	0	43 897
5	Mr. Sergey Alekseievich Timofeiev	3 135 347 747	99,8975%	7 280	38 437

Item #4: About the Company's General Director election

Voting results:	Votes	% of participants
«FOR»	*3 136 514 348*	*99,9347*
«AGAINST»	*503 640*	*0,0160*
«ABSTAINED»	*42 994*	*0,0014*

2.5. The Meeting Decisions:

Decision on Item #1:

To approve the Company's Charter.

Decision on Item #2:

To elect the Company Board of Directors consisting of: Mr. Oleg Aleksandrovich Bashev, Ms. Svetlana Alekseievna Grigorieva, Mr. Pavel Nokolaievich Pozniakov, Ms. Nina Leonidovna Eliseieva, Mr. Yury Vladimirovich Goncharov, Ms. Tatiana Anatolievna Kovalenko, Mr. Leonid Yurievich Akimov, Ms. Ekaterina Yurievna Popovich, Mr. Sergey Vasilievich Lakhov, Mr. Dmitry Anatolievich Tuzov.

Decision on Item #3:

To elect the Company Auditing Committee consisting of: Ms. Marina Vladimirovna Bakalova, Ms. Elena Aleksandrovna Kabziskina, Mr. Dmitry Alekseievich Kartsev, Mr. Konstantin Mikhailovich Ivashenko, Mr. Sergey Alekseievich Timofeiev.

Decision on Item #4:

To elect Mr. Villi Sabirovich Muihametshin as a General Director of the Company.

Notification on Substantial Fact «Information on the Issuer reorganization, its affiliated and dependent Companies»

1. General data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A

1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News
1.9. The code of substantial fact	0100127A03042006
2. The Notification Content	
2.1 Reorganization type (absorption, jointing, disjointing, separation, transformation) - **separation.** 2.2. Issuer Authorized Managing Body (Authorized State Body, Court) which has taken the decision which the reorganization is based on, date of the decision: **emergency general meeting of shareholders held 30.09.05** 2.3. Full and short name (for non-commercial companies – title) of every reorganized juridical body and its location – **Samaraenergo Open Joint Stock Company of Power and Electrification (Samaraenergo JSC), Maiakovsky st. 15, Samara, Russia** 2.4. Full and short company name (for non-commercial companies – title) of every juridical body, created or phased down as a result of reorganization, its location – **Samara Territorial Generating Open Joint Stock Company, (Samara Territory Generating Company JSC), Samara Distributing Open Joint Stock Company (Samara Distributing Company JSC), Samara Mainline Open Joint Stock Company (Samara Mainline Company JSC), their common location – Maiakovsky st. 15, Samara, Russia** 2.5. Issuer share in charter capital (share fund) of a commercial company created as a result of reorganization, on the date of reorganization – **in Samara Territorial Generating Company JSC – 0.606%, in Samara Distributing Company JSC – 0.612%, in Samara Mainline Company JSC – 0.771%** 2.6. The date of reorganization (the date of state registration of the juridical body, created as a result of absorption, jointing, disjointing, separation, transformation; the date of discontinuation of activities of affiliated juridical body entry in State General Register of juridical bodies – **April 1, 2006.**	

Notification on Substantial Fact
"Information on the Date of Issuer Register Closed "

1. General data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News, Appendix to FSFR Bulletin
1.9. The code of substantial fact	0800127A28042006
2. The Notification Content	
2.1. Type, category, serial number and other identification attributes of inscription securities: **common inscription paperless shares.** 2.2. The target which the list of the owners of inscription securities is made for – **participation of the owners of inscription securities in Annual General Shareholders Meeting** 2.3. The date the list of the owners of inscription securities is made on – **May 2, 2006.** 2.4. The date and the number of the report of Issuer Authorized Managing Body meeting where the decision on the date of making a list of Issuer securities owners or any other decision, according to which the date of such listing can be determined – **the Board of Directors Meeting minutes #23/184 from April 28, 2006.**	

Notification on Substantial Fact
"Information on Approving the Decision
of the Issuer Authorized Managing Body on Issuing Securities Release"

1. General data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News, Appendix to FSFR Bulletin
1.9. The code of substantial fact	1100127A28042006

2. The Notification Content
2.1. Issuer Managing Body which made the decision of approving the decision on securities release (additional release): **Board of Directors.**
2.2. The date of Issuer Managing Body Meeting, where the decision of approving the decision on securities release (additional release) was made: **April 27, 2006.**
2.3. The date and number of the report of Issuer Managing Body Meeting, where the decision of approving the decision on securities release (additional release) was made: **April 28, 2006, minutes #23/184.**
2.4. Type, category, serial number and other identification attributes of inscription securities: **ordinary inscription paperless shares and privilege inscription paperless shares.**
2.5. The amount of promoted securities and nominal price of every promoted security: **ordinary inscription paperless shares in a quantity of 3 538 928 532 (three billion five hundred and thirty eight million nine hundred and twenty eight thousand five hundred and thirty two) shares at a nominal price of 0.25 (zero point twenty five) rubles. Privilege inscription paperless shares, type A in a quantity of 521 993 080 (Five hundred and twenty one million nine hundred ninety three thousand eighty) shares at a nominal price of 0.01 (zero point zero one) rubles.**
2.6. Way of shares promoting: **conversion of shares into shares of the same type with a lower nominal price.**
2.7. Price for the securities promotion or the order of its determination: **there is no information for such type of securities promotion.**
2.8. The term (date of the beginning or stopping) of the securities promotion or the order of its determination: **date of the state registration of the last of Joint Stock Companies, created as a result of Samaraenergo JSC reorganization in the form of separating.**
2.9. Other requirement on securities promotion, determined with the decision on securities promotion: **ordinary shares in Samaraenergo JSC are converted into ordinary shares in the created companies and at the same time to ordinary shares of a lower price in Samaraenergo JSC, and are promoted among the shareholders of Samaraenergo JSC including those who voted against or didn't participate in voting on the item on the reorganization of Samaraenergo JSC proportionally to the amount of their owned Samaraenergo JSC ordinary shares.**   **Every ordinary share in Samaraenergo JSC at a nominal price of 1 (one) ruble is converted into 1 ordinary share in Samaraenergo JSC at a nominal price of 0,25 rubles**   **The amount of ordinary shares in Samaraenergo JSC, which must be accepted by every shareholder of Samaraenergo JSC, is equal to the amount of his ownership of Samaraenergo ordinary shares amount. Privilege shares of A type in Samaraenergo JSC are converted into privilege shares of A type in the created companies and in Samaraenergo JSC at a lower price. They are promoted among the shareholders of Samaraenergo JSC including those who voted against or didn't participate in voting on the item on reorganization of Samaraenergo JSC proportionally to the amount of their owned Samaraenergo JSC privilege shares.**   **Every privilege share of A type in Samaraenergo JSC with a nominal price of 1 (one) ruble is converted into a privilege share of A type in Samaraenergo JSC with a nominal price of 0.01 rubles.**   **The amount of privilege shares of A type in Samaraenergo JSC, which must be received by every shareholder of Samaraenergo JSC is equal to the amount of their owned Samaraenergo JSC privilege shares.**
2.10. If prospectus for securities registration is realized at Issuer opinion, after every step with issuing securities procedure: **the Issuer must release information after every step of issuing securities procedure according to point 5.1 of FSFR Russia Order of #05-5/ license from 16.03.2005 "About information releasing by the issuing securities Issuer".**

Notification on Substantial Fact
"Information on General Meetings Decisions"

1. General Data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News
1.9. The code of substantial fact	1000127A21062006
2. The Notification Content	

2.1. The meeting type (annual, emergency): **annual.**
2.2. General meeting kind: **common presence.**
2.3. The date and place of General Meeting: **June 16, 2006, Malakovsky st. 15, Samara, Russia**

2.4. Quorum of General Meeting: **votes having a right to vote on agenda items – owners of promoted shares 3 538 928 532 (100%). Votes of participants of the meeting - 3 127 373 856 (88,3706%). General Meeting has a quorum on all the items of agenda.**

2.5. Items set for the voting and the voting results:

<u>Item #1</u>: About Annual Report, Annual Accounts, including Company Income and Expenditure Statement approving, and about Company Income and Expenditure Distribution according to results of 2005 financial year.

Voting results:	*Votes*	*% of participants*
«FOR»	*3 127 350 287*	*99,9992*
«AGAINST»	*0*	*0,0000*
«ABSTAINED»	*0*	*0,0000*

Invalid votes	*20 447*

<u>Item #2</u>: About the election of Board of Directors Members.

Votes distribution

№	*CANDIDATE NAME*	*Votes for cumulative voting*	*% of participants*
1	*Mr. Boris Feodorovich Remezentsev*	*3 332 280 755*	*10,6552*
2	*Mr. Vasily Vladislavovich Nikonov*	*3 291 244 635*	*10,5240*
3	*Mr. Radion Suierovich Kim*	*3 290 353 700*	*10,5211*
4	*Ms. Elene Nikolaievna Ulanovskaya*	*3 290 353 700*	*10,5211*
5	*Mr. Dmitry Viktorovich Shtykov*	*3 290 353 500*	*10,5211*
6	*Ms. Natalia Grigorievna Boyko*	*3 290 353 500*	*10,5211*
7	*Mr. Alexey Vladimirovich Kalinin*	*2 888 450 730*	*9,2360*
8	*Mr. Dmitry Igorevich Azarov*	*2 884 580 240*	*9,2237*
9	*Mr.Pavel Mikhailovich Teplukhin*	*2 877 717 580*	*9,2017*
10	*Mr. Valery Vladimirovich Sotnikov*	*2 837 814 230*	*9,0741*
11	*Ms. Tatiana Alekseievna Sotnikova*	*200*	*0,0000*
12	*Mr. Ivan Sergeievich Poyarkov*	*100*	*0,0000*
13	*Mr. Andrey Viktorovich Taskaiev*	*0*	*0,0000*
14	*Mr. Alexander Aleksandrovich Chaburin*	*0*	*0,0000*
AGAINST all the candidates		*0*	*0,0000*
Abstained on all the candidates		*0*	*0,0000*
Invalid votes			*204 470*

Item #3: About the Company's Auditing Committee Members election

Votes Distribution (valid):

№	Candidate name	FOR		AGAINST	ABSTAINED	INVALID
		VOTES	%	VOTES	VOTES	VOTES
1	Mr. Denis Sergeievich Gorokh	3 127 366 884	99,9998	0	0	3 850
2	Ms. Ksenia Valerievna Ivanova	3 127 366 884	99,9998	0	0	3 850
3	Mr. Yury Aleksandrovich Kirillov	3 127 366 884	99,9998	0	0	3 850
4	Mr.Mkihail Afanasievich Morozov	3 127 366 884	99,9998	0	0	3 850
5	Ms.Elena Evgenievna Smirnova	3 127 365 526	99,9997	0	0	5 208

Invalid votes	204 470

Item#4: About approving the Company Auditor.

Voting results	Votes	% of participants
«FOR»	3 127 350 287	99,9992
«AGAINST»	0	0,0000
«ABSTAINED»	0	0,0000

Invalid votes	20 4470

Item #5: About changes and additions to the Company Charter

Voting results	Votes	% of participants
«FOR»	3 107 692 789	99,3707
«AGAINST»	0	0,0000
«ABSTAINED»	0	0,0000

Invalid votes	19 677 945

Item #6: About payment of rewards and compensations to the Company Board of Directors Members.

Voting results	Votes	% of participants
«FOR»	3 107 691 431	99,3706
«AGAINST»	1 358	0,0000
«ABSTAINED»	0	0,0000

Invalid votes	19 677 945

Item #7: About payment of rewards and compensations to the Company Auditing Committee Members.

Voting results	Votes	% of participants
«FOR»	3 107 691 431	99,3706
«AGAINST»	1 358	0,0000
«ABSTAINED»	0	0,0000

Invalid votes	19 677 945

2.6. The Meeting Decisions.

Decision on Item #1:

1. To approve the Company Annual Report, Annual Accounts, including Company Income and Expenditure Statement according to results of 2005 financial year.

2. To approve the following Company Income and Expenditure Distribution according to results of 2005 financial year:

(thous. rbl.)

Retained earning (loss) of accounting period:	540 727
Distribute on: reserve fund	---
Dividends	11 027
Investments (accumulation)	529 700
Redemption of losses of previous years	---

3. With allowance made for the fact that dividends on ordinary shares were calculated to the amount of 0,053807 rubles per one ordinary share (General Shareholders Meeting minutes from December 31, 2005 #2005-4в) for the results of 9 months of 2005, it was decided not to pay dividends on ordinary shares in the Company based on 2005 results.

4. With allowance made for the fact that dividends on privilege shares were calculated in amount of 0,053807 rubles per one privilege share (General Shareholders Meeting Report from December 31, 2005 #2005-4в) the results of 9 months of 2005, it was decided to pay dividends on privilege shares in the Company based on 2005 results to the amount of 0,021125 rbl. per one privilege share of the Company in cash in 60 days from the date of the decision about the payment making.

Decision on Item #2:

To elect the Company Board of Directors consisting of: Mr. Dmitry Igorevich Azarov, Ms. Natalia Grigorievna Boyko, Mr. Alexey Vladimirovich Kalinin, Mr. Radion Suierovich Kim, Mr. Vasily Vladislavovich Nikonov, Mr. Boris Feodorovich Remezentsev, Mr. Valery Vladimirovich Sotnikov, Mr.Pavel Mikhailovich Teplukhin, Ms. Elena Nikolaievna Ulanovskaya, Mr. Dmitry Viktorovich Shtykov.

Decision on Item #3:

To elect the Company Auditing Committee consisting of: Mr. Denis Sergeievich Gorokh, Ms. Ksenia Valerievna Ivanova, Mr. Yury Aleksandrovich Kirillov, Mr.Mikhail Afanasievich Morozov, Ms.Elena Evgenievna Smirnova.

Decision on Item #4:

To approve PricewaterhouseCoopers Audit JSC as the Auditor of the Company.

Decision on Item #5:

Make the following changes and additions to the Company Charter:

In Article 11: to state first extract of point 11.5 as the following:

«11.5. Notification on General Meeting of Shareholders is sent (or handed) to every person, named on the list of those who have the right to participate in General Meeting of Shareholders, and also is published by the Company in Samara News newspaper not later than 30 (thirty) days before the date of the Meeting.»;

11.13: to state as the following:

«11.13. Voting results and decisions, made by the Company General Meeting of Shareholders may be disclosed at the Company General Meeting of Shareholders.

If voting results and decisions, made by the Company General Meeting of Shareholders were not disclosed at the Company General Meeting of Shareholders, then not later than 10 days after the report on the voting results is made, the results and decisions of the Meeting are published by the Company in Samara News in form of voting results report».

In Article 12: to state point 12.4 as the following:

«12.4. Notification on General Meeting of Shareholders as absentee ballot is to be published by the Company in Samara News not later than 30 (thirty) days before the last day of bulletins accepting by the Company»;

to state point 12.8 as the following:

«12.8. Decisions approved at the General Meeting of Shareholders and the voting results are to be published in Samara News not later than 10 (ten) days after the day of report made on voting results.».

In Article 15: to state subitem 8 of point 15.1. as the following:

«8) approval of the decision on, prospectus for securities and report on securities release results, approval of the reports on results of shares purchase from the Company shareholders and reports on the results of such purchases»;

add to point 15.1 with subitem 46 as the following:

«46) preliminary decisions approval on Company arrangements (including several related arrangements) connected with the alienation or possible alienation of property, main permanent assets, non-material assets, unfinished buildings not intended for manufacturing use, transferring, dispatching, distribution of electric and thermal power in cases (amounts) determined by separate decision of the Company Board of Directors».

In Article 22: to state subitem 8 of point 22.1 as the following:

«8) securities prospectus (issuer prospectus), quarterly Issuer report and other documents, containing information, which must be published or disclosed in any other way according to federal laws».

Decision on Item #6:
To approve the new edition of regulations on the payment of rewards and compensations to the Company Board of Directors Members. To determine that the regulations apply to all the members of the Board of Directors from the moment of its approval. Point 4.2 of Regulation – from January 1, 2005 and the sum of additional rewards paid to every member of Board of Directors according to the results of 2005 must be reduced by the sum of additional rewards paid to every member of Board of Directors due to the Company dividends announcement according to the results of three, six and nine months of 2005.

Decision on Item #7:
To approve the new edition of regulations on the payment of rewards and compensations to the Company Auditing Committee Members.

Notification on Substantial Fact
"Information on Charged and (or) Paid Incomes on Issuer Securities"

1. General Data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News
1.9. The code of substantial fact	0600127A21062006

2. The Notification Content

2.1. Type, category, serial number and other identification attributes of inscription securities: **privilege inscription shares of A type.**

2.2. State Register number of securities release (additional release), date of state registration: **2-01-00127-A, 04.07.2003**

2.3. Name of State Registration Body registered the securities release (additional release): **Federal Commission on Securities of Russia**

2.4. Issuer Managing Body made the decision on dividends on shares of the Company payment (announcement): **General Meeting of Shareholders.**

2.5. The date of making decision on dividends on shares of the Issuer payment (announcement): **June 16, 2006.**

2.6. The date of report of Issuer Managing Body meeting where the decision on dividends on shares of the Company payment (announcement) was made: **June 21, 2006.**

2.7. General amount of dividends charged on Issuer shares of definite type and amount of dividend charged per a share of a definite type: **11 027 000 rubles; 0,021125 rubles per one privilege share of A type.**

2.8. Form of income payment on securities of the Issuer (money payment or other property): **money payment.**

2.9. The date by which the commitment on income on the Issuer securities payment must be done: **in 60 days from the day of decision on dividends payment making.**

Notification on Substantial Fact
"Information on Securities of the Issuer Release"

1. General Data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC

1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News, Appendix to FSFR Bulletin
1.9. The code of substantial fact	0500127A07112006
2. The Notification Content	

2.4.1. Type, category, serial number and other identification attributes of inscription securities: **ordinary inscription paperless shares and privilege inscription paperless shares of A type.**
2.4.2. State registration number of securities release (additional release) and date of State registration: **2-01-00127-A and 2-02-00127-A, 02.11.2006**
2.4.3 Name of State Registration Body registered the securities release (additional release): **Federal Service on Financial Markets of Russia**
2.4.4. Amount of promoted securities and nominal price of every security: **ordinary inscription paperless shares – 3 538 928 532 (three billion five hundred and thirty eight million nine hundred and twenty eight thousand five hundred and thirty two pieces) at a nominal price of 0.25 (zero point twenty five) rubles. Privilege inscription paperless shares of A type – 521 993 080 (five hundred and twenty one million nine hundred and ninety three thousand eighty pieces) at a nominal price of 0.01 (zero point zero one) rubles.**
2.4.5. Share of actually promoted securities of general amount of released (additionally released) securities, which must be promoted: **100%, all the securities of the release are promoted.**
2.4.6. Way of securities promotion: **shares converting to the shares of the same type with a lower nominal price.**
2.4.7. The date of actual start of securities promotion (the first bargain on securities alienation to the first owner date): **01.04.2006 – date of state registration of the last of Joint Stock Companies, created as a result of Samaraenergo JSC reorganization in form of separation.**
2.4.8. The date of actual finish of securities promotion (the date of last record on personal account about the last owner in system of rights on securities release (additional release) registration: **01.04.2006 – date of State registration of the last Joint Stock Company, created as a result of Samaraenergo JSC reorganization in form of separation.**
2.4.9. The date of State registration of Report on result of securities release (additional release): **02.11.2006.**
2.4.10. Name of State Registering Body which registered the Report on result of securities release (additional release): **Federal Service on Financial Markets of Russia.**
2.4.11. The fact of registration (lack of registration) of securities prospectus simultaneously with the State securities registration of release (additional release): **registration of securities prospectus simultaneously with the State securities registration of release wasn't performed.**

Information on the Suspension of Issuing Securities Promotion

1. General Data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News, Appendix to FSFR Bulletin
2. The Notification Content	

2.1. Information on securities, the promotion of which is suspended.
2.1.1. Type, category, serial number and other identification attributes of securities: **ordinary inscription paperless shares and privilege inscription paperless shares of A type.**
2.1.2. State registration number of securities release (additional release) and date of State registration: **1-02-00127-A and 2-02-00127-A, 04.07.2003**
2.1.3. Name of State Registration Body registered the securities release (additional release): **Federal Commission on Securities of Russia**
2.1.4 Amount of promoted securities and nominal price of every security: **ordinary inscription paperless shares – 3 538 928 532 (three billion five hundred and thirty eight million nine hundred and twenty eight thousand five hundred and thirty two) pieces at a nominal price of 0.25 (zero point twenty five) rubles. Privilege inscription paperless shares of A type – 521 993 080 (five hundred and twenty one million nine hundred and ninety three thousand eighty) pieces at a nominal price of 0.01 (zero point zero one) rubles.**
2.1.5. Way of securities promotion: **converting shares into the shares of the same type with a lower nominal price.**
2.1.6 The date of start of securities promotion: date of state registration of the last of Joint Stock Companies, created as a result of Samaraenergo JSC reorganization in form of separation – **April 1, 2006.**
2.1.7 The date of finish of securities promotion: date of state registration of the last of Joint Stock Companies, created as a result of Samaraenergo JSC reorganization in form of separation – **April 1, 2006**
2.1.8 Price of securities promotion or the way of it determination: **there is no information for such type of securities promotion.**
2.1.9 Form of payment for promoted securities: **there is no information for such type of securities promotion.**
2.2. The date of stay of issuing securities promotion: **July 4, 2006**
2.3. Foundation for stay of issuing securities promotion: **approving the decision on suspension of Samaraenergo Open Joint Stock Company of Power and Electrification securities issuing by Federal Service on Financial Markets of Russia**
2.4. If securities promotion is stayed by the decision of State Authorize Body the date of receiving the notice in writing about the stay of securities promotion by the Issuer: **July 12, 2006.**
2.5. Limits connected with the stay of the Issuer securities promotion: **from the date of previous information on stay of securities issuing it is forbidden to trade on those securities promotion, to advertise the securities of that issue; from the date of previous information on suspension of securities issuing the Registrar can not make transfer decisions about the securities promotion if their issuing is suspended, nor do other actions except the cases provided by federal laws and legal acts of Russian Federation, predicted acts of Federal Body of Executive Authority on Securities Market.**

Information on Securities Prospectus Registration and the Procedure of Access to the Information Contained in Securities Prospectus

(after State registration of the report on the results of issuing securities release)

1. General Data	
1.1. The Issuing Company full name	Samaraenergo Open Joint Stock Company of Power and Electrification
1.2. Short Issuing Company name	Samaraenergo JSC
1.3. Location of the Issuer	Maiakovsky st. 15, Samara, Russia 443100
1.4. Issuer's SRN	1026300956131
1.5. Identification number of the tax-payer	6315222985
1.6. Issuer's unique code given by Registering Body	00127-A
1.7. The internet address used by the Issuer for information on substantial facts publication	www.samaraenergo.ru
1.8. Name of periodical used by the Issuer for information on substantial facts publication	Samara News, Appendix to FSFR Bulletin
2. The Notification Content	

2.1. Information on securities, the prospectus registration is doing with: 2.1.1. Type, category, serial number and other identification attributes of securities: **ordinary inscription paperless shares and privilege inscription paperless shares of A type.** 2.1.3. State registration number of securities release (additional release) and date of State registration: **1-02-00127-A and 2-02-00127-A, 02.11.2006** 2.1.4. The date on State registration of reports on the results of securities release: **02.11.2006** 2.1.5. Name of State Registration Body registered the securities release (additional release) and State registration of report on the results of securities release (additional release): **Federal Service on Financial Markets of Russia.** 2.1.6. Amount of released securities: **ordinary shares – 3 538 928 532 (three billion five hundred and thirty eight million nine hundred and twenty eight thousand five hundred and thirty two) pieces and privilege shares of A type – 521 993 080 (five hundred and twenty one million nine hundred and ninety three thousand eighty) pieces.** 2.1.7. Nominal price (if it is provided by Russian Federation legislation) of every issuing security: **the nominal price of one ordinary share is 0.25 (zero point twenty five) rubles, the nominal price of one privilege share is 0.01 (zero point zero one) rubles.** 2.2. The date of registration of securities prospectus: **December 14, 2006.** 2.3. Name of State Registration Body registered the securities prospectus: **Federal Service on Financial Markets of Russia.** 2.4. Access to information, contained in securities prospectus procedure: **copies of texts of registered securities prospectus are given to persons concerned by request and also published at the Company internet site www.samaraenergo.ru.** 2.5. If the prospectus is signed on Securities Market by a financial consultant – notification on this fact and full and short firm name of Financial Consultant and its location: **the prospectuses aren't signed on the Securities Market by a financial consultant.**

3.1. Other

By 31.12.2006 the Company had promoted the following types of inscription paperless shares:

- 521 993 080 (five hundred and twenty one million nine hundred and ninety three thousand eighty) pieces of privilege shares of A type with the nominal price of 0.01 (zero point zero one) rubles each, at a total sum at nominal value of 5 219 930. 80 rubles(five million two hundred and nineteen thousand nine hundred and thirty rubles 80 kopeks.).
- 3 538 928 532 (three billion five hundred and thirty eight million nine hundred and twenty eight thousand five hundred and thirty two) pieces of ordinary shares with the nominal price of 0.25 (zero point twenty five) rubles each, at a total sum at nominal value 884 732 133 (eight hundred and eighty four million seven hundred and thirty two thousand a hundred and thirty three) roubles.

Charter capital amounts to 889 952 063.80 rubles (eight hundred and eighty nine million nine hundred and fifty two thousand sixty three rubles 80 kopeks).

The state registration numbers, given by FSFR to shares issue of Samaraenergo JSC are 1-02-00127-A and 2-02-00127-A from 02.11.2006

The total amount of registered Samaraenergo JSC securities released.

	Event	Date	State registration number	Shares in the release		Nominal cost of security in rubles	Date of registration of securities prospectus (plan of privatization/ issuing prospectus)
				ordinary	privilege		
1.	First issue	22.04.1993	42-1П-315	1 926 833	288 000	1 000	April 22. 1993
2.	Second issue	07.10.1994	42-1-810	499 053 208	74 304 000	1 000	October 7. 1994
3.	Third issue	12.04.1999	1-03-00127-A 2-03-00127-A	3 005 880 246	447 552 000	1	April 12, 1999
4.	Union of issues	04.07.2003	1-01-00127-A 2-01-00127-A	3 506 860 287	522 144 000	1	-
5.	Fourth issue	14.05.2004	1-01-00127-A-003D	59 725 245	-	1	-
6.	Conversion	02.11.2006	1-02-00127-A 2-02-00127-A	3 538 928 532	521 993 080	0.25 0.01	December 14, 2006
General amount of shares in circulation				3 538 928 532	521 993 080	0.25 0.01	

During the process of Samaraenergo JSC's reorganization the decision for which was taken at emergency meeting of shareholders on 30.09.2005, 27 657 000 ordinary shares and 150 920 privilege shares of A type were sold. The Board of Directors approved the report on the results of shares sales at the meeting on 29.12.05 (report #16/176 from 10.01.06). There are 3 538 928 532 ordinary shares and 521 993 080 privilege shares of A type left in circulation.

Since February 1998 Samaraenergo JSC has been a participant of the Bank of New York program on American Depository Receipts Release (ADR) of the first level on common and priority shares of Samaraenergo JSC. ADR share in Charter Capital of the Company at the end of 2006 was 0.63% of ordinary and 0.56% of privilege shares from the total amount of shares in the relevant category.

The share capital of Samaraenergo JSC is distributed between groups of shareholders as follows (the data is given without clients of nominal holders evaluation):

Name of securities owner	**Share in Charter Capital by:**	
	31.12.2005*	**31.12.2006**
RAO UES of Russia JSC	48,61%	48,61%
Corporate Bodies and nominal holders	43,41%;	43,46%
Private Owners	7,98%	7,905%
Federal ownership	-	-
Ownership of RF subject	-	-

* - with allowance for repayment for the shares repurchase.

Samaraenergo JSC Share Capital Structure for 31.12.2006.


Private Owners
7.91%
RAO UES of Russia
48.61%
Corporate Bodies and nominal
43.46%

In connection with the conversion process of Samaraenergo JSC ordinary and privilege shares, and the maturing of the said securities upon conversion, on 6 April, 2006 shares of Samaraenergo JSC were excluded from Quoting List of SE MMVB "A" of second level and on 21 April, 2006 from the Securities List, put into circulation by SE RTS JSC.

On 2 November, 2006 the Federal Service on Financial Markets of Russia registered the share release of Samaraenergo JSC promoted by shares converted to shares of the same category with a lower nominal price. After the release registration the securities were put to trade in the "Securities put into circulation, but not included in quoting lists" section of Stock Exchange RTS JSC.

The auctioning of Samaraenergo JSC shares in 2006 were held until 4 April, 2006, in connection with this the dynamics of share price is given for the period from 01.01.2006 to 04.04.2006. SE MMVB JSC data is used (www.micex.ru).


The dynamics of privilege shares prices
Market price
10.01.2006
17.01.2006
24.01.2006
31.01.2006
07.02.2006
14.02.2006
21.02.2006
28.02.2006
07.03.2006
14.03.2006
21.03.2006
28.03.2006
04.04.2006

The dynamics of privilege share prices of Samaraenergo JSC are reflected in the graph. From the beginning of 2006 year until the end of March 2006 the rise of the market price of shares from 3.376 rubles per share to 5,059 rubles can be seen. The maximum market price occurred on 31 March, 2006 and reached 6.339 rubles. April 2006 saw the fall of share prices to 2.418 rubles per privilege share.


The dynamics of ordinary shares prices
Market price
10.01.2006
17.01.2006
24.01.2006
31.01.2006
07.02.2006
14.02.2006
21.02.2006
28.02.2006
07.03.2006
14.03.2006
21.03.2006
28.03.2006
04.04.2006

When analyzing the dynamics of Samaraenergo JSC ordinary share prices a tendency similar to the dynamics of privilege shares can be seen. From the beginning of 2006 year the rise of the market price of shares from 4,3 rubles per share to 6.203 rubles. On March 31, 2006 the market price of 1 share was 7.203 rubles. April 2006 saw the fall of share price to 3.746 rubles per ordinary share.

As was previously said, in April 2006 the trading of ordinary and privilege shares of Samaraenergo JSC was stopped.

Capitalization of the Company in 2006 year according to data about market prices of SE MMVB JSC (mln rbl.)

Period	Common shares	Priority shares	General capitalization
1 quart.2006	18 785	2 206	20 991
2 quart.2006	-	-	-
3 quart.2006	-	-	-
4 quart.2006	-	-	-

Information on market capitalization for II-IV quarter of 2006 year isn't given due to the fact that the trading of Samaraenergo JSC shares on SE MMVB JSC and SE RTS JSC was stopped in April 2006.



The dynamics of Samaraenergo JSC Capitalization
26 000 000 000р.
24 000 000 000р.
22 000 000 000р.
20 000 000 000р.
18 000 000 000р.
16 000 000 000р.
14 000 000 000р.
12 000 000 000р.
10 000 000 000р.
8 000 000 000р.
6 000 000 000р.
4 000 000 000р.
2 000 000 000р.
0р.
31.01.2006
07.02.2006
14.02.2006
21.02.2006
28.02.2006
07.03.2006
14.03.2006
21.03.2006
28.03.2006
04.04.2006

Bodies with a share of more than 5% in Charter Capital of the Company registered in the shareholders register

Name of securities owner	Share in Charter Capital on:	
	31.12.2005	31.12.2006
RAO UES of Russia	48,61%	48,61 %
Depository Clearing Company JSC – NH*	34,02%	37,58%
Samara Credit JSC – NH	7,74%	-
Private Shareholders	-	7,905

*NH – nominal holder

In 2006 the Company didn't make deals, which could be recognized as large according to Federal law "About Joint Stock Companies".

Section 4. General Production Indices

(for non separated JS Energy and Generating Companies)

4.1. Structure and volume of electric power output and capacity arranged by generating capacity for the last three years with indication of load and power reserve.

On January 1st, 2006 two interregional companies, Volga TGC JSC and Volga IRDC JSC created with the participation of Samaraenergo JSC, Saratovenergo JSC and Ulyanovskenergo JSC came into operational activity, functioning as JS Energy on Generating and Distribution of electric and thermal power. Thus, information on the volume of Samaraenergo JSC's electric power output and capacity in 2006 cannot be given.


MW
800,0
700,0
600,0
500,0
400,0
300,0
200,0
100,0
0,0
reserve
load
2003
2004
2005
ToTPS
NK TPS-2
VAZ TPS
Sam TPS
Nk TPS-1
BTPS
STPS
SamHES

Pic. 4.1.1 Structure of working capacity by generating capacity

Structure of working capacity

	2004 г.		2005 г.	
	load	reserve	load	reserve
ToTPS	327,0	48,8	311,3	55,0
Nk TPS-2	117,1	69,9	125,7	50,3
VAZ TPS	632,3	110,2	610,5	139,8
Sam TPS	264,5	17,0	262,3	13,3
Nk TPS-1	58,8	5,7	60,7	5,1
BTPS	100,3	7,1	101,1	7,3
STPS	100,0	9,3	105,6	8,8
SamHES	22,5	0,0	23,5	0,0
JS Energy	**1622,5**	**268**	**1600,7**	**279,6**



load
reserve
%
100,0
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
10,2
14,2
14,9
89,8
85,8
85,1
2003
2004
2005

Pic. 4.1.2 Structure of working capacity

The volume and structure of TPS electric power output are given in table 4.1.2 and in pictures 4.1.3, 4.1.4.

Volume and structure of electric power output according to generating capacity

	2004		2005	
	Output million kW/h	% of JS Energy production	Output million kW/h	% of JS Energy production
ToTPS	2 759,0	20,1	2 622,4	19,4
Nk TPS-2	5 307,8	38,7	1 012,8	7,5
VAZ TPS	986,6	7,2	5 182,6	38,4
Sam TPS	2 245,3	16,4	2 181,4	16,2
Nk TPS-1	507,6	3,7	527,0	3,9
BTPS	880,1	6,4	884,5	6,6
STPS	835,1	6,1	876,3	6,5
SamHES	196,9	1,4	207,3	1,5
JS Energy	**13 718,4**	**100,0**	**13 494,2**	**100,0**


Mln. kW/h
6 000.0
5 000.0
4 000.0
3 000.0
2 000.0
1 000.0
0.0
2 944.3
2 759.0
2 622.4
985.1
986.6
1 012.8
5 358.1
5 307.8
5 182.6
2 274.4
2 245.3
2 181.4
489.2
507.6
527.0
925.5
880.1
884.5
832.2
835.1
876.3
198.3
196.9
207.3
2003
2004
2005
ToTPS
Nk TPS
VAZ TPS
Sam TPS
Nk TPS-1
BTPS
STPS
SamHES

Pic. 4.1.3 TPS output


%
45,
40,
35,
30,
25,
20,
15,
10,
5,0
0,0
21,0
20,1
19,4
7,0
7,2
7,5
38,3
38,7
38,4
16,2
16,4
16,2
3,5
3,7
3,9
6,6
6,4
6,6
5,9
6,1
6,5
1,4
1,4
1,5
2003
2004
2005
ToTPS
Nk TPS-2
VAZ TPS
Sam TPS
Nk TPS-1
BTPS
STPS
SamHES

Pic. 4.1.4 Structure of TPS output



by cond. cycle
by therm. cycle.
%
100,0
90,0
80,0
70,0
60,0
50,0
40,0
30,0
20,0
10,0
0,0
60,7
62,8
64,3
39,3
37,2
35,7
2003
2004
2005

Pic. 4.1.5 Structure of Samaraenergo JSC output



mln. kW/h
by cond. cycle
by therm. cycle
14 000,0
12 000,0
10 000,0
8 000,0
6 000,0
4 000,0
2 000,0
0,0
8 499,2
8 616,8
8 683,4
5 507,9
5 101,6
4 810,8
2003
2004
2005

Pic. 4.1.6 Structure of Samaraenergo JSC output

4.2. The dynamics of useful electric power distribution for the last three years.

An increase in useful electric power distribution can be seen in the results of 2006. The increase in this index is due to a 485.6 mln. kW/h (7.4%) rise in electric consumption by basic consumers, a 26.9 mln. kW/h (11.8%), rise in consumption by budget consumers a 24.4 mln. kW/h (4%) rise in consumption by household consumers, and a 35.8 mln. kw-h (3.2%)rise in consumption by other consumers.
Such a significant rise of Samaraenergo JSC's useful distribution was due to a number of reasons:

- The appearance of new consumers: Volga TGC JSC and Volga IRDC JSC.
- An increase in electric consumption by a number of large enterprises in Samara Region.


Useful Distribution of Electric Power
mln. kw-h
19 000
18 800
18 600
18 400
18 200
18 000
17 800
17 600
17 400
18 086
17 903
18 776
2004
2005
2006

4.3. The dynamics of the volume of energy distribution on the Federal Wholesale Electric Power Market and energy produced and bought by the Company during the last three years.

In accordance with the principles of the undergone reforms, Samaraenergo JSC stopped its electric power production activity on January 1st, 2006. Due to this, the whole volume of electric power distributed to consumers is bought on the Wholesale Electric Power Market, which is made up of a competitive, regulated sector
and

The dynamics of electric power purchase volume on the WEPM and company output for 2004-2006



25 000
20 000
15 000
10 000
5 000
0
mln. kW/h
2004
2005
2006
Competitive sector (from 2004 to September 2006- Free trade sector (FTS), from September 2006 –Day Ahead Market)
Purchase from the regulated sector and the deviation sector
Samaraenergo JSC- generated

mln. kW/h

	2004	2005	2006
Competitive sector	5 743	5 081	3 741
Purchased on the regulated sector and the deviation sector	2 504	2 805	16 382
Samaraenergo JSC-generated	10 109	11 519	0
TOTAL	**18 085**	**19 405**	**20 123**

4.4. The dynamics of expenditure on the restoration of main derived funds for the last three years in prices.

The main derived funds of Samaraenergo JSC's subsidiary company Energosbyt JSC chiefly consisted of the regional distribution administrative building. As a result of the 2006 reorganization, most of Electrosbyt's real estate was put into the possession of Volga TGC JSC, and rented by Samaraenergo JSC. As a result, expenditure on the restoration of main derived funds still in the possession of Samaraenergo hardly took place. In accordance with the approved accounting policy, expenditure on vehicle and computer hardware repairs is the concern of external companies.


Expenditure on the restoration of main derived funds
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
thous. rbl.
8623
5186
0
2004
2005
2006
year

4.5. Dynamics of the emergency situations index for the last three years (in graphs and tables).

The emergency situations index for Samaraenergo JSC as a JS-Energy is given for 2004 and 2005.

Information on the amount of technological disturbance.

Index	**2005**	**2004**
Electric power cuts (kW/h)	470946	351350
Thermal power cuts (Hcal)	7496	3483
Total economic damage to the energy system (thous. rbl.)	13847,044	10971,517
Quantity of accidents	-	-
Caused by employees	-	-
Fires amount	-	-
General amount of incidents	209	207
Caused by employees (incidents)	17	30
Caused by employees (%)	8	14
Incidents on Thermal Power Stations	52	62
Caused by employees (incidents)	11	23
Caused by employees (%)	21	37
Thermal power cuts (Hcal)	7366	1263
Economical damage (thous. rbl.)	9383,157	7624,14
Incidents on thermal networks	1	2
Caused by employees (incidents)	1	-
Thermal power cuts (Hcal)	130	62
Economic damage (thous. rbl.)	73,0	224
Incidents on electrical networks	156	147
Caused by employees (incidents)	5	5
Electric power cuts (kW/h)	470946	351350
Economic damage (thous. rbl.)	4390,887	3142,358
Fires	1	2

Because of organizational reasons the incidents are classified as following: cases

1.	Erroneous activities of operative personnel.	
	caused by thermal power workers	5
	caused by electricity technical workers	9
2.	Erroneous activities of service workers	1
3.	Erroneous of outside workers	-
4.	Erroneous activities of repairing and engineering workers	2
5.	Erroneous activities of managing personnel	2
6.	Noncompliance with terms, omission of technical support of equipment at the necessary level	51
7.	The effect of outside persons and companies	78
8.	The effect of natural disasters	43
9.	Unclassified	18
	Total:	**209**

The number of incidents involving thermal technical equipment:

Equipment types	2005	2004
Energy boilers	9	20
Water heating boilers	-	-
Turbines	16	7
Thermal networks	1	2
Gas-turbine installation	6	5

The number of incidents involving electric technical equipment:

Types of Equipment	2005	2004
Generator	7	6
Generator field system	4	5
Power transformer	14	7
Current transformer	4	-
Pressure transformer	0	1
Modular splint	1	7
Complex Dividing Mechanism or Voltage CDM	2	3
Air switch	1	1
Oil switch	2	3
Surge protector	2	1
Electric engine	0	0
Disconnector	0	0
Relay protection and automatics devices	8	8
Chains of comm. apparatus execution	6	2
Air electric main	33	49
Power cable	4	3
Isolators	13	4
Terminal poles	0	0
Air mains 6-10kW	**75**	**71**
Transformer	4	2
CDM	2	3
Power cable	4	2
Isolators	11	9
Terminal poles	11	2
Air electric main	48	53
Total	**176**	**171**

Section 5. Power Sales Activity

5.1 The dynamics of power issuing and selling for the last three years including the dynamics of subscriber debts.

18775.6 million kW/h of electricity was usefully distributed in 2006, 4.2% more than established in the business plan. The biggest increase in factual figures compared to those written in the plan was seen in the useful distribution of electricity to industrial consumers and housing companies.

The main targets of power selling activity were the following:

1. Strengthening the influence and raising the status of Samaraenergo JSC as a retail company and an electricity distribution service customer on the retail market and as a buyer on the wholesale market.
2. Maintaining the level of electricity distribution at 2005 levels of in JSC-s, under the conditions of reformation of Mid-Volga Inter-Regional Managing Company management.
3. Keeping existing consumers on the electricity retail market.
4. Gaining consumers from other electricity resellers.
5. The development of relations and cooperation with network territorial companies.
6. Application of Rules of retail energy power market functioning during transitioning period of reforming electric power industry in the part of translation uncontrolled prices on consumers.

Samaraenergo JSC. The volume of electricity sales and distribution in 2004-2006.

thous. rbl.

indices	2004	2005	2006г
Volume of sales	18 278 062	19 959 610	22 177 965
Volume of distribution	18 344 200	19 918 153	22 183 723
Level of distribution	100,4 %	99,8 %	100,0 %



25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
18 278 062
100,4%
18 344 200
19 959 610
99,8%
19 918 153
22 177 965
100,0%
22 183 723
Sells volume
Distribuiton volume

Samaraenergo JSC. The dynamics of subscriber debts in 2004-2006.

thous. rbl.

01.01.2004	01.01.2005	01.01.2006	01.01.2007
625 424	500 382	470 205	368 613

Debts owed to Volga IRDC JSC for electricity, acquired for compensation of loss purposes.

thous. rbl.

01.01.2004	01.01.2005	01.01.2006	01.01.2007
625 424	-	-	19 813

Total:

thous. rbl.

01.01.2004	01.01.2005	01.01.2006	01.01.2007
625 424	500 382	470 205	388 426


700 000
600 000
500 000
400 000
300 000
625 424
500 382
470 205
368 613
01.01.2004
01.01.2005
01.01.2006
01.01.2007

Power sales activity was orientated towards the minimization of the following possible risks:

1. The loss of prominent Samaraenergo JSC customers to the wholesale market.
2. The formation of retail companies working in competition on the retail electric power market
3. An increase in debts unlikely to be acknowledged by the consumer and, therefore, unlikely to be collected.
4. A cash discrepancy between payments on the wholesale market and money availability.

5.2 Dynamics of energy realization structure changes (clearings, bills, finances) for the last three years

indices	Actual figures for 2004	Actual figures for 2005	Actual figures for 2006
Useful distribution of electricity (Million kW/h)	18085	17903	18776
Takings from electricity distribution (million rub.)	15438,1	16778,7	18722,6
Level of payment for distributed electric power from subscribers %	100,4	99,8	100,0

5.3 The dynamics of tariff changes by date of new tariff introduction.

Tariffs for electricity for the end-consumers for 2006 were approved by Samara Region Office of State Regulation and Control orders № 56, 57, 58 of 05.12.2005.

The calculation of electric and thermal power tariffs is carried out in accordance with:

1. The basic prices for electric and thermal power in the Russian Federation, approved by RF Government resolution №109 of 26.02.04.

2. Methodical instructions on the calculation of regulated tariffs and prices for electric (thermal) power on the retail market approved by FST RF resolution №20-/2 of 06.08.2004.

The dynamics of electricity tariffs in consumer groups

Rubles per Mw/h

Consumer groups		Voltage level	2004	2005	2006	Tariff increase 2006/2005	
			MSRCEP Orders № 55, 57 from 8.12.03	MSRCEP Orders №24, 25 from 10.11.04г. №41 from 10.12.04	MSRCEP Orders № 56, 57, 58 from 05.12.05г., №60 from 08.12.05	Ruble per Mw/h	%
Basic consumers	Basic consumers HV	HV	847	932	1013	81	8,7
	Basic Consumers MV-1	MV-1	1270	1397	1518	121	8,7
	Basic consumers MV-2	MV-3		1555	1690	135	8,7
	Basic consumers LV	LV		1700	1848	148	8,7
Town households*	Town households*		1150	1150	1310	160	13,9
Country households *	Country households *		800	800	920	120	15,0
Organizations financed from budgets of different levels	Organizations financed from budgets of different levels		1180	1300	1404	104	8,0
Other consumers	Other consumers HV	HV	865	951	1025	74	7,8
	Other Consumers MV-1	MV-1	1290	1419	1532	113	8,0
	Other consumers MV-2	MV-2	1460	1606	1734	128	8,0
	Other consumers LV	LV	1680	1848	1996	148	8,0
Average approved tariff for Samaraenergo JSC consumers			836	917	1008	91	9,9

- Tariff includes VAT

The dynamics of tariffs for Samaraenergo JSC consumers in 2004-2006, rbl./Mw-h


2004
2005
2006
average tariff 2004
average tariff 2005
average tariff 2006г.
rbl./Mw-h
2000
1800
1600
1400
1200
1000
800
600
400
200
0
917
836
1008
Basic consumers HV
Basic consumers MV-1
Basic consumers MV-2
Basic consumers LV
Town population
Country population
Organization financed from budgets of different levels
Other consumers HV
Other consumers MV-1
Other consumers MV-2
Other consumers LV

In accordance with the orders of Samara Region Office of State Regulation and Control of Electric Power, the tariffs for households and equivalent consumers increased by 15% for the country population and 14 % for the town population in 2006. For other groups of consumers (basic, budget consumers, producers of agricultural goods, ministry of health and social development establishments and other consumers) tariffs increased by from 7.8% to 8.6%, depending on consumer category. Tariffs for power distribution organizations increased by 4.1%.

The results of a tariff campaign established that the average tariff for Samaraenergo JSC consumers for 2006 was 1008 rubles per Mw/h, 9.92% higher than tariffs for 2005.

5.4 The dynamics of power consumption, payment of bills, structure of subscribers debt.

In the 2006 business plan, provision was made for a 195.9 million rouble increase in subscriber debt. In fact, subscriber debt in this period was reduced over and above expectations, by 610.3 million roubles. This was, in part, due to the writing-off of debts totalling 34.1 million roubles and the transferring of debts totalling 33.1 million roubles to other selected companies.

The level of realization was set in the business plan at 99%. The factual level of realization for 2006 was 100%.

On 01.01.2007, subscriber debts amounted to 368.6 million roubles.

By 01.01.2007, the following changes had occurred to the structure of subscriber debts in comparison with the beginning of 2006:

- the share of current debts had increased by 13.6%
- the share of debts impossible to collect (dead) had decreased by 17.4%
- the share of working debts had increased by 3.5%
- the share of moratorium debts had increased by 7.4%

As a result, the structure of subscriber debts for electric power turned out as such:

- current 79.5%
- working 6.7%
- moratorium 12.6%
- impossible to collect (dead) 1.2%



Samaraenergo JSC. Electricity issued in 2004-2006 (million kW/h)
19000
18500
18000
17500
17000
18085
17903
18776
2004
2005
2006

The structure of subscriber debts for 2004-2006.

on 01.01.2007


Impossible to collect
("dead")
1,2%
moratorium
12,6%
working
6,7%
current
79,5%

on 01.01.2006


impossible to collect
("dead")
18,6%
moratorium
5,2%
working
10,2%
current
66,0%

on 01.01.2005


impossible to collect
("dead")
15,0%
moratorium
1,7%
working
20,9%
current
62,4%

Section 6. General Indices of the Company's Accounting and Bookkeeping Reports.

The accounting policy of Samaraenergo JSC for 2006 was approved by the management order of 31.12.05.

2.1. The basis of record-keeping.

Samaraenergo JSC organizes and conducts its bookkeeping, and keeps accounting records in accordance with the Russian federal law of November 21, 1996 #129-F3 "On bookkeeping", regulations on the conducting of bookkeeping and accounting records in the Russian Federation, approved by the Russian Federation Ministry of Finance order #34n of 29.07.98, regulations on bookkeeping RoB#1 - RoB #20 and other normative documents in this field.

Company assets and liabilities are evaluated in records according to their actual purchase price, with the exception of share investments.

2.2. Assets and liabilities in foreign currency.

Where a business transaction was made in foreign currency, it was recorded in roubles, using the official exchange rate for the day when the transaction took place. The difference in exchange rates arising in 2006 and involving assets and liabilities transactions is accounted for in the financial results in the content of non-realizable income and expenditure.

2.3. Short term and long term assets and liabilities.

In the reports, assets and liabilities are labeled as short term if their circulation term does not exceed 12 months from the day after the report date, or if the management of Samaraenergo JSC plans to use those assets within 12 months. All other assets and liabilities are labeled in the report as long-term.

2.4. Non-material assets.

Non-material assets include the trade mark of Samaraenergo JSC and expenditure on science research work in accordance with PBK 17/02, approved by the Russian Federation Ministry of Finance order #15N of 19.11.02.

The depreciation of the trade mark was calculated by linear method, on the basis of a 10-year useful exploitation term.

In the report, non-material assets are shown at their original cost minus the depreciation of the trademark accumulated during the time of its exploitation.

The writing-off of expenditure on the research and development of ordinary activity costs was made by linear method. In accordance with bookkeeping policy, research and development expenditure is written-off within a period of 3 years.

2.5. Permanent assets.

Permanent assets include land, buildings, cars, equipment, transport and other such items with a working life exceeding 12 months.

During the report period Samaraenergo JSC did not carry out a revaluation of permanent assets.

Items of permanent assets are recorded according to the original cost of their acquisition or building. The original cost of permanent assets acquired in exchange for goods and valuables other than money is reported at the quoted cost of the transferred or subject-to-transfer assets. The cost of transferred or subject-to-transfer assets was also established based on the value of similar goods and valuables. In the reports, permanent assets are shown at their original cost minus depreciation accumulated during their term of exploitation.

The depreciation of permanent assets was calculated by linear method in accordance with norms approved by USSR Government Decision of 22.10.90 #1072 and the Russian Federal Government Decision of 1/1/2002 #1.

The depreciation of land and available housing was not calculated.

Income and expenditure from the realization of permanent assets, from the writing off and the gratuitous transfer of permanent assets are covered in the report on income and loss in the content of operational income and expenditure.

2.6. Share investments.

Share investments in 2006 are quoted at purchase price, except those quoted on stock exchanges, the value of which is regularly published.

A list of subsidiary and dependent companies is given in the appendix to point 3.11.

2.7. Debt liabilities

Debt securities are shown at purchase price. The difference between the purchase price and the nominal cost of securities is included at the moment of cancellation in other income and expenditure.

2.8. Production supplies.

Production supplies are valued at purchase price.

The valuation of production supplies when issued to production and other outlets was made in 2006, as in 2005, at the cost price of each unit.

For materials of "Fuel" group the valuation was made at the average cost price.

Special clothes, footwear, sleeping gear, inventory, tools, specialist equipment and hardware, regardless of their term of useful exploitation, are counted as production supplies on balance sheet 10 "Materials".

Special clothes, footwear, sleeping gear, inventory, tools, specialist equipment and hardware with an exploitation term of less than a year are fully written off as expenditure when they are issued for exploitation or production. To maintain their working condition for as long as possible, a quantity record has been organized for all persons responsible for materials.

Special clothes, footwear, sleeping gear, inventory, tools, specialist equipment and hardware with an exploitation term of more than a year are written off as expenditure by linear method on the basis of their term of exploitation, starting from the moment they are issued for exploitation or production.

2.9. Uncompleted building.

Unfinished capital investments into real estate permanent assets still being built were calculated according to the actual expenditure on their building so far.

2.10. Future expenditure.

Expenditure taking place in the current report year but relating to future report periods is counted as future expenditure and is to be written off evenly during the periods which they relate to.

2.11. Debts of purchasers and customers.

Customer debts were calculated according to the sum of their unpaid invoices at fair prices and tariffs. The debits of other debtors and of claims are quoted on balance sheets and in reports at the price agreed in contracts.

Samaraenergo JSC creates a reserve of dubious debts according to calculations of production, the goods, works and services. The reserve is determined according to an inventory of unpaid debts carried out on last day of the reported period.

Formation of the reserve occurs quarterly:

- The debt of an organization which is not settled within the term established in the contract, and not covered by corresponding guarantees, is labeled as dubious;
- The value of the reserve is determined according to each separate debt, depending on the financial condition (solvency) of the debtor and an estimation of the probability of debt repayment in full or in part;

The reserve on dubious debts is used by the company to cover losses from the writing-off of debts, the term of repayment claims of which has expired, or the collection of which is impractical.

2.12. Impending expenditure reserves.

Impending expenditure reserves were not created by Samaraenergo JSC during the reported period.

2.13. Declaration of income.

Takings from the sale of products and rendered services were declared for balance sheet purposes according to the shipment of products (or the rendering of services) to customers and the production of documents proving the settlement of their accounts. Takings are quoted in the profit and loss reports minus tax on added costs, export duties, customer discounts and other similar necessary payments.

The following are declared by the company as other income:

- Dividends – in the process of being announced;
- Income from participation in other companies;
- Income from realization of permanent assets, apartments, inventory;

- Income from the renting out of property – accounted for according to contracts on property exploitation;
- Income from the sale of securities.

2.14. Additional and capital reserves.

The Company keeps a capital reserve, intended for covering undefined loss which may occur in the economic turnover. In accordance with Samaraenergo JSC statutes, 5% of the company's net profit is put into capital reserve.

2.15. Changes in bookkeeping policy.

Changes were introduced to the company's bookkeeping policy in 2006, in connection with the liquidation of branches (order 67a of 5/10/2006).

2.16. Comparative data

Comparative data in the reports for 2006 was generated by updating the data of the final report for 2005 to make it conform to changes in the form of the report for 2006.

6.2. An analysis of the dynamics of activity results and the financial status of the company (including the analysis of structure and dynamics of net assets) for the last 3 years.

		2004	2005	2006
Proceeds on shipment, incl.	thous.rbl.	22 791 065	25 649 889	21 684 415
The cost price, incl.	thous.rbl.	20 824 129	24 103 399	21 419 098
Gross profit	thous.rbl.	1 966 936	1 546 490	265 317
Profit up to the taxation	thous.rbl.	1 106 582	841 843	556 432
Net profit	thous.rbl.	440 197	760 729	-264 317

Financial Indices	**Index values**			
Liquidity indices	**2004**	**2005**	**2006**	**Recommended value**
Factor of absolute liquidity	2,271	1,040	1,21	**0,2-0,5**
Factor of fixed-term liquidity	2,979	2,396	1,83	**> 1**
Factor of current liquidity	3,795	2,525	2,07	**1-2**
Financial stability indices				
Factor of financial independence	0,922	0,901	0,63	**0,5-0,8**
Profitability indices				
Profitability of sales	8,63 %	6,03 %	1,22 %	
Profitability of own capital	1,78 %	3,04 %	-12,66 %	
Profitability of actives	4,15 %	3,05 %	-7,9 %	
Business activity indices				
Dynamics of debts to the company	-25,6 %	241,0 %	21,8 %	
Dynamics of company debts	52,2 %	44,7 %	56,2 %	
Correlation of debts owed to and by the company	0,713	1,680	0,65	

The value of relative financial indices is not below the recommended values. The analysis of indices of liquidity and financial stability for the period from the beginning of shows the stability of the company's financial condition.

As maintained by the results of express-analysis, carried out in accordance with the method of rating RAO EEC Russia's subsidiary and dependent companies, Samaraenergo JSC has maintained a stable financial status during the last several years.

	On 1/1/2006	On 31/12/2006	Deviation abs.	%
Assets	27 998 258,00	3 554 179,00	-24 444 079,00	-12,69
Non-material assets	43 835,00	1 740,00	-42 095,00	-3,97
Permanent assets	1 789 091,00	62 049,00	-1 727 042,00	-3,47
Uncompleted building	255 936,00	3 333,00	-252 603,00	-1,30
Long-term financial investments	19 127 932,00	702 891,00	-18 425 041,00	-3,67
Other assets above and beyond turnover assets (including the value of postponed tax assets)	23 951,00	6 116,00	-17 835,00	-25,54
Stocks and supplies	95 221,00	30 731,00	-64 490,00	-32,27
VAT on purchased valuables	251 000,00	244 991,00	-6 009,00	-97,61
Unpaid debts to the company	3 629 067,00	1 011 502,00	-2 617 565,00	-27,87
Short-term financial investments	2 134 077,00	1 185 483,00	-948 594,00	-55,55
Money resources	648 148,00	305 343,00	-342 805,00	-47,11
Other turnover assets	0,00	0,00	0,00	0,00
Liabilities	2 677 770,00	1 234 731,00	-1 443 039,00	-46,11
Long-term loan and credit liabilities	1 984,00	0,00	-1 984,00	0,00
Other long-term liabilities (including the dubious debt reserve)	0,00	0,00	0,00	0,00
Short-term loan and credit liabilities	300 370,00	0,00	-300 370,00	0,00
Creditor debts	2 160 213,00	1 214 270,00	-945 943,00	-56,21
Income payment debts to founders	215 203,00	20 461,00	-194 742,00	-9,51
Impending charges and payments	0,00	0,00	0,00	0,00
Net assets	25 320 488,00	2 319 448,00	-23 001 040,00	-9,16
Charter capital	4 088 730,00	889 952,00	-3 198 778,00	-21,77
Difference between NA and CC	21 231 758,00	1 429 496,00	-19 802 262,00	-6,73

The value of the company's net assets exceeds that of its charter capital.

6.3. The company's balance sheet for the accounting period.

BALANCE SHEET
In accordance with the internal standards of the Russian Open Company " UES of Russia "
For December, 31st, 2006

Form N1 on RCMD	0710001
Date [year, month, date]	2006\12\31
On RNNBO	102504
INTP	6315222985
On RCEA	40.10
On RCFO\RCFO	47\34
On RCMU	384

Company SAMARAENERGO

Identification number of tax payer

Kind of activity industry

The organizational-legal form \ a pattern of ownership

Unit of measure thous. rbl.

443100 Mayakovskii 15, Samara

ASSETS	Comment.	Code	At the start of the reported year	At the end of the reported year
1	A	2	3	4
I. NON-TURNOVER ASSETS				
Non-material assets		**110**	43 835	1 740
Including:				
The rights to patents, programs, trade marks (service marks),				
Others similar to the listed rights and assets		111	57	46
Organizational expenditure		112	-	-
The organization's business reputation		113	-	-
Other kinds of non-material assets		114	-	-
Results of research and development		115	43 778	1 694
Permanent assets		**120**	1 789 091	62 049
Including:				
Land and nature-exploiting property		121	12	40
buildings, machines and the equipment, constructions		122	1 776 434	55 907
Other kinds of permanent assets		123	12 645	6 102
Uncompleted building		**130**	255 936	3 333
Including				
Equipment to be installed		*13001*	-	-
Investments into non-turnover assets		*13002*	255 936	3 333
Profitable investments into material assets		**135**	-	-
Including:				
Property up for lease		136	-	-
Property rented out		137	-	-
Long-term financial investments including:		***140***	19 127 932	702 891
Investments into subsidiary companies		141	18 022 452	467
Investments into dependent companies		142	1 066	1 066
Investments into other organizations		143	3 235	826
Loans given to organizations for a term exceeding 12 months		144	-	-
Other long-term financial investments		145	1 101 179	700 532
FOR SUMMARY REPORTING				
The business reputation of subsidiay companies		*146*	-	-
Estimation of parent organization participation in dependent companies		*147*	-	-
Postponed tax assets		**148**	23 951	6 116
Other non-turnover assets		**150**	-	-
TOTAL for section I		**190**	21 240 745	776 129

ASSETS	Comment.	Code	At the start of the reported year	At the end of the reported year
1	A	2	3	4
II. TURNOVER ASSETS				
Stocks and supplies		210	95 221	30 731
Including:				
Raw material, resources and other such valuables		211	15 366	10 596
of them:				
fuel oil		*21101*	-	-
Coal		*21102*	-	-
Diesel fuel		*21103*	-	-
Other technological fuel		*21104*	-	-
Spare parts		*21105*	4 279	5 160
Other raw material and resources		*21107*	11 087	5 436
Animals for cultivation and feeding		212	-	-
Expenditure on work in progress		213	-	-
Finished goods and goods for resale		214	65	134
Shipped goods		215	-	-

Future expenditure		216	79 790	20 001
Other stocks and expenditure		217	-	-
Value-added tax on acquired valuables		220	251 000	244 991
of them:				
VAT on the purchase of electricity made through the Federal Wholesale Electric Power Market		*22001*	2 031	15 736
Debt to the company (payment of which is expected in more than 12 months after the report date)		230	2 975 355	24 184
Including:				
Owed by purchasers and customers		231	9 146	-
of them:				
Financed from the federal budget		*23101*	-	-
Financed from RF subjects budgets		*23102*	-	-
Financed from local budgets		*23103*	-	-
Other buyers and customers		*23104*	9 146	-
Accounts to be settled		232	-	-
Debts of subsidiary and dependent Companies		233	2 893 121	-
Advance payments made		234	4 903	-
Other debtors		235	68 185	24 184
of them:				
Debts under individual share contracts		23501	-	-
Interest-free accounts		23502	-	-
Other debtors		23503	68 185	24 184
Debts (payment of which are expected within 12 months after the report date)		240	653 712	766 511
Including:				
Owed by purchasers and customers		241	213 513	268 900
of them:				
On the sale of electricity through the Federal Wholesale Electric Power Market within the group		*24101*	-	-
Intermediaries in the sale of electric and thermal energy		*24102*	-	-
Organizations financed from the federal budget		*24103*	4 206	4 954
Organizations financed from budgets of the Russian Federation		*24104*	-	-
Organizations financed from local budgets		*24105*	24 199	9 832
Other consumers of electric and thermal power		*24106*	118 772	160 781
Billed customer debts		*24107*	-	-
Other purchasers and customers		*24108*	66 336	93 333

ASSETS	Comment.	Code	At the start of the reported year	At the end of the reported year
1	A	2	3	4
II. TURNOVER ASSETS				
Accounts to be settled		242	-	-
Debts of subsidiary and dependent companies		243	278	-
Debts of participants (founders) on payments to the charter capital		244	-	-
Advance payments made		245	105 333	69 059
Including:				
To suppliers of electric and thermal energy		*24501*	1 877	9 147
To suppliers of fuel		*24502*	514	755
To suppliers of materials		*24503*	5 325	514
To building companies		*24504*	44 240	11 362
To repair companies		*24505*	14	64
To service providers		*24506*	34 858	35 572
Other advance payments made		*24507*	18 505	11 645
Other debtors		246	334 588	428 552
Including:				
Fines, penalties, penalties under contracts		*24601*	39 320	21 405
Overpayment of taxes to the federal budget		*24602*	60 371	211 330

Overpayment of taxes to budgets of subjects of the Russian Federation		*24603*	27 934	23 665
Overpayment of taxes to local budgets		*24604*	36 935	39 848
Overpayment of payments to state non-budget funds		*24605*	9	162
Debts to UES of Russia ROC for engineering services		*24607*	-	-
UES of Russia ROC debts of engineering services		*24608*	-	-
Debts to UES of Russia ROC on the FEAST		*24609*	-	-
Debts owed by UES of Russia ROC on the FEAST		*24610*	-	-
Payments for the purchase of shares		*24612*	-	-
Interest-free accounts		*24613*	-	-
Other debtors		*24611*	170 019	132 142
Short-term financial investments		250	2 134 077	1 185 483
Including:				
Loans given to companies for a term of less than 12 months		251	-	-
Other short-term financial investments		253	2 134 077	1 185 483
Monetary resources		260	648 148	305 343
Including:				
Cashier department		261	49	-
Expense accounts		262	414 740	237 652
Currency accounts		263	-	-
Other monetary resources		264	233 359	67 691
Including:				
Special accounts in banks		*26401*	233 341	67 686
Monetary documents		*26402*	13	5
Transfers in progress		*26403*	5	-
Other turnover assets		270	-	-
Including:				
Inter-company payments for on-going operations		*27002*	-	-
Inter-company payments for building		*27003*	-	-
Inter-company payments on the FEAST		*27004*	-	-
Inter-company calculations of the estimate of property protection		*27006*	-	-
Inter-company payments for VAT		*27007*	-	-
Other turnover assets		*27005*	-	-
TOTAL for section II		290	6 757 513	2 557 243
Balance		300	27 998 258	3 333 372

LIABILITIES	Comment	Code	At the start of the reported year	At the end of the reported year
1	A	2	3	4
III. CAPITAL AND RESERVES				
Charter capital		410	4 088 730	889 952
Including:				
In privileged shares		*41001*	522 144	5 220
In ordinary shares		*41002*	3 566 586	884 732
Own shares purchased from shareholders		415	(97 026)	-
Additional capital		420	2 267 806	1 162 666
Payment for allocated property		423	-	-
Reserve capital		430	204 437	204 437
Including:				
reserves formed in accordance with legislation		431	204 437	204 437
reserves formed in accordance with constituent documents		432	-	-
Target financing		450	-	-
Non-distributed profit (uncovered loss)				
Non-distributed profit of previous years		460	18 697 271	95 235
Uncovered loss of previous years		465	-	-
Non-distributed profit of the reported year		470	-	-
The uncovered loss of the reported year		475	-	(264 317)

TOTAL for section III		490	25 161 218	2 087 973
FOR SUMMARY REPORTING				
The business reputation of affiliated companies		*495*	-	-
Minority shares		*500*	-	-
IV. LONG-TERM LIABILITIES				
Loans and credits		**510**	1 984	-
Including:				
Bank loans to be paid				
more than in 12 months after the report date		*511*	-	-
Other loans to be paid				
more than in 12 months after the report date		*512*	1 984	-
Postponed tax liabilities		515	82 233	8 419
Other long-term liabilities		520	-	-
Including:				
Debts owed to suppliers and contractors		52001	-	-
Debts owed to social funds		52002	-	-
Including:				
To the Russian Federal Pensions Fund		*52003*	-	-
To the obligatory medical insurance fund		*52004*	-	-
To the employment fund		*52005*	-	-
To the social insurance fund		*52006*	-	-
For fines and penalties to the state non-budget funds		*52007*	-	-
Debts owed to the budget (restructuring taxes)		52008	-	-
of them:				
To the federal budget		*52009*	-	-
To budgets of subjects of Russian Federation		*52010*	-	-
To local budgets		*52011*	-	-
Debts owed for profit tax during the transition period		52020	-	-
of them:				
To the federal budget		*52021*	-	-
To budgets of subjects of the Russian Federation		*52022*	-	-
To local budgets		*52023*	-	-
Other long-term liabilities		52012	-	-
TOTAL on section IV		**590**	84 217	8 419
V .SHORT-TERM LIABILITIES				
Loans and credits		**610**	300 370	-
Including:				
Bank loans to be paid within				
12 months of the report date		611	300 370	-
Other loans to be paid within				
12 months of the report date		612	-	-

LIABILITIES	Comment.	Code	At the start of the reported year	At the end of the reported year
1	A	2	3	4
Debts owed		**620**	2 160 213	1 214 270
Including:				
To suppliers and contractors		621	380 487	48 020
of them:				
To suppliers of electric power through the Federal Wholesale Electric Power Market		*62101*	-	-
To other suppliers of electric and thermal energy		*62102*	13 317	14 405
To suppliers of gas		*62103*	65 820	-
To suppliers of fuel oil		*62104*	-	-
To suppliers of coal		*62105*	-	-
To suppliers of other fuel		*62112*	102	270

To building companies		*62106*	30 424	-
To repair companies		*62107*	157 446	173
On subscription payment to UES of Russia ROC		*62108*	-	-
Debts to Rosenergoatom Concern		*62110*	-	-
Debts to atomic power stations		*62111*	-	-
To other suppliers and contractors		*62109*	113 378	33 172
On subscription payment to EUROPEAN ECONOMIC COMMUNITY JSC		*62113*	-	-
On subscription payment to FCS JSC		*62114*	-	-
Bills to be paid		622	-	-
Debts to subsidiary and dependent companies		623	110 038	-
Employee salary debts		624	305 556	16 692
Including:				
Current		*62401*	305 556	16 692
Delayed		*62402*	-	-
Debts to the state and non-budget funds		625	75 025	4 292
Including:				
To the Russian Federation Pension Fund		*62501*	60 000	3 592
To the obligatory medical insurance fund		*62502*	8 213	545
To the employment fund		*62503*	-	-
To the social insurance fund		*62504*	6 804	155
For fines and penalties to state non-budget funds		*62505*	8	-
Debts for taxes and tax collections		626	229 326	701 977
Debts to the current budget		**62610**	229 326	701 977
Including:				
To the federal budget		*62601*	12 917	165 217
To the budgets of Russian Federation subjects		*62602*	191 705	457 452
To local budgets		*62603*	24 704	79 308
Debts to the budget for profit tax during the transition period		62620	-	-
Including:				
To the federal budget		*62621*	-	-
To the budgets of Russian Federation subjects		*62622*	-	-
To local budgets		*62623*	-	-
Received advance payments		627	405 858	345 556
Including:				
From consumers of electric power through Federal Wholesale Electric Power Market		*62701*	-	-
From other consumers of electric and thermal energy		*62702*	342 352	345 547
Other received advance payments		*62703*	63 506	9
Other creditors		628	653 923	97 733
Including:				
VAT on unpaid-for production		*62801*	620 139	34 206
Debts to the non-budget fund of research and development		*62802*	-	-
Debts to UES of Russia ROC for engineering Services		*62804*	-	-
UES of Russia JSC debts of engineering services		*62805*	-	-
Debts to UES of Russia ROC on the FEAST		*62806*	-	-
UES of Russia ROC debts on the FEAST		*62807*	-	-
Other creditors		*62808*	33 784	63 527

LIABILITIES	Comment.	Code	At the start of the reported year	At the end of the reported year
1	A	2	3	4
Debts to participants (founders) on payment of incomes		**630**	215 203	20 461
Future income		**640**	77 037	2 249
Impending expenditure and payments reserves		**650**	-	-
Other short-term obligations		**660**	-	-

Including:				
Inter-company payments for on-going operations		*66002*	-	-
Inter-company payments for building		*66003*	-	-
Inter-company payments on the FEAST		*66004*	-	-
Inter-company payments for an estimate on the protection of property		*66006*	-	-
Inter-company payment of VAT		*66007*	-	-
Other short-term liabilities		*66005*	-	-
TOTAL for section V		**690**	2 752 823	1 236 980
BALANCE		**700**	27 998 258	3 333 372

Information on the number of valuables accounted for on the balance sheet.

ASSETS	Comment.	Code	At the start of the reported year	At the end of the reported period
Rented permanent assets		910	2 497 100	195 818
Including on lease		911	40 978	-
Material assets received for responsible storage		920	4 077	-
Materials received to process		925	-	-
Goods received on commission		930	-	-
Equipment received for installation		935	-	-
The debts of insolvent debtors written off at a loss		940	566 989	573 445
Maintenance of liabilities and payments received		950	43 419	-
Maintenance of liabilities and payments given out		960	-	-
Wear and tear of permanent assets		970	6 176	-
Wear and tear of objects of an external accomplishment and other similar objects		980	-	-
Forms for formal reporting		990	-	-
Permanent assets put out to rent		992	-	-
Federal-owned property		993	-	-
Non-material assets received for exploitation		995	-	-
Property transferred to charter capital as payment for purchased shares		997	-	-

6.4. Report on the company's profit and loss for the reported period.

Report on profit and loss

For the 12 months of 2006

	Form N2 on RCMD	0710002
	Date [year, month, date]	2006\12\31
Company SAMARAENERGO	On RNNBO	102504
Identification number of tax payer	INTP	6315222985
Kind of activity	On RCEA	40.10
The organizational-legal form \ a pattern of ownership	On RCFO\RCFO	47\34
Unit of measure thous. rbl.	On RCMU	384

443100 Mayakovskii 15, Samara

Index title	**Comment.**	**Code p.**	**For the reported period**	**For the same period in the previous year**
1	A	2	3	4
Income and expenditure on usual activity				
Proceeds (net) from sale of goods, products, work and services (minus the tax on added cost, excises and similar obligatory payments),		010	21 684 415	25 649 889
Electric power to internal consumers		*011*	-	16 780 626
Electric power to export		*012*	-	-

Thermal power		*013*	-	6 722 280
Subscription payment (for RAO UES of Russia JSC)		*014*	-	-
Proceeds from the transportation of electric and thermal power		*018*	-	-
Electric power for sales companies		*019*	20 729 353	-
Other goods, products, work and, services of an industrial character		*015*	1 624	2 077 209
Other goods, products, work and services of a non-industrial character		*016*	39 772	69 774
Goods, products, work and services on main activity (for institutions)		*017*	-	-
Income from participation in other organizations		*032*	-	-
Electric power (capacity) through IOEPM		*034*	913 666	-
The cost price of the sold goods, production of works, services including sold:		020	21 419 098	24 103 399
Electric power to internal consumers		*021*	-	16 531 602
Electric power on export		*022*	-	-
Thermal power		*023*	-	6 329 762
Subscription payment (for RAO UES of Russia JSC)		*024*	-	-
Transportation of electric and thermal power		*028*	-	-
Electric power to sales companies		*031*	17 409 562	-
other goods, products, work and services of an industrial nature		*025*	1 243	1 111 943
other goods, products, work and services of a non-industrial nature		*026*	34 557	130 092
Goods, products, work, services on main activity (for institutions)		*027*	-	-
Expenditure from participation in other organizations		*033*	-	-
Electric power (capacity) through IOEPM		*035*	3 973 736	-
Total profit		029	265 317	1 546 490
Commercial expenditure		030	-	-
Administrative expenditure		040	-	-
Profit (loss) from sales		050	265 317	1 546 490
Other income and expenditure				
Interest to be received		060	9 886	18 125
Interest to be paid		070	(2 046)	(370)
Income from participation in other organizations		080	11 650	4 640
Other incomes		090	3 884 581	10 944 133
Other expenditure		100	(3 612 956)	(11 665 199)
				-
				-
Profit (loss) up to taxation		**140**	556 432	847 819
Postponed tax assets		143	(400)	8 675
Postponed tax liabilities		144	(890)	(145 181)
Current profit tax		145	(80 131)	(466 217)
Other similar obligatory payments		146	(739 328)	515 633
Profit tax and other similar obligatory payments		**150**	(820 749)	(87 090)
Profit (loss) from ordinary activity		**160**	(264 317)	760 729
FOR SUMMARY REPORTING				
Capitalized income (loss)		*184*	-	-
Share of minority		*185*	-	-
Net profit (undistributed profit (loss) of the accounting period)				
Net profit (undistributed profit (loss) of the accounting period)		**19010**	**(264 317)**	**760 729**

Index title	Comment.	Code P.	For the reported period	For the same period in the previous year
1	A	2	3	4
INFORMATIONAL ONLY FOR STRUCTURAL DIVISIONS OF UES of RUSSIA RAO				
V. Inter-company payments				
The profit received from representatives and branches of RAO UES of Russia JSC				
Including from lines				
P. 140 Profit (loss) up to taxation		19011	-	-
P. 150 Profit tax and other similar obligatory payments		19012	-	-
		19013		
		19014		
Net profit (undistributed profit (loss) for the reported period including that received from branches and representatives (19011+19012+19013+19014)		**19020**	-	-
The profit transferred by representatives and branches to RAO UES of Russia JSC				
Including: from lines				
P. 140 Profit (loss) up to taxation		19031	-	-
P. 150 Profit tax and other similar obligatory payments		19032	-	-
		19033		
		19034		
Net profit (undistributed profit (loss) for the reported period including that given to RAO UES of Russia JSC (19031+19032+19033+19034)		**19040**	-	-
Net profit (undistributed profit (loss) for the reported The period (19010+19020-19040)		**190**	**(264 317)**	**760 729**

(Rbl.)

Index title	Comment	Code P.	For the reported period	For the same period in the previous year
1	A	2	3	4
INFORMATIONAL				
Constant tax obligations (assets)		200	(52 124)	399 246
Base profit (loss) per share		201	0,0000	0,2020
Opening profit (loss) per share		202	0,0000	0,2020

DECODING OF SEPARATE PROFITS AND LOSSES

Index title	Comment	Code Lines	For the reported period	For the same period in the previous year
1	A	2	3	4
Penalties, fines and the penalties agreed with or collected by court (arbitration court) order				
profit		210	1 263	1 940
loss		211	1 451	422
Profit (loss) of past years				
profit		220	9 833	220 719
loss		221	54 170	107 305
Compensation, caused by non- or inadequate execution of obligations				
profit		230	-	9
loss		231	1 731	4 642
Exchange rate differences on operations in foreign currency				
profit		240	-	-
loss		241	-	1
Deductions in estimated reserves		250	224 502	890 010

Loss Debt and loan write-offs, due to the expiry of the pay-back term		260	13	2 936
Loss		261	6 456	76 889

Decoding of the form №2 Report on profits and losses on the internal standard of UES of Russia ROC for 2006

On shipped production

Index title	Comment.	Code P.	For the reported period	For the same period in the previous year
1		2	3	4
Interest to be paid			2 046	370
Including:				
Interest on credits, loans		07003	2 046	370
Other interest to be paid (interest on bills, bonds, etc.)		07004	-	-
Other income			3 884 581	10 944 133
Including:				
From the realization of permanent assets, except apartments		09001	90	1 526 771
From the realization of apartments		09002	-	4 675
From the realization of inventory		09003	2 950	460 275
From the realization of currency		09004	-	-
From the realization of non-material assets		09005	-	-
From the sale of securities		09006	2 885 700	6 757 671
From the realization of other assets		09007	498	783 925
From joint activity		09009	-	-
The profit of 2005 revealed in the reported period		12001	5 122	-
The profit of 2004 revealed in the reported period		12002	1 310	196 403
The profit of 2003 revealed in the reported period		12003	3 401	275
Profit up to 1/1/2003 , revealed in the reported period		12004	-	24 041
Fines, penalties and the penalties agreed with or collected by court (arbitration court) order		12005	1 263	1 940
Creditor debts of more than three years		12008	13	2 936
Exchange rate differences		12009	-	-
The property which has appeared in surplus as a result of inventories		12010	1 845	4 987
Gratuitously received assets, except for permanent assets and non-material assets		12011	20 892	-
The income of gratuitously received permanent assets, defined in set order		12012	-	19 869
Sum differences		12013	9	68
Cost of material assets remaining from writing-off as a result of extreme situations unsuitable to restoration and further use of the assets		17032	-	-
Other incomes		12014	961 488	1 160 297

Index title	Comment.	Code P.	For the reported period	For the same period in the previous year
1	A	2	3	4
Other expenses			3 612 956	11 665 199
Including:				
From the realization of permanent assets except apartments		10001	36	1 409 420
From the realization of apartments		10002	-	4 350
From the realization of inventory		10003	3 187	485 158
From the realization of currency		10004	-	-
From the realization non material assets		10005	-	-
From the sale of securities		10006	2 931 051	6 677 532
From the realization of other assets		10007	49	784 163

Tax on militia		10011	-	-
Tax on the resale of cars		10013	-	-
Tax on the cleaning of territory		10014	-	-
Tax on advertising		10015	-	-
Additional payment to the budget as profit tax		10016	-	(1 201)
Tax on operations with securities		10026	-	-
Tax on the name "Russia"		10028	-	-
Other taxes		10017	50	-
Banking services		10018	68 723	116 929
The maintenance of the conserved objects		10019	-	932
Cancelled industrial orders		10020	-	-
Expenditure on the manufacture, not giving products		10021	-	-
Expenditure on securities service		10022	-	-
Reserve of dubious debts		10024	224 502	890 010
Reserve for the depreciation of financial investments		10025	-	-
Reserve for the depreciation of material assets		10029	-	-
Reserve of stopped activity		10030	-	-
Reserve for other conditional obligations		10031	-	-
Assets lost without income		10032	353	12 735
VAT on gratuitously transferred property		10033	-	-
Transferring the property to the municipal ownership		10034	961	7 308
The loss of 2005 revealed in the reported period		13001	22 840	-
The loss of 2004 revealed in the reported period		13002	29 139	18 986
The loss of 2003 revealed in the reported period		13003	2 191	4 166
Loss up to 1/1/2003 revealed in the reported period		13004	-	84 153
Fines, penalties and the penalties agreed with or collected by court (arbitration court) order		13005	1 451	422
State duties under inter-company contracts		13007	-	200
Debt of more than three years		13008	6 456	76 889
Exchange rate differences		13009	-	1
Legal costs		13010	1 201	156
Sum differences		13011	-	61
Theft, shortage		13021	1 839	348
Write-off of non-standard inventory loss		13022	-	-
Expenditure on unexecuted manufacture		13024	-	-
Support of the social sphere at the expense of profit		13026	175	6 384
Repayment of the cost of workers' apartments		13027	18	294
Expenditure on sports events		13030	676	2 347
Expenditure on cultural and educational events		13031	23	5 697
Expenditure on charity		13032	-	3 208
Cost of lost material - industrial valuables		18001	-	-
Losses from writing-off because of extreme events		18002	-	-
Other charges		13029	318 035	1 074 551

Index title	Comment.	Code P.	For the reported period	For the same period in the previous year
1	A	2	3	4
Profit tax and other similar obligatory payments Including:			820 749	87 090
Conditional expenditure (income)		15071	133 545	203 478
Profit tax on the basis of the transition period		15005	-	-
Constant tax liebilities		15006	(52 124)	399 245
Writing-off of DTO		15007	(4 350)	(728 135)
Writing-off of DTA		15008	9 836	45 501

BEND penalties,		15010	(558)	(423)
of them:				
on profit tax		15011	-	(976)
on VAT		15012	(655)	596
on property tax		15013	73	34
on other taxes		15014	24	(77)
BEND fines		15020	37 797	127 873
of them:				
on profit tax		15021	23 415	1 187
on VAT		15022	(1 053)	1 419
on property tax		15023	8 761	10 143
on other taxes		15024	6 674	115 124
Re-structured BEND fines (agreed within the reported year)		15050	-	-
of them:				
on profit tax		15051	-	-
on VAT		15052	-	-
on property tax		15053	-	-
on other taxes		15054	-	-
Penalties to state non-budget funds,		15030	3	-
of them:				
The pension fund of the Russian Federation		15031	-	-
Fund of social insurance		15032	3	-
Fund of obligatory medical insurance		15033	-	-
Fund of employment		15034	-	-
Fines to state non-budget funds,		15040	142	95
of them:				
The pension fund of the Russian Federation		15041	58	57
Fund of social insurance		15042	67	23
Fund of obligatory medical insurance		15043	17	15
Fund of employment		15044	-	-
Fines to state non-budget funds for re-structuring (agreed with in the reported year)		15060	-	-
of them:				
The pension fund of the Russian Federation		15061	-	-
Fund of social insurance		15062	-	-
Fund of obligatory medical insurance		15063	-	-
Fund of employment		15064	-	-
Other obligatory payments		15045	696 458	39 457
Profit at the writing-off of restructured fines on taxes		15070	-	-

Section 7. Profit distribution and dividends policy.

In accordance with decisions made at annual general shareholders meetings, profit was distributed as follows:

Distribution of company profit (thous. rbl.)	AGSM reviewing the results of 2003	AGSM reviewing the results of 2004	EGSM on 31/12/2005 (decision taken to pay dividends based on the results of the first 9 months of 2005)	AGSM reviewing the results of 2005
Undistributed profit	253 450	440 197		540 727
Reserve fund	73 084	2 987		-
Fund of accumulation	-	-		-
Dividends	180 366	145 330	220 002	11 027
Other purposes	-	291 880 (investments)		529 700 (investments)

Dividend history of the Company for the last 3 years.

	2003 (for 2002)	2004 (for 2003)	2005 (for 2004)	2005 (for 9 months of 2005)	2006 (for 2005)
Size of the dividend per 1 ordinary share, rbl.	0,027786	0,044113	0,034438	0,053807	-
Size of the dividend per 1 privilege share, rbl.	0,027786	0,044113	0,0431	0,053807	0,21125
Total sum of activated dividends, thous.rbl.	111 950	180 366	145 330	220 002	11 027
Total sum of paid dividends, thous. rbl.	28 221,8	83 504,7	65 921,3	91 932,6	7 892,1
Dividend profitability of 1 ordinary share, %	1,4	1,3	0,97	1,3	-
Dividend profitability of 1 privilege share, %	1,7	2,2	2,5	1,5	-

The information on the profitability of dividend payments for 2006 is not given due to the company putting an end to the trading of ordinary and privilege shares the termination on the stock exchange in April 2006, and, therefore, the absence of rate value of its shares.

The incomplete payment of dividends occurred for the following reasons:

- The registered shareholder's bank account details were incorrect, incomplete or out-of-date;
- The registered shareholder's postal address was incorrect, incomplete or out-of-date.

Section 8. Investment Activity.

8.1. Company investments, including those allocated to reconstruction and technical modernization.

Graph showing the amount of Samaraenergo JSC investments for 2004 - 2006:


2500000
2000000
1500000
1000000
500000
0
2004
2005
2006
investments - total with VAT, thous. rbl.
of which allocated to reconstruction and technical modernization

The amount of investments in years: 2004 – 1 487 912 thous. rbl. (of which allocated to reconstruction and modernization – 1 105 033 thous.rbl.); 2005 – 2 072 494 thous.rbl. (of which allocated to reconstruction and modernization – 1 561 013 thous.rbl.); 2006 – 40 462 thous. rbl. (of which allocated to reconstruction and modernization – 39 846 thous.rbl.)

8.2. Sources of funding for investment program (profit, depreciation charges, other).

The main source of funding for Samaraenergo JSC's investment program is the company's own funds.

Investments obtained in 2004 - 2006 (incl. VAT) according to source looks as follows:

	2004			2005			2006		
	planned	fact	% of performance	planned	fact	% of performance	planned	fact	% of performance
Total thous. rbl.	1 550 913	1 487 912	96	2 465 981	2 072 494	84	53 440	40 462	76
Incl. - from company funds	1 550 913	1 427 205	92	2 465 960	2 072 473	84	53 440	40 462	76
- depreciation deductions	1 486 913	1 381 530	93	1 487 858	1 725 416	116	53 440	40 462	76
- profits	5 000	827	17	919 102	311 650	34			
- other sources	59 000	44 848	76	59 000	35 407	60			
- from attracted sources	0	60 707		21	21	100			
- budget of Russian Federation		21		21	21	100			
- funds from company shares		60 435							
- other		251							

8.3. *The structure of capital investments according to allocation: power stations, electric networks of all voltage classes, thermal networks, equipment not requiring installation and not included in building estimates, design and exploration work for future-building, non-production construction, other objects.*

The dynamics of the investments structure according to allocation for 2004-2006:

2004


10%
4%
3%
14%
14%
18%
37%
thermal power stations
electric networks
thermal networks
equipment not requiring installation
design and exploration work for future-building
non-production development
other investments

2005


14%
0%
3%
11%
18%
21%
33%
thermal power stations
electric networks
thermal networks
equipment not requiring installation
design and exploration work for future-building
non-production development
other investments


10%
90%
thermal power stations
electric networks
thermal networks
equipment not requiring installation
design and exploration work for future-building
non-production development
other investments

<u>The most important measures taken on reconstruction and technical modernization:</u>

2004:

- The turbine at st. #3 of Samara State District Power Station – 12 Mwatt;
- Thermal networks in Samara, Novokuibyshevsk, and Togliatti covering 4,83km;
- The transformer on potential source 110кB «Lopatino» capacity 16 thous. kW;
- Transmission lines in the extent 153,71km;
- Modernization of turbine T-100 at st.3 of VAZ TPS,
- Reconstruction of automatic controller (AC) at st.4 seperating transformer-87 of the Togliatti TPS;
- Reconstruction of the scheme of gas supply with AMAKS gas blocks on AC Hydromechanical Transmission Shunting Locomotive (HTSL)-84 st. 4 of VAZ TPS, Heat Stream (HS)-230-2 st. 6 Bezymianskaja TPS;
- Reconstruction of graduation tower №2 Togliatti TPS,
- Reconstruction of supply to DDON-6кB sec.6P of Togliatti TPS,
- Reconstruction of mechanical rate devices with vibration control introduction and protection against vibration thermal generator (TG)-8 of the Togliatti TPS, TG-8 Novokuibyshevsk TPS-2, TG-4 of Samara TPS, TG -8 Syzran TPS,
- Reconstruction of steam line Gas Manipulation Complex (GMC)-3 of Novokuibyshevsk TPS-1,
- Installation of evaporators in quick-boiling evaporator-50 Bezymianskaja TPS (2 turn),

2005:

- Modernization of steam turbine-60-130/13 st.2 of VAZ TPS;
- Tank-accumulator of stock supplying water of VAZ TPS;
- Reconstruction of network pipelines BU TA st.№5 of VAZ TPS;
- Reconstruction of mechanical rate devices with introduction vibration monitoring and protection against vibration thermal generator(TG)-8 of VAZ TPS;
- Installation of 2-nd line of GPK from section №3 up to TG -1 of Togliatti TPS;
- Monitoring of VKR and ASU HS of Togliatti TPS;
- Reconstruction of devices of relay protection and automatics at connection AM 110kW KGL 1,2 in slot AM 110kW BK-1;
- Reconstruction of graduation tower №3 Novokuibyshevsk TPS-2;
- System of commercial account of thermal power Novokuibyshevsk TPS-2;
- Introduction of system vibration monitoring of the equipment on TG 1-5, Electric Valves 1-5 of Samara TPS;
- Installation of cooling equipment on anti-pressure pipelines of turbines R-50-130/13 at st. 5 of Samara TPS;
- Modernization with installation of AMAKS gas blocks on AC HTSL -84 at st. 3 of VAZ TPS, AC HTSL -151B at st.11 of Syzran TPS, AC NZL-110 at st. 5 of Samara SDPS;

- Reconstruction of coastal pump at Bezymianka TPS;
- Reconstruction of thermal networks of Samara, Novokujbyshevsk, Togliatti covering a total of 5.12km;

- Replacement of transformers with a voltage of 35kW and higher the general capacity of which is 113 thous. kW;
- Construction and reconstruction of LET covering 119,2 km.

2006:

The most important measures taken were the following:

- Reconstruction of a building as a garage at the Borskoe branch of the Samaraenergo JSC subsidiary company Energosbyt;
- Reconstruction of the office building at the Pokhvistnevo branch of the Samaraenergo JSC subsidiary company Energosbyt;
- The fire-alarm system at the Kinel and Kliavlino branches of the Samaraenergo JSC subsidiary company Energosbyt;
- Repairs of office buildings in Samara, Zhigulevsk, Kinel, Chapaevsk, Novokujbyshevsk, Bolshaya Glushitsa, Privolzhe, Borskoe, and Krasnyi Yar.

8.4. Non-profile financial investments.

Samaraenergo JSC is working at decreasing its participation in non-profile activity, aiming at the minimization of costs connected with possession.

At the beginning of 2006 the sum of long-term financial investments into other organizations amounted to 18 180 043 832.72 rubles. By the end of 2006, it had decreased this sum to 505 300 373.74 rubles.

On May, 15th, 2006 Samaraenergo JSC's shares in Volga IRDC JSC were handed over to Samara Distribution Company JSC, and on July 7th, 2006 the company's shares in Volga TGC JSC were handed over to Samara Territorial Generating Company JSC. These shares amounted to more than 10 % of all the company's financial investments, and were transferred due to Samaraenergo JSC's dividing balance during the reorganization process.

In accordance with the Property Commission's decision, Samaraenergo JSC's investments in Zhigulevsk HPS and RAO UES of Russia were declared profile investments. The total value of these investments at the end of 2006 was 482 021 468, 65 rubles.

In accordance with the requirements of point 20 of the Ministry of Finance-approved publication "Records of Financial Investments", Samaraenergo JSC carried out a reevaluation of its shares in Russia in 2006. The recorded value of the said shares had increased from 1 072 762.88 rubles to 2 517 742.15 rubles. The difference between the evaluation of these financial investments according to their market value on the review date and their value recorded in Samaraenergo JSC's operative income amounts to 1 444 979, 27 rubles.

A reevaluation of the company's shares in Zhigulevsk HPS was also carried out. The recorded value of the said had increased from 152 218 213.33 rubles to 479 503 726.50 rubles. The difference between the evaluation of these financial investments according to their market value on the review date and their value recorded in Samaraenergo JSC's operative income amounts to 327 285 513,17 rubles.

With a view to decrease its participation in non-profile investment activity, Samaraenergo JSC sold a block of 9 600 000 ordinary 1 ruble shares in Energopolis JSC at auction without declaring their value. These shares amounted to 13.7 % of Energopolis JSC's charter capital (Securities buying and selling agreement №15 from 2/8/2006).

Prima Bank JSC is in the process of liquidation. Samaraenergo JSC's investment in the said company, amounting to 508 340.14 rubles, can only be written-off upon completion of the liquidation process.

It was impossible to carry out the market evaluation, required by corporate procedures, on six companies due to the termination of their business activity and, therefore, the absence of information on their financial condition.

8.5. The use of loans in investment projects.

No loans were obtained to fund investment projects in 2004-2006.

Section 9. Prospect of technical re-equipment and development of the Company.

9.1. The introduction of new technologies and the dynamics of company development.

In 2006 the reaching of Samaraenergo JSC's technical policy aims involved the settling of issues in two main directions, which together make up a single spectrum of measures.

I direction

Taking measures towards maintaining the reliability and working capacity of existing (operating) equipment:

1. The existing stock of computer hardware;
2. Communication facilities;
3. Local computer networks;
4. The introduction of information technologies and software.

The main sources of financing the given actions are Samaraenergo JSC's own assets (amortization, net profit).

Their realization will provide first of all the fulfillment of Samaraenergo JSC's main goal regarding the reliability and quality of service to existing consumers under contracts of electric supply, but it will also create a basis for the solution of issues in other directions.

II direction

Taking measures towards the expansion of the commodity market and an increase in the volume of electricity distribution through:

1. Signing electric supply contracts with corporate bodies;
2. Developing software for the sending out of bills to household subscribers;
3. Effective planning and purchase of electric energy in conditions of transition to the free market.

The main sources of financing the given actions are Samaraenergo JSC own means (amortization, net profit).

The solution of issues in this direction will increase the volume of gross takings.

9.2. Performance of reliability of power systems work increases programs (electric supply for consumers).

Due to the fact that Samaraenergo JSC put an end to its production, transfer and distribution of thermal and electric power on 01/01/2006, priorities in the technical re-equipping and development of the company have changed.

In light of the reforms undertaken, the company's efforts have been directed mainly towards the development of communication systems, internet technology and the automation of interactive processes, making it more convenient for power consumers to communicate with the company.

Section 10. The Development of the Company's Communication Network and Internet Technology.

In 2006, the employees of the Samaraenergo JSC-affiliated company Energosbyt's automated administrative systems department successfully provided for the uninterrupted work of local computer networks, communication networks and information resources within both Samaraenergo JSC and Energosbyt with its twenty branches.

Work was carried out on the introduction and development of progressive communication facilities, data transmission and information technologies within the system on the basis of digital systems, computer information processing and fibre-optic lines of transfer (FOLT).

1. Working in association with Volzhskaya TGC, communication channels were put into operation at the sites of both the Syzran and Privolzhskii branches of Energosbyt-Samaraenergo.
2. The new corporate web-site www.samaraenergo.ru was launched.
3. To facilitate the work of the services engaged in the wholesale purchase of electric power on the free market, a back-up landline Internet channel was organized through Volgatelecom JSC with a transmission capacity of 2 Mbytes/s.
4. Tenders were invited for the provision of Microsoft licensed software to the company, and a contract to the sum of $631,474 was signed. This three-year contract allows Samaraenergo JSC to receive the latest versions of the software and save a substantial amount of money on the software purchase.
5. The installation and programming of a new mini-ATS «Panasonic KX-TDA600 » were carried out in the Samaraenergo JSC administrative building together with the installation of modern digital telephone sets.
6. The installation and programming of two new mini-ATS «Panasonic KX-TDA200 » were carried out in the building rented by Samaraenergo JSC Management and the Samara branch of Energosbyt on Kuibyshev Street 128/2 together with the installation of modern digital telephone sets.
7. Two FOLT E1 digital streams on the Leningradskaya St. 27 – Kuibyshev St.128/2 site were organized, due to which a unified switchboard was created in both buildings of Samaraenergo JSC.
8. Reconstruction of power supplies of a communication center in Samaraenergo JSC Management on the basis of modern sources of uninterrupted supply and storage batteries is executed.
9. A digital data transmission link between Krasnoyar RMENW and the Krasnoyar branch of Energosbyt was organized, which allows the possibility of installing additional phones from Krasnoyarsk RMENW to the subscribed line.

Section 11. Purchasing activity.

11.1. The main regulations of the Company policy on purchasing activity in agreement with regulations on the order of making regulated purchases of goods, work and services for the company's needs.

Thee structure of Samaraenergo JSC's purchasing system is constructed according to a corporate system of standards on purchasing activity and directed towards the task-based and effective expenditure of company money, and also on spending based on the economy (market prices for products) and prevention of possible malpractice by purchasing employees.

The main regulations of Samaraenergo JSC policy in the field of purchasing activity are reflected in the Samaraenergo JSC-approved Order №278 from 05/08/2005. This Order regulates the procedure of purchasing any goods, works, services (further - products) valued at over 200 000 rubles, excluding VAT, with company funds.

Strategic planning of Samaraenergo JSC's purchasing activity is assigned to the Central Purchasing Body the human structure of which was approved by the decision of the company's Board of Directors (meeting minutes №9/170 from 14/10/2005). In October 2006 changes were made to the structure of the Central Purchasing Body (minutes of Samaraenergo JSC's Board of Directors meeting №8/194 from 10/11/2006).

Copies of all publications about purchases made and their results are posted on the websites www.samaraenergo.ru and www.b2b-energo.ru .

The regulations of purchasing activity:

- are constructed on the reasonable use of special means for the purposeful reinforcement of market laws operations in each case of purchase;
- are carried out by application of compulsory procedures which should be performed by purchasing employees upon each purchase costing more than the set value. The procedures assume:
  - *a) careful planning of the need of the product;*
  - *b) an analysis of the market;*
  - *c) actions directed towards the achievement of a reasonable level of competition among potential suppliers where it is possible and where it is impossible – to raise internal control;*
  - *d) a fair and reasonable selection of the most preferable offers based upon a complex analysis of its benefits and costs (mainly the price and quality of the product);*
  - *e) control of the execution of the contract and the use of the purchased product;*
- are based on a systematic approach which means for the Company presence of:
  - *a) a regulating environment;*
  - *b) an established organizational structure of purchase management and its control;*
  - *c) staff trained to purchase;*
  - *d) an established infrastructure of purchases;*
- conform to the corporate unity of purchasing rules;
- give rights and responsibilities to employees making purchases.

The following standard documents regulated purchasing activity in the Company in 2006:

- The European Economic Community standard ZD-2005 "Systems of standards on the organization of purchasing activity. Making purchases";
- The annual complex program of purchases for 2006, approved by the company Board of Directors' decision from 04/12/2006, meeting minutes №12/198;
- The Samaraenergo JSC order №278 from 05/08/2005 on purchasing activity;
- The Samaraenergo JSC order №143 from 20/10/2006 on the creation of a constantly operating competition commission.

The operative management of Samaraenergo JSC purchasing activity is carried out by the staff of the structural subdivision (the department of purchase organization) which organizes purchases through competitive procedures.

As well as this, functional communications upon making purchases of goods, work and services are regulated by the rules governing the department of purchase organization (DPO), and also form part of the duties of DPO employees.

Control over the realization of the annual complex purchasing program is carried out in the form of quarterly reports of the Managing Director of Samaraenergo JSC to the Board of Directors. Before being approved by the Board of Directors, the specified report undergoes examination by Business Unit №2 of RAO UES of Russia JSC's Department of Logistics and Purchases

11.2. The General Director's annual report on purchasing activity by kinds of activities and means of purchase.

On results of the realization of Samaraenergo JSC's annual complex purchase program for 2006, the volume of regulated procedures, updated due to the creation of the 2007 program, came to (form 1):

In the power repairing industry – 63 % from expenses, including 63.4 %on services;

Technical re-equipping and repairing – 155 % from expenses, including 147.2 % on technical material resources and 8.2 % on services;

Capital development – 227 % from expenses, including 227.4 % on services;

In accordance with the annual complex purchase program for goods, work and services in 2006, under which it was planned to spend 195 949 thousand rubles, 51 trading session were held at a total sum of 193 493 thousand rubles (98.7 %), including:

- open competitive procedures – 42 sessions at a total of 108 883 thousand rubles, (Form 2, p.4,12,20), which amounted to 55.6 % of the general plan of purchases. (Form 2, стр.1). Of them 25 purchases at a sum of 97 849 thousand rubles were made according to the open competition method.
- 16 purchases at a total sum of 84 610 thousand rubles made by the 'unique source' method which amounted to 43,7 % of the general plan of purchases. Of them 560 thousand rubles were spent as a result of competitive procedures.

The main purchases made according to the unique source method include:

- Rent of premises from Volga TGC JSC - 27 815 thousand rubles;

- Non-departmental services and fire protection – 9 899 thousand rubles;

- Debt and payment collection – 10 725 thousand rubles;

- Other – 36 171 thousand rubles.

Unregulated purchases were not made in 2006 (Form 2, p.36).

11.3. Information on the main indices of the annual complex purchase program formed for 2007.

The annual complex purchase program for 2007 is generated in the following volume:

Power repairs industry 1 purchase at the sum of 500 thousand rubles including:

- 0 lots chosen by technical material resources (TMR) suppliers;
- 1 lot at the sum of 500 thousand rubles chosen by the person responsible for the work.

Modernization and reconstruction 8 purchases at the sum of 27 126 thousand rubles including:

- 7 lots at the sum of 26 786 thousand rubles chosen by TMR suppliers;
- 1 lot at the sum of 340 thousand rubles chosen by the person responsible for the work.

Capital construction 2 purchases at the sum of 3800 thousand rubles including:

- 0 lots chosen by TMR suppliers;
- 2 lots at the sum of 3800 thousand rubles chosen by the person responsible for the work.

Exploitation expenditure 135 purchases at the sum of 138 842 thousand rubles including:

- 37 lots at the sum of 31 519 thousand rubles chosen by TMR suppliers;
- 98 lots at the sum of 107 323 thousand rubles chosen by the person responsible for the work.

Other costs of 37 purchases at the sum of 99 262 thousand rubles including:

- 6 lots at the sum of 6 751 thousand rubles chosen by TMR suppliers;

- 31 lots at the sum of 92 311 thousand rubles chosen by the person responsible for the work.

In total, 183 purchasing sessions are planned at a total sum of 269 530 thousand rubles, including in percentage correlation:

Open competitions – 37.5 %

Open inquiries of prices – 6.4 %

Purchases from unique sources – 54.1 %

Independent purchases – 2.0 %

The high percent of purchases from unique sources is caused, above all, by the following necessary Samaraenergo JSC expenditure:

1. Consulting services – 23 898 thousand rubles (2,67 % of the sum of taxes and other obligatory payments by which Samaraenergo JSC's tax burden for 2002 was reduced as a result of the consultant's advice. (Consulting Services JSC) (Minutes of the Central Purchasing Body session №1/10 from 19.10.2006);
2. Consulting services – 29 407 thousand rubles (2,67 % from the sum of taxes and other obligatory payments by which Samaraenergo JSC's tax burden for 2003-2004 was reduced as a result of the consultant's advice. (Consulting Services JSC) (Minutes of Central Purchasing Body session №5/02 from 28.02.07);
3. Rent of office buildings from Volga TGC JSC and Samara TGC JSC at a total sum of 25 925 thousand rubles, approved by the Board of Directors of Samaraenergo JSC (minutes of the Board of Directors meeting held by correspondence on 15/12/2006);
4. Development of the legal conclusion on the distribution of shares in companies separated from Samaraenergo JSC between the owners of ADR Samaraenergo JSC - the sum of 889 thousand rubles (Cleary, Gottlieb, Steen and Hamilton) (Minutes 14/200 of session of the Board of Directors of Samaraenergo JSC spent in the correspondence form on December, 26th 2006г.);
5. Services on the distribution of the shares in companies separated from Samaraenergo JSC, between the owners of ADR Samaraenergo JSC – 11 935 thousand rubles (The Bank of New York) (Central Purchasing Body report 6/12 from 12.12.06).

Samaraenergo JSC Governor Report on Purchasing Activity for 12 month of 2006 (on kinds of activity)

№	Kind of activity	Number of purchases		Planned cost, thous. rbl.	Initial cost on actual purchases, thous. rbl.	final cost of winners' tender, thous. rbl.	Charges, thous. rbl. without VAT		% of initial cost of purchases to plan of charges	% of plan of purchases to plan of charges	% of cost to cha
		planned	actual				planned	actual			
	1	2	3	4	5	6	7	8	9	10	11
1	**Power repair**	**4**	**2**	**4199**	**2300**	**1968**	**4199**	**3624**	**55**	**100**	**63**
1.1.	Material Resources	0	0	0	0	0	0	0	0	0	0
1.2.	Services	0	0	0	0	0	0	0	0	0	0
1.3.	Unregulated purchases*	0	10	0	0	0	0	0	0	0	0
2	**Technical Re-equipping and Repair**	**11**	**12**	**47645**	**52492**	**50277**	**44101**	**33768**	**119**	**108**	**155**
2.1.	Material Resources	10	10	0	0	0	0	0	0	0	0
2.2.	Services	1	2	0	0	0	0	0	0	0	0
2.3.	Unregulated purchases*	0	5	0	0	0	0	0	0	0	0
3	**Capital Building**	**1**	**1**	**1187**	**1187**	**1133**	**1187**	**522**	**100**	**100**	**227**
3.1.	Material Resources	0	0	0	0	0	0	0	0	0	0
3.2.	Services	0	0	0	0	0	0	0	0	0	0
3.3.	Unregulated purchases*	0	0	0	0	0	0	0	0	0	0
4	**Exploitation expenses**	**14**	**15**	**47350**	**50252**	**41751**	**47350**	**44131**	**106**	**100**	**114**
4.1.	Material Resources	8	9	0	0	0	0	0	0	0	0
4.2.	Services	6	6	0	0	0	0	0	0	0	0
4.3.	Unregulated purchases*	0	0	0	0	0	0	0	0	0	0
5	**Fuel**										
5.1.	coal	0	0	0	0	0	0	0	0	0	0
5.2.	fuel oil	0	0	0	0	0	0	0	0	0	0
5.3.	gas	0	0	0	0	0	0	0	0	0	0
5.4.	Unregulated purchases*	0	0	0	0	0	0	0	0	0	0
6	**Scientific research work**	0	0	0	0	0	0	0	0	0	0
7	**Property management services**	0	0	0	0	0	0	0	0	0	0
8	**Restructuring consultant services**	0	0	0	0	0	0	0	-	-	-
9	**Other purchase**	**23**	**21**	**95568**	**87262**	**76905**	**95568**	**92061**	**91**	**100**	95
10	**Total**	**53**	**51**	**195949**	**193493**	**172034**	**192405**	**174106**	**101**	**102**	111

Note: * - unregulated purchases with annual requirement less than 200,00 thous. rbl. excluding VAT

Samaraenergo JSC Governor M.V. Soyfer

Exec. Putilin I.V. (846) 279 69 06

Samaraenergo JSC Governor Report on Purchasing Activity for 12 month of 2006 (on kinds of purchasing)

General amount of purchases (plan) thous. rbl.		1	**195949**
Open Competition	Plan. thous. rbl.	2	**90204**
	% of plan of general sum of purchases	3	46.03
	Actual. thous. rbl	4	**97849**
	% of actual sum of purchases	5	49.94
Closed competition	Plan. thous. rbl.	6	
	% of plan of general sum of purchases	7	0
	Actual. thous. rbl	8	
	% of actual sum of purchases	9	0
Open calling of prices	Plan. thous. rbl.	10	**10595**
	% of plan of general sum of purchases	11	5.41
	Actual. thous. rbl	12	**8800**
	% of actual sum of purchases	13	4.49
Closed calling of prices	Plan. thous. rbl.	14	
	% of plan of general sum of purchases	15	0
	Actual. thous. rbl	16	
	% of actual sum of purchases	17	0
Open calling of offers	Plan. thous. rbl.	18	**2234**
	% of plan of general sum of purchases	19	1.14
	Actual. thous. rbl	20	**2234**
	% of actual sum of purchases	21	1.14
Closed calling of offers	Plan. thous. rbl.	22	
	% of plan of general sum of purchases	23	0
	Actual. thous. rbl	24	
	% of actual sum of purchases	25	0
Competitional negotiations	Plan. thous. rbl.	26	
	% of plan of general sum of purchases	27	0
	Actual. thous. rbl	28	
	% of actual sum of purchases	29	0
Sole source	Plan. thous. rbl.	30	**92916**
	% of plan of general sum of purchases	31	47.42
	Actual. thous. rbl	32	**84610**
	% of actual sum of purchases	33	43.18
Independent purchases	Plan. thous. rbl.	34	0
	% of plan of general sum of purchases	35	0.00
	Actual. thous. rbl	36	**0**
	% of actual sum of purchases	37	0.00

Samaraenergo JSC Governor M.V. Soyfer

Exec. Putilin I.V. (846) 279 69 06

Section 12. Environment protection

As a result of the undergone restructuring, all the power stations which were branches of Samaraenergo JSC until 2006 are now the responsibility of Volga TGC JSC. Therefore, the ecological issues facing thermal power stations in the next 3 years will be resolved by the newly-formed joint-stock company.

Actions taken by Samaraenergo JSC regarding land conservation and waste disposal include taking stock of the production and consumption waste created by the company; developing a set of standards for waste production and limits on waste disposal to the environment; developing documents for hazardous waste; obtaining annual limits on waste disposal; organizing a temporary location for waste at production sites; and recycling waste.

The dynamics of pollutant emissions to the atmosphere and volume of sewage.


The emission of pollutants from Samaraenergo JSC TPS
in 2004 - 2006
fuel consumption
emission of pollutants
thous. tut
thous. t
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
25
20
15
10
5
0
19.26
17.79
7770.2
7636.6
0
0
2004
2005
2006


The dynamics of sewage disposed of in reservoirs from
Samaraenergo JSC TPS, thous. m^3
140000
120000
100000
80000
60000
40000
20000
0
114792.3
114704.5
0
2004
2005
2006

Measures taken towards decreasing pollutant emissions and sewage dumping.


Expenditure on environment protection measures
140
120
100
80
60
40
20
0
mln. rbl.
expenditure
2004
2005
2006
years

Tasks for 2007

The main goal for 2007 for Samaraenergo JSC is approving the project of specifications of waste formation and limits on its disposal, determining the class of hazard of waste in accordance with the requirements of the conservation legislation.

Qualification of the personnel working with production wastes and consumption.

The coordination and control of Samaraenergo JSC activity with production waste and consumption is the responsibility of the Deputy General Director responsible for technical issues and information technology. In 2006 the representatives responsible for activity involving production wastes and consumption in branches of Samaraenergo JSC were set by the Order on Samaraenergo JSC. In 2006 2 specialists were trained and put to work under the program of vocational training on the right to work with hazardous waste.

There were no infringements of environment protection legislation or accidents with ecological consequences at the production sites of Samaraenergo JSC in 2006.

Section 13. Personnel and social policy. Social partnership

13.1. Structure of the workforce in categories.

On December 31, 2006, there were 970 persons working for Samaraenergo JSC, namely:

Managers of all categories	-	120 people
Specialists	-	407 people
Office staff	-	31 people
Ordinary workers	-	412 people

The workforce analysis for 2006 in comparison with 2005 shows, that staff numbers have considerably decreased (by 11 107 people) as a result of the company reformation and the creation of new companies.

A quantitative analysis of the workforce for the last 3 years:

Category of employees	on 31/12/2004	on 31/12/2005	on 31/12/2006
-total (pers.)	12 110	12 077	970
Including:			
- Managers (pers.)	1 713	1 736	120
- Specialists (pers.)	2 009	2 060	407
- Office staff (pers.)	173	172	31
- Ordinary workers (pers.)	8 215	8 109	412



2004
1713
2009
173
8215
2005
1736
2060
172
8109
2006
120
412
407
31
Ordinary - workers
- Office staff
- Managers
- Experts

13.2. A breakdown of staff according to age (graphic and text representation).

In 2006 15,2 % of Samaraenergo JSC employees were under 30 years of age, 61,0 % - aged from 30 to 50, and 23,8 % - aged over 50.

A breakdown of managers according to age:


2004
109
574
1030
2005
105
565
1066
2006
5
55
60

A breakdown of experts according to age:


2004
367
492
1150
2005
379
506
1175
2006
84
71
252

A breakdown of workers according to age:


2004
2118
1237
4860
2005
2026
1263
4820
2006
98
54
260

A breakdown of all employees according to age:


2004
1742
3228
7140
2005
1773
3133
7171
2006
147
231
592
- under 30
- 30-50
- over 50

13.3. Staff Turnover.

2004	2005	2006
3,7 %	3,3 %	3,9 %


4,00%
3,90%
3,80%
3,70%
3,60%
3,50%
3,40%
3,30%
3,20%
3,10%
3,00%
2004
2005
2006

38 members of the workforce were dismissed in 2006, for staff fluidity reasons. The staff turnover at Samaraenergo JSC in 2006 was 3.9 %, compared to 3.3 % in 2005.

The principal causes of staff turnover within the Samara power supply system in 2006 were dissatisfaction with wages and few prospects of professional growth.

13.4. Qualitative structure of employees (educational level). Personnel development system.

The qualitative structure of the staff remains at a high level, 97.3 % of engineering technical staff has higher or specialized secondary education. As a whole Samaraenergo JSC has more than 500 employees with higher or specialized secondary education, 4 people being doctors of sciences.

Qualitative structure of the personnel by category :

Category of employees	Number of employees (pers.)	Have higher education (pers.)	Have specialized secondary (pers.)	Candidates of sciences (pers.)
All employees, including	970	477	244	4
Managers	120	98	20	4
Specialists	407	305	90	-
Office staff	31	9	14	-
Ordinary workers	412	65	120	-



4500
4000
3500
3000
2500
2000
1500
1000
500
0
12
3888
3945
11
3713
3366
4
477
244
2004
2005
2006
- Doctors of sciences
- Have higher education
- Have specialized secondary education

In accordance with Samaraenergo JSC rules, the company staff is continuously trained. For this purpose, on the basis of applications, managers and specialists are trained at institutes of improvement of professional skill.

Indices	trained in 2006	forecast for 2007
Preparation of employees	2 pers.	4 pers.
Retraining	2 pers.	4 pers.
Studying for second higher education		
Improvement of qualification of employees	2 pers.	4 pers.
Improvement of qualification of engineering technical staff	77 pers.	89 pers.
Expenditure on training (rbl.)	982 750 rbl.	2 110 000 rbl.

In 2006 year 77 *persons from* category of managers and experts improved their qualification, including in institutes of improvement of professional skill with pause in work. Simultaneously with this systematic work on reserve training and preparation of young experts under contracts with institutions of higher education in Samara region is held.

Dynamics of wage changes

The dynamics of staff wage changes is calculated from the number of staff members working towards the realization of thermal and electric power in the Samaraenergo JSC subsidiary company Energosbyt in 2004 and 2005.

Wages of employees by category in rubles 2004-2006			
	2004	2005	2006
Managers	29 376	39 612	55 353
Specialists and technical executives	14 424	19 305	19 596
Ordinary workers	8 076	10 531	11 863

The dynamics of wages of employees in categories in 2004-2006



Wages of employees in categories in 2004-2006
Managers
Specialists and technical executives
Ordinary workers
rubles
60 000
50 000
40 000
30 000
20 000
10 000
0
29 376
14 424
8 076
39 612
19 305
10 531
55 353
19 596
11 863
2004
2005
2006

The 40% increase in the average salary of managers can be explained by the company's status change. The earlier existing branch Energosbyt, which was a part of Samaraenergo JSC, was transformed to a separate enterprise which received the name of Samaraenergo JSC; this caused a change of management structure and as a consequence, an increase in manager wages.

The insignificant increase in the average wages of specialists and technical executives (1,5 %) was caused by the promotion of highly-qualified employees to managing staff.

Due to the fact that Samaraenergo JSC stopped its activity on the transfer and distribution of thermal and electric power, a large number of lowly qualified staff was dismissed from the Samaraenergo JSC workforce and transferred to that of Volga IRDC JSC. As a consequence, the share of low wages reduced and, as a result, the average wages of ordinary workers increased by 12.6%

13.5. Health and Safety.

Health and safety matters are under the constant control of the company's administration. In Samaraenergo JSC multilevel control of meeting of requirements of health and safety is organized, the operating procedure with the personnel is developed and agreed with the management of Rostechnadzor on Samara Region.

Constant work is carried out by the company to equip employees with appropriate, certified protection materials. All the measures involving health and safety and the prevention of road accidents and injuries in vehicles stipulated in the 2006 business plan were carried out. In all, 808 500 rubles was spent on health and safety measures by Samaraenergo JSC in 2006, including, 325 900 rubles on the prevention of workplace accidents and work-related illnesses and 258 900 rubles on the acquisition of means of personal protection (615 rubles per one employee). These indices were significantly reduced compared to the indices of 2005 due to the reorganization of Samaraenergo JSC.

In accordance with Russian Federation Governmental Order #225 from 20.04.06 as part of preventative measures taken towards the reduction of industrial injuries and work-related illnesses in lieu of obligatory social insurance payments, employees of Samaraenergo JSC Energosbyt were treated in sanatoria at the sum of 138 200 rubles (source of financing - social insurance), due to their working with dangerous and harmful production factors.

Traditionally, the company's summer health-improvement campaign is highly organized. As part of the 2006 campaign, 369 employees and members of their families were sent to different health-improving or recreational establishment, including:

- 120 people to sanatoria;
- 184 people to holiday centres;
- 32 people to children's health-improving camps;

A total of 1 704 200 rubles was spent for this purpose from all sources (company profit, social insurance, trade union budgets).

The certification of working conditions in the workplace planned for 2006 did not take place, due to the transferal of employees from Energosbyt to Samaraenergo, and the re-equipping of the workplace carried out in connection with this.

A case of work-related illness in a former mechanic at the VAZ thermal power station was registered in 2006. He had worked in harmful industrial conditions (raised noise levels), which led to the illness, for 34 years and 3 months, of those, 10 years and 1 month with Samaraenergo JSC.

According to the results of medical examination, his disablement amounted to 10 %.

The certification of working conditions in the workplace of VAZ TPS's mechanics was carried out in December, 2004. Their working conditions were established as:

class 3.3 for the degree of harmfulness and danger;

class 2 for safety from injury;

maintenance of means of protection, including ears, meeting standards – 100 %.

The sufferer was given an 8% rate reduction on electricity bills and a guaranteed pensions benefit, in accordance with List 2 industry-type XIII 'power stations, power trains and steam-powered facilities', due to the harmful conditions he worked under for Samaraenergo JSC.

Section 14. The Tasks and Prospects of the Company for the Coming Year and the Execution of Strategic Tasks.

14.1. The Reformation of the Company.

The Board of Directors of RAO UES of Russia JSC on 9/3/2004 approved the project of the reforming of Samaraenergo JSC, Saratovenergo JSC, Uljanovskenergo JSC, and Orenburgenergo JSC. The aims of reformation was the division of monopolized and competitive kinds of activity, the creation of large inter-regional power companies, profiled on kinds of activity, the increase of economic efficiency of manufacture and the appeal of the companies to potential investors and maintaining a reliable and uninterrupted power supply to consumers in the four regions.

In 2005 Samaraenergo JSC together with Saratovenergo JSC and Uljanovskenergo JSC became the founders of two inter-regional industrial companies, namely:

- Volga Territorial Generating Company JSC (further referred to as Volga TGC) with the handing over of Samaraenergo JSC electric generating and thermal networks assets to its charter capital,
- Volga Inter-Regional Distributing Company JSC (further referred to as Volga IRDC) with the handing over of Samaraenergo JSC electric distribution assets not linked to the united national (all-Russian) electric network (UNEN) to its charter capital.

The first stage of Samaraenergo JSC's reformation involved corporate procedures on the establishment of the inter-regional companies and was completed by payment of their authorized capitals. From 1.01.2006 the inter-regional companies started operational activity, taking up functions of JSC-power on generation and distribution of electric and thermal power.

On September 30th, 2005, at the second stage of reformation, an emergency general meeting of Samaraenergo JSC shareholders was held where the decision was made to reorganize the company through the allocation of:

- Samara Territorial Generating Company JSC with all its shares to the balance sheets of Volga TGC;
- Samara Distributive Company JSC with all its shares to the balance sheets of Volga IRDC;
- Samara Mainline Company JSC with its mainline networks property to Samaraenergo JSC.

The shareholders meeting also made decisions on the conditions and order of allocation and order of converting shares in Samaraenergo JSC into shares in the newly created companies, and approved a divided balance.

On April 1st, 2006 State registration of the separated companies was carried out. After the separation, only powerselling assets remained on the balance sheets of Samaraenergo JSC and, since 1.04.2006 electric power sales have become Samaraenergo JSC's main kind of activity.

With the conclusion of the second stage, the reformation of Samaraenergo JSC came to an end. In 2006 corporate measures of internal reorganization, with the aim of increasing the economic efficiency of its business activity, were carried out in the Company. Among these measures were:

- The liquidation of Samaraenergo JSC branches, the property of which was handed over to the inter-regional companies;
- Making changes to the company's management and organizational structure.

As a power selling company, Samaraenergo JSC carries out its activity on the electric power retail market, and in conformity with clause 36-a) of the Russian Federation Governmental order №530 «On the approval of rules on the functioning of electric power retail markets in the transition period of reformation in the electric power industry» from 31/8/2006, Samaraenergo JSC automatically has got the status of a warranted supplier in Samara Region.

In letter №6/921 from 24/11/2006, the Office of State Regulation and Control over the Electric Power Industry in Samara Region notified Samaraenergo JSC that it had sent materials to the Federal Tariffs Service of the Russian Federation to ask for the inclusion of Samaraenergo JSC on the Federal Register of warranted suppliers.

Since the reform of the electric power industry has made electric power selling a competitive type of business, the number of commercial organizations allowed to sell electric power to consumers, will rise. Thus, in the long term Samaraenergo JSC needs to do much work in preparation for operating on the free retail market, and it is essential to develop competitiveness, and to improve the consumer service system, raising its simplicity, convenience and technical composition.

14.2. Increase in the level of corporate management.

The strategy of company activity is based on principles of working without loss and with profit, without which further development is impossible. Samaraenergo JSC's main task for 2007 is the

creation of an effective system of electric power selling which meets the demand of the times, allowing the company to maintain its leading position on the regional market.

In 2006 work on the high quality of corporate management, the increase of corporate culture and the transparency of Company activity were continued.

During the reported year the latest edition of the contract with the managing company was in effect, increasing its responsibility for the results of company activity, including the carrying out of tasks on profits, execution of the repairs program, and timely payment of dividends to shareholders. Advances were also made in the system of assessing management efficiency for the calculation of rewards to the managing company. The term of the contract was prolonged for the following year.

2006 was the first year of Samaraenergo JSC independently working as a power selling company. Under the rather difficult conditions of the transition period, the Company was able to maintain its position and to uphold business traditions.

In accordance with the decisions of general shareholders meetings, dividends on privileged and ordinary shares are added on and paid annually. The reported year was no exception: in 2006 dividends on shares in Samaraenergo JSC were paid in full for the previous year by transfer of money resources to dividend payment agents. Moreover, the annual general meeting of shareholders of 16/6/2006 approved the recommendation of the Board of Directors that payment of dividends for 2005 should be made at the price of privileged shares. The amount of money spent on the payment of dividends was 11 027 000 rubles.

In 2006, the Board of Directors as the body selected by shareholders, continued to work on issues defining the main principles of company activity not only in corporate, but also in industrial and social spheres. Such internal documents, as regulations on the information policy, regulations on purchasing activity, and a program of non-statutory pensions provision for company employees were approved.

To increase the company's transparency and its appeal to potential investors, it is planned to implement advanced standards of corporate management within Samaraenergo JSC and form an effective system of interaction with shareholders and investors in 2007.

14.3. Emissions policy of the company.

One of the strategic aims of Samaraenergo JSC is to increase the capitalization and liquidity of company shares. In November 2006 the Federal Service on Financial Markets registered the issue of Samaraenergo JSC shares posted by converting them into shares of the same category with a smaller nominal value. In December 2006 Samaraenergo JSC registered a prospectus of securities, thus provided the admission of ordinary and privileged shares to be auctioned on the stock exchange. The specified securities were included in a section of the Stock Exchange of RTS JSC list «Securities put into circulation, but not included in quotation lists» on February 16th, 2007. As a result, at the beginning of 2007 Samaraenergo JSC was acknowledged on the share market for the first time as a retail company. Samaraenergo JSC filed an application to include its shares on the Moscow Inter-bank Stock Exchange JSC list of out-of-list securities. The circulation of securities on share markets will allow Samaraenergo JSC to attract additional money resources, to raise company capital, and also to evaluate the investment appeal of the power selling industry in the region.

14.4. Reliability.

Samaraenergo JSC regards its main tasks under the new conditions to be the maintaining of reliable electric power distribution within the territory of Samara Region. The Company intends to maintain its reputation as a reliable and stably working company, towards which the fulfillment of a number of key targets for 2007 is planned:

1. The development of a plan of measures geared towards retaining Samaraenergo JSC's warranted supplier status;
2. The introduction of a unified standard for offering services to customers in Samaraenergo JSC branches;
3. The development of a strategy to convince consumers not to use the services of retail companies working independently of Samaraenergo JSC;
4. The acquisition of a license to sell electric power to citizens;
5. The forming of a positive image of the company and PR support for its strategically directed activity.

Section 15. Reference Information for Shareholders.

Addresses, telephone numbers, contact information, bank details, the company's internet address, brief information on the auditor and on the registry holder of the Company.

Samaraenergo Energy and Electrification Open Joint-Stock Company.

Address of the Management: Ulitsa Leningradskaya, 27, Samara, Russia.

Reception telephone number - (846) 279-66-00, Fax – (846) 310-91-83.

Bank details:	TIN 6315222985, settlement account 40702810600020000314 in SCB Gazbank of Samara JSC, BIC 043601863, correspondence account 30101810400000000863

The company's internet address– www.samaraenergo.ru

The auditor – PricewaterhouseCoopers Audit JSC
Address: Kosmodamianskaya Embankment, 52, building 5, Moscow, Russia 115054
Phone: (495) 967-60-00 Fax: (495) 967-60-01
Auditor licence details: License of The Russian Federal Ministry of Finance #E000376 dated May 20th, 2002, valid until May 20th, 2007.

Registry holder - Central Moscow Depository JSC
Located at: Orlikov Pereulok 3, building B, Moscow.
Mail address -, Ulitsa Bolshaya Pochtovaya, 34, building 8, Moscow, 105082
Phone: (495) 221-13-34, fax: (495) 221-13-83,
Registry Holder licence details: License of the Federal Commission on Securities Market for the implementation of registry holding activity #10-000-1-00255 dated September 13th, 2002, unlimited validity.

MINUTES №2007-1

of Annual General Shareholders Meeting of SAMARAENERGO on the results of 2006

The Company name and location:	**Samaraenergo Open Joint Stock Company of Power and Electrification (Maiakovsky st.15, Samara, Russia)**
Type of the general meeting:	**Annual**
Kind of the meeting:	**Meeting**
Date of the meeting:	**June 29th, 2007**
Venue of the meeting:	**Maiakovsky st.15, Samara, Russia**
Time for registration the persons having the right in participation:	**10.00 – 11.45**
The meeting was open:	**11.00**
The meeting was closed:	**12.10**
The vote count was started:	**11.50**
Post address to send the filled in voting bulletins on the items on the agenda:	**443100, Maiakovsky st.15, Samara, Russia** **105082, Bolshaya Pochtovaya st. 34, build. 8, Moscow, Russia;** **443080, 4th proezd 57, lit. B,B1, of.508, Samara, Russia.**

Chairman of the Meeting – Chairman of Board of Directors, Samaraenergo **Boris Feodorovich Remezentsev.**

Secretary of the Meeting – Specialist of Corporate Sector, Samaraenergo **Olga Alexandrovna Spitsyna.**

Function of Tabulation Comission of the Meeting is exercized by the Company's Registrator – Central Moscow Depositary JSC (105078, Orlikov per. 3, buid.B, Moscov, Russia), authoried person of the Register is **Marina Alexandrovna Asmolova.**

Presidium of the Meeting:

Members of Board of Directors:
Boris Feodorovich Remezentsev –Chairman of Board of Directors of Samaraenergo;
Vasily Vladislavovich Nikonov –General Director of Volga TGC; General Director of Mid-Volga Interregional Managing Company (MVIMPC)

Maxim Viktorovich Soyfer – Governor of Samaraenergo JSC

Authority representatives invited to the meeting:
Andrey Mikhailovich Kesarev – Head of Authority on Government Regulation and Control in Electric Power Industry of Samara Region;
Konstantin Arkadievich Shipovsky – Head of Energetic Complex of Ministry of Industry and Energetics Authority of Samara Region

Agenda:

1) About approving the Annual Report, Annual Bookkeeping Report, including the Company's Profit and Loss Report as well as the Company's Profit (including dividends payment) and Loss Distribution Report on the results of 2006 financial year.
2) About the Company's Board of Directors members election.
3) About the Company's Auditing Committee Members election.

4) About approving the Company Auditor.

5) About approving the new version of the Company's Charter.

6) About payment the dividends on the Company's shares on the results of 1st quarter of 2007.

Ms. Marina Alexandrovna Asmolova, the Chairlady of Tabulation Commission of the Meeting, is invited to say the results of the Registration. She reports about the quorum for the Meeting holding. After that the Chairman of the Meeting announces the Meeting Opening. The Chairman of the Meeting informs the participants about the main points of regulations for the Meeting. The Chairlady of Tabulation Commission explains the rules for voting and the votes counting.

<u>The first item on the agenda</u>: **About approving the Annual Report, Annual Bookkeeping Report, including the Company's Profit and Loss Report as well as the Company's Profit (including dividends payment) and Loss Distribution Report on the results of 2006 financial year.**

Vasily Vladislavovich Nikonov, MVIMPC General Director, Volga TGC General Director is invited to make a report on the first item.

In his report Mr. Nikonov mentioned the main steps Samaraenergo passed through in 2006 at its final stage of the reforming. From January 1st, 2006 the main kind of activity generating the Company's income has become the sale of electric power to the consumers. As a result income volume (8%) and prime-cost (11%) has reduced, their structure has changed essentially. In the report it was determined that the income of Samaraenergo in 2006 is formed practically from the electric power sales to the consumers only, and the main component of expenditure is electric power purchasing at the wholesale market, its volume in 2006 in comparison with 2005 increased by threefold.

The Board of Directors' contribution to the steady work of the Company in the reporting year was told about as well as the fact about the dividends payment in 2006 for 2005 year in the amount of 11mln rbl.

In the report the attention was given to the obtaining by Samaraenergo the status of Warranted Supplier in September 2006 and it becomes the main direction in the activity of the Company.

In the report the main indices of the accounting balance-sheet were analyzed, the audit report was given. It was noticed that the reorganization in the form of separation influenced essentially the structure of the accounting balance-sheet. The cost of the buildings, cars and equipment reduced 32-fold, long-term financial investments reduced 27-fold, charter capital reduced from 4bln 88mln 730ths rubles to 889mln rubles, added capital reduced twice.

Special attention was given to the decision of the Inter-Regional Inspection of Federal Tax Service on the largest tax-payers #4 about the bringing Samaraenergo to tax responsibility for the tax offence on the sum of 796mln 518ths rubles. In 2007 Arbitration Court of Moscow invalidated the decision of Tax Inspection, however according to the indices of the accounting statement on 31.12.2006 there was loss in the amount of 264,3mln rubles.

The Board of Directors gave its recommendations on the income (loss) distribution and dividends payment on the results of 2006.

Bulletin #1 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 535 001 716*
Number of the votes of people – outstanding shares owners having right for voting at the Meeting	*3 538 928 532*
Number of the votes participated in the General Meeting	*3 104 149 853*
Quorum on the item on the agenda	*87,7144%*

Voting results:	*Votes:*	*% of participants:*
«FOR »	*3 101 045 233*	*99,9000*
«AGAINST»	*2 138 916*	*0,0689*
«ABSTAINED»	*767 336*	*0,0247*

INVALID VOTES	*13 083*

DECISION ACCEPTED BY THE MEETING:
1. To approve the Annual Report, Annual Bookkeeping Report, including the Company's Profit and Loss Report as well as the Company's Profit (including dividends payment) and Loss Distribution Report on the results of 2006 financial year.

2. To approve the following distribution of income (loss) of the Company on the results of 2006 financial year:

	(ths Rub)
Undistributed profit (loss) of the accounting period:	**(264 317)**
Distribute on: Emergency Reserve Fund	---
Dividends	---
Investment (accumulation)	---
Amortization of the previous years' loss	---

3. Not to pay the dividends on ordinary shares of the Company on the results of 2006.
4. Not to pay the dividends on privilege shares of the Company on the results of 2006.

The second item on the agenda: **About the Company's Board of Directors members election.**
Igor Vladimirovich Sviridov, Director on Legal Matters of MVIMPC is invited to report on the item on the agenda. In his report Mr. Sviridov announces 14 candidates to the members of the Board: name, position and shareholders recommended them according to the law order. He also notices that according to the charter of the Company 10 persons taken most votes on the results of cumulative voting are elected as the members of the Board of Directors.

Ms. Asmolova, Chairlady of the Tabulation Commission gives the explanations about the order of cumulative voting.

Bulletin #2 voting

	Votes at cumulative voting
Number of the votes of people for cumulative voting included to the list of voters having right for participation in the General Meeting	*35 350 017 160*
Number of the votes for cumulative voting of people – outstanding shares owners having right for voting at the Meeting	*35 389 285 320*
Number of the votes for cumulative voting participated in the General Meeting	*31 041498 530*
Quorum on the item on the agenda	*87,7144%*

Votes distribution:

№	CANDIDATE NAME	Votes for cumulative voting	% of participants
1	**Boris Feodorovich Remezentsev**	**3 407 230 953**	**10,9764**
2	**Vasily Vladislavovich Nikonov**	**3 339 927 604**	**10,7596**
3	**Lyudmila Romanovna Matunina**	**3 295 039 627**	**10,6150**
4	**Natalia Grigorievna Boyko**	**3 294 828 339**	**10,6143**

5	**Elena Nikolaievna Ulanovskaya**	3 290 919 552	10,6017
6	**Marat Georgievich Sheglov**	3 290 435 053	10,6001
7	**Jury Mirovich Rimmer**	2 836 657 063	9,1383
8	**Igor Vladimirovich Sviridov**	2 835 337 660	9,1340
9	**Valery Vladimirovich Sotnikov**	2 810 970 756	9,0555
10	**Aleksey Vladimirovich Shashkov**	2 613 237 734	8,4185
11	Ekaterina Alexandrovna Bazhenova	4 918 428	0,0158
12	Mikhail Vladdimirovich Gnezdilov	4 764 905	0,0154
13	Anastasia Sergeyevna Mazurkova	4 559 903	0,0147
14	Andrey Igorevich Kovalenko	4 503 018	0,0145
AGAINST all		0	0,0000
ABSTAINED on all the candidates		0	0,0000

Invalid votes	*5 894 640*

DECISION ACCEPTED BY THE MEETING:
To elect the Board of Directors of: Natalia Grigorievna Boyko, Lyudmila Romanovna Matunina, Vasily Vladislavovich Nikonov, Boris Feodorovich Remezentsev, Jury Mirovich Rimmer, Igor Vladimirovich Sviridov, Valery Vladimirovich Sotnikov, Elena Nikolaievna Ulanovskaya, Aleksey Vladimirovich Shashkov, Marat Georgievich Sheglov.

The third item on the agenda: **About the Company's Auditing Committee Members election.**
Igor Vladimirovich Sviridov, Director on Legal Matters of MVIMPC reports on the item on the agenda.

Mr. Sviridov announces 5 candidates to the Company's Auditing Committee Membership, recommended by shareholders in the law order. According to the charter of the Company there was decided to elect 5 persons to the Membership of the Auditing Committee.

Bulletin #3 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 535 001 716*
Number of the votes of people – outstanding shares owners having right for voting at the Meeting	*3 538 928 532*
Number of the votes participated in the General Meeting	*3 104 149 853*
Quorum on the item on the agenda	*87,7144%*

Votes distribution:

№	Candidate name:	For		AGAINST	ABSTAINED	INVALID
		votes	%	votes	votes	votes
1	**Elena Evgenievna Smirnova**	**3 103 401 532**	**99,9759**	**500 036**	**51 870**	**11 130**
2	**Natalia Vladimirovna Shabanova**	**3 103 395 135**	**99,9757**	**500 036**	**58 267**	**11 130**
3	**Olga Vladimirovna Rokhlina**	**3 103 382 430**	**99,9753**	**500 001**	**59 150**	**22 987**
4	**Grigory Vladislavovich Zhirnov**	**3 103 356 053**	**99,9744**	**544 605**	**51 870**	**12 040**
5	**Aleksey Pavlovich Bashkanov**	**3 103 545 106**	**99,9741**	**556 462**	**51 870**	**11 130**

DECISION ACCEPTED BY THE MEETING:
To elect the Company's Auditing Committee of: Aleksey Pavlovich Bashkanov, Grigory Vladislavovich Zhirnov, Elena Evgenievna Smirnova, Olga Vladimirovna Rokhlina, Natalia Vladimirovna Shabanova.

The fourth item on the agenda: **About approving the Company Auditor.**
Lyudmila Viacheslavovna Esina, Chief Accountant of Samaraenergo speaks on the item on the agenda. ENPI Consult is recommended by the Board of Directors as the Auditor of the Company.

In the report Ms. Esina says that professional responsibility of ENPI Consult is insured by Informstrah and Ingosstrah Companies. For 15 years the Company haven't had any justified claims from the consumers. License for Auditing Activity #E0004289 was issued by Ministry of Finance of Russian Federation from May 15th, 2003. Period of the License validity is up to May 15th, 2008.

Bulletin #1 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 535 001 176*
Number of the votes of people – outstanding shares owners having right for voting at the Meeting	*3 538 928 532*
Number of the votes participated in the General Meeting	*3 104 149 853*
Quorum on the item on the agenda	*87,7144%*

Voting results:	*Votes*	*% of participants*
«FOR»	*3 102 305 547*	*99,9406*
«AGAINST»	*530 941*	*0,0171*
«ABSTAINED»	*1 124 097*	*0,0326*

Invalid votes	*3 983*

DECISION ACCEPTED BY THE MEETING:
To approve ENPI Consult JSC as the Company's Auditor.

The fifth item on the agenda: **About approving the new version of the Company's Charter.**

Igor Vladimirovich Sviridov, Director on Legal Matters of MVIMPC reports on the item on the agenda.

In the report Mr. Sviridov notices that the Charter is the most governing document of the Company. The Charter approving is associated to the reorganization of Samaraenergo and the changes in priorities of the Company's activity and further development of Samaraenergo as the electric power selling company. The changes in the new version of the Company's Charter Draft reflect changes have taken place in the activity of Samaraenergo and in the current legislation. The basic moments are connected with the change of the Company's location and post address as well as some indexes of the Company's activity.

Bulletin #1 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 535 001 716*
Number of the votes of people – outstanding shares owners having right for voting at the Meeting	*3 538 928 532*
Number of the votes participated in the General Meeting	*3 104 149 853*
Quorum on the item on the agenda	*87,7144%*

Voting results:	*Votes:*	*% of participants:*
«FOR»	*3 097 600 623*	*99,7890*
«AGAINST»	*40 174*	*0,0013*
«ABSTAINED»	*6 319 921*	*0,2036*

Invalid votes:	*3 850*

DECISION ACCEPTED BY THE MEETING:
To approve the new version of the Company's Charter.

The sixth item on the agenda: **About payment the dividends on the Company's shares on the results of 1st quarter of 2007.**
Lyudmila Viacheslavovna Esina, Chief Accountant of Samaraenergo is invited to speak on the item on the agenda.

On the results of the 1st quarter of 2007 the Company has got the net profit in amount of 658mln Rbl. It is provided by the Business Plan to channelize the stake of the net profit on dividends payment. The recommendations of the Board of Directors on dividends payment on the results of the 1st quarter of 2007 have been analyzed.

Bulletin #1 voting

Number of the votes of people included to the list of voters having right for participation in the General Meeting	*3 535 001 176*
Number of the votes of people – outstanding shares owners having right for voting at the Meeting	*3 538 928 532*
Number of the votes participated in the General Meeting	*3 104 149 853*
Quorum on the item on the agenda	*87,7144%*

Voting results:	*Votes:*	*% of participants:*
«FOR»	*3 103 928 490*	*99,9929*
«AGAINST»	*9 276*	*0,0003*
«ABSTAINED»	*22 819*	*0,0007*

Invalid votes:	*3 983*

DECISION ACCEPTED BY THE MEETING:

To pay dividends on ordinary shares of the Company on the results of the 1st quarter of 2007 in the amount of 0,026568 Rbl per one ordinary share of the Company in cash within 60 days since the date of the decision about the dividends payment.

To pay dividends on privilege shares of the Company on the results of the 1st quarter of 2007 in the amount of 0,026568 Rbl per one privilege share of the Company in cash within 60 days since the date of the decision about the dividends payment.

After the discussion of the items on the agenda of the Annual General Shareholders Meeting of Samaraenergo on the results of 2006 the Chairman announces the completion of the Meeting's participants registration. The Chairlady of the Tabulation Commission is invited to announce the final results of registration and given the time for the voting procedure on all the items on the agenda completing.

Maxim Viktorovich Soyfer, Governor of Samaraenergo JSC is invited to report. Mr. Soyfer says 2006 year was essential for the Company. In September new rules of the wholesale and retail market of electric energy came into effect, they allowed liberalization of the power market and optimize the expenses of the consumers. Samaraenergo ceased to have a monopoly in the supplying of electric power. Special attention in the report was given to the targets and perspectives of the Company development in 2007, the main of them are consolidation of the Company's authority on the wholesale and retail market of electric power, strategy development on new consumers attraction. Mr. Soyfer expresses confidence in future work of the Company.

Then there speak Authority representatives invited to the Meeting.

In the report of Andrey Mikhailovich Kesarev, Head of Authority on Government Regulation and Control in Electric Power Industry of Samara Region it was noticed that Samaraenergo is a new subject of the energy market having the status of Warranted Supplier. Besides there are 6 more warranted suppliers in Samara Region which form the whole volume of the supplied energy. In new conditions the consumers have ability of equal access of getting the electric power.

Konstantin Arkadievich Shipovsky, Head of Energetic Complex of Ministry of Industry and Energetics Authority of Samara Region in his report says about the role of Samaraenergo acting on the wholesale and retail market of electric power in new conditions. Mr. Shipovsky analyses the Company's work with problem consumers and thanks the personnel of Samaraenergo for stable work in 2006 year.

Then the results of the voting are announced by the Tabulation Commission and the Chairman of the Meeting announces the Meeting Closed.

Appendix:

1. Annual Report of Samaraenergo JSC on the results of 2006.

Chairman of the Meeting
B.F. Remezentsev

Secretary of the Meeting
O.A. Spitsyna

Minutes made 02.07.2007



годовой отчет 2006

САМАРАЭНЕРГО

Уважаемые акционеры!



1 сентября 2006 года вступили в силу новые правила оптового рынка и новые правила розничного рынка электрической энергии. Они кардинально изменили ситуацию, как на оптовом, так и на розничном рынках и создали принципиально новую модель торговли электроэнергией.

С введением новых правил функционирования розничных рынков Самараэнерго получило новый статус. Наша организация первой в Самарской области получила статус гарантирующего поставщика. С 1 сентября 2006 года мы как гарантирующий поставщик должны заключать договор с любым потребителем, кто находится в нашей зоне деятельности и кто желает с нами заключить договор. Другие сбытовые компания этого делать не обязаны. Это социальная функция защиты потребителя от недобросовестных сбытовых компаний становится определяющей в деятельности Самараэнерго как гарантирующего поставщика. Этот статус возлагает на Самараэнерго повышенную ответственность и предполагает постоянный контроль со стороны государства. Наша компания к такой работе готова.

С 1 января 2008 года гарантирующие поставщики будут определяться конкурсом. Главными критериями при отборе станут стабильность и надежность энергосбытовой компании, возможность ее работы с наименьшими издержками.

Таким образом, с запуском новых правил функционирования розничного рынка Самараэнерго перестало быть монополистом в поставках электроэнергии. Новая модель розничного рынка дала возможность для появления новых сбытовых компаний, которые составили нам конкуренцию. Основной целью в конкурентной борьбе стала борьба за потребителя. Для того, чтобы иметь устойчивое положение на рынке и быть конкурентоспособными в дальнейшей в своей работе мы будем повышать качество обслуживания потребителей и сокращать издержки.

Наряду с этим ОАО "Самараэнерго" будет стремиться к созданию и поддержанию имиджа сильного и финансово устойчивого субъекта оптового рынка электроэнергии посредством четко спланированной системы прогнозирования электропотребления, как основы минимизации транслируемых цен в части нерегулируемой составляющей тарифа.

Основную цель нашей компании на 2007 год мы видим в сохранении и развитии лидерских позиций компании на оптовом и розничном рынке электроэнергии.

Управляющий ОАО "Самараэнерго"
М.В. Сойфер

Самараэнерго несет людям свет. Без света на земле нет жизни. Электроэнергия подарила человечеству возможность использовать свет постоянно. Свет наполняет наш мир красками и дает ощущение красоты окружающей природы. Отражаясь от предметов, световой поток рождает цвета.

На человека цвет воздействует двояко: с одной стороны, это физическое воздействие, с другой - психическое. Многие из нас в детстве любили рассматривать мир через цветные стеклышки: вот синее стекло - мир становится серьезным; желтое - непроизвольно хочется улыбнуться, все кажется праздничным.

Каждое мгновение мы испытываем на себе влияние того или иного цвета. Порой цвета воздействуют так, что мы даже не догадываемся об этом. Словами можно передать осознанное, цветами - неосознаваемое .

Да и можно ли словами передать отношение к свету, к миру, к себе, к окружающим?

1. Обращение к акционерам Председателя Совета директоров и Генерального директора Общества



Генеральный директор
ОАО "Средневолжская
межрегиональная
энергетическая компания"
В.В. Никонов



Председатель Совета директоров
ОАО "Самараэнерго"
Б.Ф. Ремезенцев

Уважаемые акционеры!

Завершен 2006 год - первый год самостоятельной работы ОАО "Самараэнерго" в качестве энергосбытовой компании. Минувший год стал определяющим в судьбе нашего Общества. 1 апреля 2006 года были зарегистрированы ОАО "Самарская Территориальная Генерирующая Компания", ОАО "Самарская Магистральная Компания" и ОАО "Самарская Распределительная Компания", созданные в результате реформирования ОАО "Самараэнерго". Начиная с этого момента, основным видом деятельности, формирующим доход Общества, становится продажа электрической энергии потребителям на региональном розничном рынке электроэнергии.
Основным показателем производственной деятельности энергосбытовой компании ОАО "Самараэнерго", характеризующим объём рынка сбыта электроэнергии, является величина полезного отпуска электроэнергии собственным потребителям компании.
В отчетном периоде по сравнению с итогами 2004-2005 гг. наблюдается увеличение полезного отпуска. Главным образом это связано с приростом электропотребления группой "базовые" потребители в 2006 году на 485,6 млн. кВтч. (7,4%), группой "оптовые перепродавцы" на 314,8 млн. кВтч (7,2%), населением, которое находится на прямых договорах на 24,4 млн.кВтч (4%) и прочих потребителей на 335,8 млн. кВтч (3,2%). Наряду с этим, начиная с 2006 года, в результате реорганизации компании у ОАО "Самараэнерго" появились два новых абонента: ОАО "Волжская ТГК" (в части покупки электроэнергии на производственные и хозяйственные нужды) и ОАО "Волжская МРК" (в части покупки электроэнергии на хозяйственные нужды). В итоге, общая величина полезного отпуска электроэнергии собственным потребителям энергокомпании в 2006 году по сравнению с 2005 г. увеличилась на 872,7 млн.кВтч (4,8%) и составила 18 775,6 млн. кВтч.
В структуре себестоимости произошли следующие изменения: резко увеличилась доля затрат на покупку электроэнергии (весь объем электроэнергии с 01.01.2006 г. покупается на оптовом рынке электроэнергии (ОРЭ)) и оплату услуг по передаче электроэнергии (появление нового субъекта рынка - ОАО "Волжская межрегиональная распределительная компания", осуществляющего услуги по передаче электроэнергии). Так как ОАО "Самараэнерго" прекратило деятельность по выработке тепловой и электрической энергии, исчезла статья затрат "Топливо", составляющая в 2005 году 32,8 % себестоимости. В связи с переводом большей части персонала в ОАО "Волжская ТГК" и ОАО "Волжская МРК" сократились затраты на оплату труда, а затраты на амортизацию сократились в связи с передачей основных средств на баланс вышеуказанных компаний и другие условно-постоянные затраты.
По данным бухгалтерского учета за 2006 год сформировался убыток размером 264, 3 млн. руб. Убыток сформировался вследствие привлечения Межрегиональной Инспекцией ФНС по крупным налогоплательщикам №4 ОАО "Самараэнерго" к налоговой ответственности за совершение налогового правонарушения по итогам деятельности 2002 года. В соответствии с данным решением сумма налогов составила 537 млн. рублей, пеней за несвоевременную уплату 259, 5 млн. рублей, штрафа 18 тысяч рублей. С налоговыми претензиями на сумму 39, 7 млн. рублей ОАО "Самараэнерго" согласилось, по налоговым претензиям на остальную сумму предъявило заявление в Арбитражный суд г. Москвы о признании решения МИ ФНС РФ недействительным . В результате Арбитражный суд г. Москвы 13.02.2007 года признал недействительным решение Межрегиональной инспекции ФНС России по крупнейшим налогоплательщикам №4. Федеральный арбитражный суд Московского округа, куда с кассационной жалобой обратилась МИ ФНС РФ №4, 22 мая 2007 года оставил в силе решение Арбитражного суда г. Москвы.
Претензии со стороны налоговых органов не отразились на деятельности ОАО "Самараэнерго". В достаточно непростых условиях переходного периода Общество сумело не только сохранить достижения прошлых лет, но и заложило основы для своего дальнейшего развития. В 2006 г. на инвестиционную деятельность ОАО "Самараэнерго" было направлено 40 462 тыс.руб. (в т.ч. на реконструкцию и техническое перевооружение - 39 846 тыс.руб.).
Весомый вклад в устойчивую работу Общества в 2006 году внес Совет директоров ОАО "Самараэнерго". Являясь проводником интересов акционеров, Совет поставил ряд задач, которые руководство Общества успешно решило в отчетном году, а также предопределил направление стратегического развития компании в долгосрочной перспективе.
В составе Совета директоров ОАО "Самараэнерго" из 10 членов Совета директоров - 5 независимых директоров. Наличие независимых директоров позволяет сформировать объективное мнение Совета директоров по обсуждаемым вопросам, что, в конечном счете, способствует укреплению доверия акционеров и инвесторов к Обществу.
В истекшем году Советом директоров ОАО "Самараэнерго" была проделана большая работа, связанная с завершением этапа выделения из Общества трех компаний и формированием системы управления Обществом. В 2006 году состоялось 24 заседания, на которых был затронут широкий спектр вопросов.
В числе первоочередных вопросов, решаемых Советом директоров в отчетном периоде, безусловно, можно выделить решения, направленные на обеспечение стратегического управления компанией, прозрачности и соблюдения прав акционеров. В 2006 году Советом директоров были утверждены Положение об информационной политике и целый блок документов, регламентирующих закупочную деятельность Общества. В числе решений Совета, направленных на социальную поддержку сотрудников компании, можно выделить утверждение Программы пенсионного обеспечения.
По рекомендации Совета директоров годовым общим собранием акционеров 16.06.2006 года принято решение о выплате дивидендов за 2005 год по привилегированным акциям. Размер денежных средств, направленных на выплату дивидендов, составил 11 027 000 рублей.
Оценивая результаты деятельности ОАО "Самараэнерго", можно с уверенностью сказать, что Совету директоров и менеджменту компании удалось решить основные задачи: провести реорганизацию Общества, укрепить лидирующие позиции на розничном и оптовом рынках электрической энергии и создать предпосылки для дальнейшего развития эффективного энергосбытового бизнеса.
Таким образом, в новых условиях своей основной задачей ОАО "Самараэнерго" видит обеспечение надежности поставок электроэнергии на территории Самарской области. Общество намерено поддерживать репутацию надежной и стабильно работающей компании, для чего планирует в 2007 году решить ряд ключевых задач, таких как:
1. разработка плана мероприятий по сохранению ОАО "Самараэнерго" статуса гарантирующего поставщика;
2. разработка стратегии по предотвращению ухода потребителей на обслуживание в независимые сбытовые компании и привлечению новых потребителей как основы для роста прибыли;
3. получение ОАО "Самараэнерго" лицензии на осуществление деятельности по продаже электрической энергии гражданам;
4. формирование позитивного имиджа компании и PR-поддержка стратегических направлений деятельности.
Кроме этого, сознавая ответственность ОАО "Самараэнерго" перед акционерами и инвесторами и признавая важность и необходимость постоянного совершенствования уровня корпоративного управления, Общество в 2007 году планирует следующие мероприятия по улучшению качества корпоративного управления:
1. повышение прозрачности деятельности Общества;
2. переход на единые стандарты корпоративного управления, рекомендованные Кодексом корпоративного поведения ФКЦБ России, путем создания комитетов при Совете директоров, а так же утверждения внутренних документов, определяющих правила и подходы акционерного общества к раскрытию информации и выплате дивидендов;
3. совершенствование системы эффективного корпоративного управления.
В дальнейшем работа ОАО "Самараэнерго" будет нацелена на долгосрочное взаимовыгодное сотрудничество с потребителями и направлена на обеспечение развития компании в интересах акционеров, повышение ее надежности и инвестиционной привлекательности.

Председатель Совета директоров
ОАО "Самараэнерго" Б.Ф. Ремезенцев

Генеральный директор
ОАО "Средневолжская
межрегиональная энергетическая компания" В.В. Никонов

радуга

Мир весь радуется радуге,
Которая игрою семицветной
Изменчивость возводит в постоянство,
То выступая слабо, то заметно,
И обдает прохладою пространство.
В ней наше зеркало.
Смотри, как схожи
Душевный мир и радуги убранство!
Та радуга и жизнь – одно и то же.

(Гете, Фауст)



По старинному английскому поверью, у подножия каждой радуги можно найти горшок с золотом. Еще и теперь встречаются люди, воображающие, что они действительно могут добраться к подножью радуги, и что там виден особый мерцающий свет. Совершенно очевидно, что радуга не находится в каком-либо определенном месте, подобно реальной вещи; она – не что иное, как свет, приходящий по определенному направлению. «Семь цветов радуги» существуют лишь в воображении. Это – риторический оборот, живущий так долго потому, что мы редко видим вещи *такими*, каковы они в действительности. На самом деле цвета радуги постепенно переходят один в другой, и лишь глаз непроизвольно объединяет их в группы.



САМАРАЭНЕРГО

Общие сведения, положение Общества в отрасли. Корпоративное управление.



2. Общие сведения, положение Общества в отрасли

2.1.Географическое положение.
ОАО "Самараэнерго"- крупнейшая энергосбытовая компания Среднего Поволжья, которая обеспечивает энергоснабжение около 67% конечных потребителей электроэнергии Самарской области (96% общего электропотребления по региону). Остальные потребители Самарской области находятся на прямых договорах с оптовыми потребителями перепродавцами .
Крупнейшие потребители ОАО "Самараэнерго" - это предприятия химической, нефтехимической, нефтеперабатывающей, металлургической и машиностроительной промышленности, железнодорожного и трубопроводного транспорта, нефтедобычи и строительных материалов.
В 2006 году в состав ОАО "Самараэнерго" входил филиал Энергосбыт и 20 его районных отделений.

2.2. Краткая история Общества.
Первым источником электроэнергии в Самарской области стала Самарская ГРЭС, построенная в 1900 году при участии компании "Siemens & Halske". Именно это событие положило начало развитию энергетики региона. 29 декабря 1932 года был организован Самарский энергокомбинат, в составе которого задачу распределения энергоресурсов выполняло функциональное подразделение - "Энергосбыт".
В 40-е годы развитие Самарской энергетики было связано с эвакуацией в область оборонно-промышленных предприятий из зоны военных действий Великой Отечественной войны и увеличением объемов нефтедобычи в регионе. В 50-е и 60-е годы интенсивный рост городов и форсированное развитие электротранспорта обусловили необходимость в строительстве новых источников электрической и тепловой энергии.
За период с 1941 по 1972 годы в области было построено 7 теплоэлектростанций: Безымянская ТЭЦ (1941 г.) и Самарская ТЭЦ (1972 г.) в г.Самара, Сызранская ТЭЦ (1947 г.), Новокуйбышевские ТЭЦ-1 (1951 г.) и ТЭЦ-2 (1962 г.), Тольятинская ТЭЦ (1960 г.) и ТЭЦ Волжского автозавода (1969 г.), создано 4 предприятия электрических сетей: Самарские электрические сети (1941 г.), Жигулевские электрические сети (1958 г.), Волжские электрические сети (1964 г.),
Чапаевские электрические сети (1964 г.).
Открытое акционерное общество энергетики и электрификации "Самараэнерго" создано в 1993 году в соответствии с планом приватизации ПОЭЭ "Самараэнерго" без ограничения срока деятельности, являясь правопреемником Производственного объединения энергетики и электрификации "Самараэнерго". Целью создания акционерного общества, как и других приватизированных предприятий, было повышение эффективности экономической системы государства и переход от плановой экономики к рыночным отношениям.
ОАО "Самараэнерго" стало одной из первых энергосистем в стране, кардинально усовершенствовавших структуру управления. 16 февраля 2001 года функции генерального директора общества были переданы открытому акционерному обществу "Средневолжская межрегиональная управляющая энергетическая компания". Положительный опыт, существенно повлиявший на рост производственно-экономических показателей ОАО "Самараэнерго", в течение последних лет активно распространялся в других энергосистемах.
На основании решения Совета директоров ОАО РАО "ЕЭС России" от 03.09.2004 года были осуществлены мероприятия по реформированию открытого акционерного общества энергетики и электрификации "Самараэнерго", которые завершились в 2006 году. В результате образовалась сбытовая компания ОАО "Самараэнерго".
В настоящее время ОАО "Самараэнерго" - крупнейшая энергосбытовая компания, основным видом деятельности которой является продажа электрической энергии потребителям на региональном розничном рынке электроэнергии.

Раздел 2.3. Организационная структура общества.

- **Общее собрание акционеров**

- **Генеральный директор**

Руководство текущей деятельностью ОАО "Самараэнерго" осуществляется единоличным исполнительным органом - Генеральным директором, функции которого переданы управляющей организации - ОАО "Средневолжская межрегиональная управляющая энергетическая компания".
Генеральный директор Общества подотчетен Общему собранию акционеров и Совету директоров Общества.
Исполнительный аппарат Общества представляет собой двухуровневую модель: верхний уровень управления представлен Управляющим и заместителями генерального директора по функциональным направлениям, каждый из которых имеет в своем непосредственном подчинении службы, отделы и отделения ОАО "Самараэнерго".

2.4. Основные показатели (для энергосистем и станций - технические), включая численность работников и т.п. в динамике за три года.
Динамика численности персонала рассчитана исходя из численности персонала, задействованного в 2004, 2005 гг. в филиале Энергосбыт ОАО "Самараэнерго" для реализации тепловой и электрической энергии.

Численность работников по категориям с 2004-2006 гг.

	2004 г.	2005 г.	2006 г.
Руководители	130	139	116
Специалисты и технические исполнители	467	499	424
Рабочие	463	488	410
Всего	1 060	1 126	950


500
400
300
200
100
0
467
453
499
488
424
410
130
139
116
2004год
2005год
2006год
Руководители
Специалисты и технические исполнители
рабочие

2.5.Конкурентное окружение Общества и факторы риска.
ОАО "Самараэнерго" одна из немногих энергосбытовых компаний в Самарском регионе, получившая статус гарантирующего поставщика, что положительно отражается на конкурентоспособности Общества. Однако, в связи с начавшейся либерализацией рынка электроэнергии, ОАО "Самараэнерго" осуществляя свою деятельность в конкурентных условиях, подвергается экономическим рискам.
На территории Самарской области, где осуществляется основная деятельность, ОАО "Самараэнерго" существуют два условных вида конкурентов:
1.Энергосбытовые и энергоснабжающие организации такие как: "Самарские городские электрические сети", ЗАО "Средневолжское энергосбытовое предприятие", ООО "ТольяттиЭнергоСбыт", которые являясь оптовыми потребителями перепродавцами, весь объем потребляемой электроэнергии приобретают у ОАО "Самараэнерго" по льготному тарифу.
2.Энергосбытовые и энергоснабжающие организации такие как: ЗАО "ЭСКОМ", ЗАО "Дизаж М" и ООО "Транснефтьсервис С", которые, являясь участниками оптового рынка, приобретают часть электроэнергии у ОАО "Самараэнерго" и часть электроэнергии самостоятельно покупают на оптовом рыке.
К факторам риска можно отнести следующее:
- работа на конкурентном секторе НОРЭМ, а именно незапланированный рост цены электроэнергии в нерегулируемом секторе ("Балансирующий Рынок" и "Рынок На сутки Вперед"), в связи с отклонениями фактического энергопотребления от утвержденного баланса;
- в связи с реализацией положений ФЗ-36 о недопустимости совмещения деятельности по передаче и сбыту электроэнергии возможно изменение схем привязки абонентов к вновь образованным сетевым организациям и, как следствие, изменение структуры полезного отпуска по уровням напряжения, а также затрат на услуги по передаче электроэнергии;
- уход потребителей компании на прямые договоры с другими энергосбытовым организациям или самостоятельный выход на ОРЭ и, как следствие, снижение полезного отпуска электроэнергии и соответственно выручки компании.

3. Корпоративное управление.

3.1.Принципы . **Документы.**
Задачей ОАО "Самараэнерго" является обеспечение надежности поставок электроэнергии на территории Самарской области для социального и экономического развития региона. Будучи коммерческой организацией, Общество стремится к увеличению прибыли, укрепляя при этом доверие акционеров и возможных инвесторов. В своей деятельности Общество основывается на исполнении требований Российского законодательства и прочих норм, в частности, документов ФКЦБ (ФСФР) России, обеспечивая, таким образом , защиту прав акционеров и инвесторов. Обществом соблюдается принцип прозрачности и информационной открытости посредством регулярного освещения в СМИ и в специальных изданиях основных событий и проблем энергосистемы, размещения в ленте новостей информационных агентств сообщений о наиболее важных фактах, а также публикации на собственном Web-сайте основных документов и информационных материалов.
В Обществе осуществляется контроль и оценка качества управления бизнесом, в частности , путем ежеквартального рассмотрения Советом директоров отчетов управляющей компании об эффективности управления, осуществления ежеквартальных рейтинговых оценок финансового состояния Общества по внутриведомственным стандартам.
Внутреннего документа, устанавливающего правила корпоративного поведения эмитента , ОАО "Самараэнерго" не имеет. Однако Общество соблюдает основные принципы корпоративного поведения, зафиксированные в Кодексе корпоративного поведения, рекомендованном ФКЦБ России.
Всем акционерам Общества независимо от их доли обеспечены условия управлять Обществом через участие в общих собраниях. Акционерам Общества регулярно выплачиваются дивиденды, а также обеспечен доступ к полной и достоверной информации об Обществе. Обществом соблюдается принцип своевременного раскрытия информации доступным акционерам способом.
Совет директоров избирается акционерами на альтернативной основе при помощи кумулятивного голосования и осуществляет стратегическое управление деятельностью Общества. При этом постоянно расширяется область компетенции Совета директоров в вопросах управления Обществом.
Единоличный исполнительный орган, функции которого решением общего собрания акционеров переданы управляющей организации (ОАО "СМУЭК"), обеспечивает эффективное руководство текущей деятельностью Общества в соответствии с финансово-хозяйственным планом общества. Управляющая организация подотчетна Совету директоров и акционерам Общества.
Эффективное управление Обществом сочетается с учетом государственных и муниципальных интересов.
Аудитор Общества избран общим собранием акционеров из числа кандидатур, предложенных акционерами Общества. Деятельность службы внутреннего аудита и внешнего аудитора обеспечивает контроль за финансово-хозяйственной деятельностью Общества.
Бухгалтерская отчетность Общества составляется как по Российским стандартам, так и по Международным стандартам финансовой отчетности (МСФО), что повышает уровень ее прозрачности для акционеров и кредиторов.
Наряду с Уставом в Обществе действуют следующие внутренние документы, принятые общими собраниями акционеров и Советом директоров:
- Положение о порядке подготовки и проведения общего собрания акционеров ОАО "Самараэнерго";
- Положение о ревизионной комиссии ОАО "Самараэнерго";
- Положение о порядке созыва и проведения заседаний Совета директоров;
- Положение о выплате членам Совета директоров ОАО "Самараэнерго" вознаграждений и компенсаций;
- Положение о выплате членам Ревизионной комиссии ОАО "Самараэнерго" вознаграждений и компенсаций;
- Положение об информационной политике ОАО "Самараэнерго".

Деятельность ОАО "Самараэнерго" связана с высокой ответственностью как перед акционерами и инвесторами, так и перед потребителями компании, населением и обществом в целом. Сознавая эту ответственность и признавая важность и необходимость постоянного совершенствования уровня корпоративного управления, Общество в 2007 году планирует следующие мероприятия по улучшению качества корпоративного управления:
- повышение прозрачности деятельности Общества;
- переход на единые стандарты корпоративного управления, рекомендованные Кодексом корпоративного поведения ФКЦБ России, путем создания комитетов Совета директоров, а так же утверждения внутренних документов, определяющих правила и подходы акционерного общества к раскрытию информации и выплате дивидендов ;
- совершенствование системы эффективного корпоративного управления.

3.2. Информация о членах органов управления и контроля Общества

3.2.1.Совет Директоров
В соответствии с Уставом Общества в состав Совета директоров входит 10 членов Совета директоров. В составе Совета директоров Общества 5 независимых директоров. Наличие независимых директоров позволяет сформировать объективное мнение Совета директоров по обсуждаемым вопросам , что, в конечном счете, способствует укреплению доверия инвесторов к Обществу.
Действующий состав Совета директоров избран 16.06.2006 г. годовым общим собранием акционеров по итогам 2005 года.

Ремезенцев Борис Федорович - Председатель Совета директоров, впервые избран на эту должность общим собранием акционеров 03.12.1999 г., членом Совета директоров Общества является с 1993 года. Год рождения - 1937, возраст - 69 лет, гражданство - Россия, образование - высшее техническое, до избрания на должность Председателя Совета директоров являлся Генеральным директором "Самараэнерго". Входит в состав исполнительных органов и Советов директоров следующих компаний: член Совета директоров САК "Энергополис". Доля в уставном капитале Общества 0,01%.

Азаров Дмитрий Игоревич - член Совета директоров Общества с 2002 года. Год рождения - 1970, возраст - 36 лет, гражданство - Россия, образование высшее техническое и финансовое. В 2006 году занимал должности генерального директора ООО "Средневолжская газовая компания", генерального директора Самарского областного союза газораспределительных организаций. С октября 2006 года - Заместитель Главы городского округа Самара. Входил в состав исполнительных органов и советов директоров следующих компаний: ООО "А-ТЕКС" - Председатель Совета директоров. Доли в уставном капитале Общества не имеет.

Бойко Наталья Григорьевна - член Совета директоров с 2005 года. Год рождения - 1965, возраст - 41 год, гражданство - Россия, образование высшее техническое и экономическое, главный эксперт Департамента рынка Центра управления реформой ОАО РАО "ЕЭС России". Входит в состав исполнительных органов и советов директоров следующих компаний: член Совета директоров ОАО "Орелэнерго", ОАО "Приокская территориальная генерирующая компания", ОАО "Чебоксарская ГЭС". Доли в уставном капитале Общества не имеет.

Калинин Алексей Владимирович - член Совета директоров общества с 2003 года. Год рождения - 1959, возраст - 47 лет, гражданство - Россия, образование высшее техническое, кандидат технических наук, соуправляющий партнер Компании "Бэринг Восток Капитал Партнерс", заведующий кафедрой Московского энергетического института. Доли в уставном капитале Общества не имеет.

Ким Радион Суерович - член Совета директоров Общества с 2002 года. Год рождения - 1954, возраст - 52 года, гражданство - Россия, образование высшее, кандидат философских наук, начальник Департамента по работе с органами власти и общественными организациями ОАО "РАО "ЕЭС России". Входит в состав исполнительных органов и советов директоров следующих: ОАО "Калужская магистральная сетевая компания", ЗАО "Юрэнерго-ЕЭС", - член Совета директоров; член наблюдательного совета НП Общероссийское отраслевое объединение работодателей электроэнергетики. Доли в уставном капитале Общества не имеет.

Никонов Василий Владиславович - член Совета директоров с 2004 года. Год рождения - 1972, возраст - 34 года, гражданство - Россия, образование высшее техническое и экономическое, Генеральный директор, Председатель Правления и член Совета директоров ОАО "Волжская ТГК", кроме того, в течение 2006 года занимал следующие должности: с октября 2006 года генеральный директор ОАО "СМУЭК", с февраля 2006 года генеральный директор ОАО "Самарская Территориальная Генерирующая компания", ОАО "Ульяновская Территориальная Генерирующая компания", ОАО "Саратовская Территориальная Генерирующая компания", с июня 2006 года Председатель Совета директоров ОАО "Оренбургская теплогенерирующая компания", ОАО "Саратовэнерго". Доли в уставном капитале Общества не имеет.

Сотников Валерий Владимирович - член Совета директоров с 2004 года. Год рождения - 1972, возраст - 34 года, гражданство - Россия, образование высшее экономическое, ЗАО ИК "ТРИНФИКО" (TRINFICO Investments) - Генеральный директор и член Наблюдательного Совета. Входит в состав исполнительных органов и советов директоров следующих компаний: ЗАО "Управляющая компания ТРИНФИКО" (TRINFICO Asset Management) - член Совета директоров; ЗАО "ТРИНФИКО Холдингс" - председатель Совета директоров и заместитель генерального директора; ЗАО "ТРИНФИКО Капитал" - председатель Совета директоров, ЗАО "Военно-мемориальная компания" - член Совета директоров. Доли в уставном капитале Общества не имеет.

Теплухин Павел Михайлович - член Совета директоров общества с 2002 года. Год рождения - 1964, возраст - 42 года, гражданство - Россия, образование высшее, кандидат экономических наук, Президент Управляющей компании "Тройка Диалог". Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО "Арбат Престиж", ОАО "Открытые инвестиции" - член Совета директоров, ЗАО "Варварино" - генеральный директор. Является членом Экспертного совета при Комитете по кредитным организациям и финансовым рынкам, членом Совета Ассоциации по защите прав инвесторов, членом Совета директоров Национальной лиги управляющих. Доли в уставном капитале Общества не имеет.

Улановская Елена Николаевна - член Совета директоров общества с 2005 года. Год рождения - 1976, возраст - 30 лет, гражданство - Россия, образование высшее юридическое, начальник отдела информации, аналитики и организации работы представителей РАО "ЕЭС России" в органах управления ДЗО Департамента корпоративного управления Бизнес-единицы №2 ОАО РАО "ЕЭС России". Входит в состав исполнительных органов и советов директоров следующих компаний: председатель Совета директоров ОАО "Омская электрогенерирующая компания", член Совета директоров ОАО "ТГК-11", ОАО "ОГК-1", ОАО "Нижегородская сбытовая компания".

Доли в уставном капитале Общества не имеет.

Штыков Дмитрий Викторович - член Совета директоров общества с 2003 г. Год рождения: 1976, возраст - 30 лет, гражданство - Россия, образование высшее юридическое, генеральный директор Фонда "Институт профессиональных директоров", г. Москва. Входит в состав исполнительных органов и советов директоров следующих компаний: ОАО "Жигулевская ГЭС", ОАО "Волжская ГЭС", ОАО "Курскэнерго", ОАО "Ленэнерго", ОАО "Серовская ГРЭС", ОАО "ПРП Приморэнергоремонт", ОАО "Орелэнерго", ОАО "Вологдаэнерго", ОАО "Тулэнерго", ОАО "Мосэнергосбыт", ОАО "Московская областная электросетевая компания", ОАО "ГРЭС-24", ОАО "Ставропольская электрическая генерирующая компания", ОАО "Волгоградэнерго", ОАО "Территориальная генерирующая компания №2", ОАО "Третья генерирующая компания оптового рынка электроэнергии", ОАО "Петербургская генерирующая компания", ОАО "Владимирская генерирующая компания", ОАО "Екатеринбургская электросетевая компания", ОАО "Кировэнерго", ОАО "Красноярская генерация", ОАО "Ставропольское акционерное общество энергетики и электрификации", ОАО "Удмуртская энергосбытовая компания", ОАО "Центр энергетики", ОАО "Страховой брокер "Энергозащита", ОАО "Территориальная генерирующая компания №10", ОАО "Территориальная генерирующая компания -8", ОАО "Четвертая генерирующая компания оптового рынка", ОАО "Дальэнерго", ОАО "Кузбассэнерго", ОАО ""Шестая генерирующая компания оптового рынка электроэнергии", ОАО "Территориальная генерирующая компания № 9", ОАО "Псковская ГРЭС", ОАО "Челябинская генерирующая компания", ОАО "Самарская Территориальная Генерирующая компания" - член Совета директоров. ОАО "Бурятгенерация" - Председатель Совета директоров. До годового общего собрания по итогам 2005 года в состав Совета директоров из числа действующих в настоящее время членов Совета директоров не входил Штыков Д.В., но входил Дубнов Олег Маркович.
В соответствии с действующим в обществе "Положением о выплате членам Совета директоров вознаграждений и компенсаций ОАО "Самараэнерго" вознаграждение устанавливается исходя из месячной тарифной ставки рабочего первого разряда на основании отраслевого тарифного соглашения в электроэнергетическом комплексе РФ. Размер вознаграждения разграничен в зависимости от участия члена Совета директоров в заседании, проводимом в заочной форме и в форме совместного присутствия. Кроме того, предусматривается дополнительное вознаграждение за показатель чистой прибыли , а так же в случае увеличения размера рыночной капитализации Общества.
Всего в течение 2006 года членам Совета директоров было выплачено 9 530 443 рублей.
Сделки между членами Совета директоров и Обществом в 2006 году не совершались , иски к членам Совета директоров не предъявлялись.

3.2.2.Ревизионная комиссия

В соответствии с Уставом Общества в Ревизионную комиссию входит 5 человек. Действующий в настоящее время состав Ревизионной комиссии избран 16.06.2006 г. годовым общим собранием акционеров по итогам 2005 года.
Горох Денис Сергеевич - Начальник отдела финансово-экономического анализа ОАО "Волжская ТГК". Год рождения - 1978, возраст - 28 лет, образование - высшее техническое и экономическое. Доли в уставном капитале общества не имеет.
Морозов Михаил Афанасьевич - Заместитель начальника Департамента - начальник отдела Департамента внутреннего аудита Корпоративного центра ОАО РАО "ЕЭС России". Год рождения - 1945, возраст - 61 год, образование - высшее экономическое. Доли в уставном капитале общества не имеет.
Кириллов Юрий Александрович - начальник отдела Департамента оперативного управления Бизнес-единицы №2 ОАО РАО "ЕЭС России", год рождения - 1978, возраст - 28 лет, образование -высшее экономическое. Доли в уставном капитале общества не имеет.
Иванова Ксения Валерьевна - Главный эксперт Отдела корпоративного управления Корпоративного центра ОАО РАО "ЕЭС России". Доли в уставном капитале общества не имеет.
Смирнова Елена Евгеньевна - Начальник отдела Департамента экономического планирования и финансового контроля Бизнес-единицы № 2 ОАО РАО "ЕЭС России". Образование - высшее экономическое. Доли в уставном капитале общества не имеет.

До годового общего собрания по итогам 2005 года в состав Ревизионной комиссии из числа действующих в настоящее время членов Ревизионной комиссии не входили Горох Д.С., Морозов М.А., Кириллов Ю.А., но входили Ганин А.Е., Евсеенкова Е.В., Матюнина Л.Р.

В соответствии с действующим в Обществе "Положением о выплате членам Ревизионной комиссии ОАО "Самараэнерго" вознаграждений и компенсаций" размер вознаграждения устанавливается исходя из месячной тарифной ставки рабочего первого разряда на основании отраслевого тарифного соглашения в электроэнергетическом комплексе РФ. Всего в течение 2006 года членам ревизионной комиссии было выплачено 189 497 рублей.
Сделки между членами Ревизионной комиссии и Обществом в 2006 году не совершались , иски к членам Ревизионной комиссии не предъявлялись.

3.2.3.Генеральный директор

Решением общего собрания акционеров ОАО "Самараэнерго" от 16.02.2001 г. функции единоличного исполнительного органа общества переданы управляющей организации - ОАО "Средневолжская межрегиональная управляющая энергетическая компания" (ОАО "СМУЭК"). ОАО "СМУЭК" создано при 100%-ном участии ОАО РАО "ЕЭС России". Генеральным директором ОАО "СМУЭК" является Никонов Василий Владиславович. В Совет директоров ОАО "СМУЭК" входят:
Аветисян Владимир Евгеньевич - Член Правления ОАО РАО "ЕЭС России", Управляющий директор ОАО РАО "ЕЭС России" (Бизнес-единица №2)
Дикоп Владимир Вильгельмович - технический директор и член Правления ОАО "Волжская ТГК".

Копьева Марина Константиновна - Заместитель начальника Департамента экономического планирования и финансового контроля Бизнес-единицы №2 ОАО РАО "ЕЭС России"

Медведева Елена Алексеевна - Начальник Департамента нормативного обеспечения Центра управления реформой ОАО РАО "ЕЭС России"
Селиверстова Татьяна Александровна - Главный эксперт Департамента корпоративного управления Бизнес-единицы №2 ОАО РАО "ЕЭС России"

Сидоров Сергей Борисович - Начальник Департамента внутреннего аудита Корпоративного центра ОАО РАО "ЕЭС России"

Федорчук Дмитрий Викторович - Начальник *Департамента* корпоративного управления Бизнес-единицы №2 ОАО РАО "ЕЭС России".

В соответствии с действующим в обществе Договором №1/01012004-СМР от 01.01.2004 г. о порядке осуществления полномочий исполнительного органа Открытого акционерного общества энергетики и электрификации "Самараэнерго" в течение 2006 года приняты решения о выплате 24 465 149 рублей в виде вознаграждения за эффективность управления и компенсации затрат по выполнению функций единоличного исполнительного органа.

3.2.4. Правление

ОАО "Самараэнерго" не имеет коллегиального исполнительного органа согласно Уставу.

3.3. Дочерние и зависимые общества.

Наименование дочернего общества	Основные виды деятельности	Суммы общества тыс. руб.	Доля в УК %, по состоянию на 31.12.2006
ОАО "Предприятия социально - бытового назначения"	Эксплуатация объектов соцкультбыта	150	100
ЗАО "АКПО"	Антикоррозийное покрытие труб	266,1	97,8
ОАО "ФТД Самараэнерго"	Коммерческая деятельность	51	51

В соответствии с решением внеочередного общего собрания акционеров ОАО "Самараэнерго" (23.05.06 г.) в августе 2005 года были созданы дочерние общества ОАО "Самараэнерго" - ОАО "Волжская ТГК" и ОАО "Волжская МРК". 15 мая 2006 года акции ОАО "Волжская МРК" и 07 июля 2006 года акции ОАО "Волжская ТГК", которые составляли более 10% всех финансовых вложений ОАО "Самараэнерго", были переданы на основании разделительного баланса ОАО "Самараэнерго" в процессе реорганизации открытому акционерному обществу "Самарская Распределительная Компания" и открытому акционерному обществу "Самарская Территориальная Генерирующая Компания" соответственно.

Общество владеет обыкновенными акциями ОАО "Предприятия социально-бытового назначения", ЗАО "АКПО", ОАО "ФТД Самараэнерго" в долях, не изменявшихся с 2002 года.

Наименование зависимого общества	Основные виды деятельности	Суммы вложений, тыс. руб.	Доля в УК,%, по состоянию на 31.12.2006 г.
ООО ЧОП "Энергозащита"	Охранная деятельность	50	50
ОАО "Турбоэнергосервис"	Разработка и сбыт тепловых электростанций на основе газотурбинных двигателей	40	40
ООО "Самарский сыр"	строительство строительство	976,3	31,31

Общество владеет обыкновенными акциями ОАО "Турбоэнергосервис" и долями в уставных капиталах ООО "ЧОП Энергоз*ащита*" *и* ООО "Самарский сыр". Доля в уставных капиталах зависимых обществ не изменялась с 2002 года.
В 2006 году был продан на аукционе без объявления цены пакет 9 600 000 обыкновенных акций номинальной стоимостью 1 рубль ОАО СК "Энергополис", доля в уставном капитале которого составляла 13,7% (договор купли-продажи ценных бумаг №15 от 08.02.2006 г.).

3.4.Информация о существенных фактах (в соответствии с классификацией ФКЦБ)

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ДАТАХ ЗАКРЫТИЯ РЕЕСТРА ЭМИТЕНТА"

1. Общие сведения

1.1. Полное фирменное наименование эмитента с указанием организационно-правовой формы.	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	Россия, 443100, г. Самара, ул. Маяковского, 15
1.4 ОГРН эмитента	1026300956131
1.5. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика	6315222985
1.6. Уникальный код эмитента, присваиваемый регистрирующим органом	00127-A
1.7. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах	www.samaraenergo.ru
1.8. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах	газета "Самарские известия"
1.9. Код существенного факта	0800127A10012006

2. Содержание сообщения

2.1 Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг: обыкновенные именные бездокументарные акции

2.2. Цель, для которой составляется список владельцев именных ценных бумаг: проведение внеочередного общего собрания акционеров.

2.3. Дата, на которую составляется список владельцев именных ценных бумаг: 29 декабря 2005 года.

2.4. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка расчетным путем без принятия отдельного решения о дате составления списка: 10 января 2006 года (протокол заседания Совета директоров №15/176 от 29.12.05 г.).

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О РЕШЕНИЯХ ОБЩИХ СОБРАНИЙ"

1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации"Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	Россия, 443100, г. Самара, ул. Маяковского, 15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6.Уникальный код эмитента, присвоенный регистрирующим органом	00127-A
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	"Самарские известия"
1.9. Код (коды) существенного факта (фактов) 0	1000127A10012006

2. Содержание сообщения

2.1. Вид общего собрания (годовое, внеочередное) - внеочередное
2.2. Форма проведения общего собрания - заочное голосование
2.3. Дата и место проведения общего собрания - дата окончания приема заполненных бюллетеней - 30 декабря 2006 г.
2.3. Кворум общего собрания - по вопросу №1 - 87,8365%
2.4. Вопросы, поставленные на голосование, и итоги голосования по ним:
ВОПРОС №1: О выплате (объявлении) дивидендов по акциям Общества по результатам 9 месяцев 2005 г.

Результаты голосования:	Количество голосов	% от всех имевших право голоса
"ЗА"	3 132 592 019	99,9946
"ПРОТИВ"	35	0,0000
"ВОЗДЕРЖАЛСЯ"	9 100	0,0003

2.5. Формулировки решений, принятых общим собранием:
РЕШЕНИЕ ПО ВОПРОСУ №1:
1. Выплатить дивиденды по обыкновенным акциям Общества по результатам 9 месяцев 2005 года в размере 0,053807 руб. на одну обыкновенную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.
2. Выплатить дивиденды по привилегированным акциям Общества по результатам 9 месяцев 2005 года в размере 0,053807 руб. на одну привилегированную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О НАЧИСЛЕННЫХ И (ИЛИ) ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА"

1. Общие сведения

1.1. Полное фирменное наименование эмитента с указанием организационно-правовой формы.	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	Россия, 443100, г. Самара, ул. Маяковского, 15
1.4 ОГРН эмитента	1026300956131
1.5. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика	6315222985
1.6. Уникальный код эмитента, присваиваемый регистрирующим органом	00127-A
1.7. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах	www.samaraenergo.ru
1.8. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах	газета "Самарские известия"
1.9. Код существенного факта	0600127A10012006

2.Содержание сообщения

2.1 Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг
обыкновенные именные бездокументарные акции

2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг, дата государственной регистрации - 1-01-00127-А и 2-01-00127-А от 04.07.03г. соответственно обыкновенные и привилегированные.

2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг- ФКЦБ РФ.

2.4 Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента - внеочередное общее собрание акционеров.

2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента - 30 декабря 2005г.

2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента - 10 января 2006 года.

2.7 Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа), и размер дивиденда, начисленного на одну акцию определенной категории (типа);общий размер процентов и (или) иного дохода, подлежащего (подлежавшего) выплате по облигациям эмитента определенного выпуска(серии), и размер процентов и (или) иного дохода, подлежащего (подлежавшего) выплате по одной облигации эмитента определенного выпуска (серии)- по обыкновенным акциям будет выплачено 191 907 тыс. руб., по привилегированным- 28 095 тыс.руб., на одну обыкновенную акцию 0,53807 руб., на одну привилегированную -0,053807руб.

2.8 Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество)- денежные средства.

2.9 Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (дивиденды по акциям, доходы(проценты, номинальная стоимость) по облигациям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока - 28 февраля 2006 года.

2.10. Общий размер дивидендов, выплаченных по акциям эмитента определенной категории(типа); общий размер процентов и (или) иного дохода, выплаченного по облигациям эмитента определенного выпуска (серии) - всего на выплату дивидендов направляется 220 002 тыс. руб.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О ПОЯВЛЕНИИ В РЕЕСТРЕ ЭМИТЕНТА ЛИЦА, ВЛАДЕЮЩЕГО БОЛЕЕ ЧЕМ 25 ПРОЦЕНТАМИ ЕГО ЭМИССИОННЫХ ЦЕННЫХ БУМАГ"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	Россия, 443100, г.Самара, ул.Маяковского,
1.4. ОГРН эмитента	151026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	http://www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	"Самарские известия"
1.9. Код (коды) существенного факта (фактов)	0700127А20012006

2. Общие сведения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг - обыкновенные именные бездокументарные акции
2.2. Фамилия, имя, отчество физического лица или полное и сокращенное фирменные наименования (для некоммерческих организаций - наименование), место нахождения и адрес для получения почтовых отправлений юридического лица, зарегистрированного в системе ведения реестра владельцев ценных бумаг эмитента, а если таким лицом является номинальный держатель ценных бумаг - также указание на это обстоятельство - Закрытое акционерное общество "Депозитарно -Клиринговая Компания" (номинальный держатель), 115162, Российская Федерация, г. Москва, ул. Шаболовка, д.31, строение Б.
2.3. Доля ценных бумаг эмитента, зарегистрированных на имя лица, зарегистрированного в системе ведения реестра владельцев ценных бумаг эмитента - 29,18%
2.4. Дата внесения приходной записи по лицевому счету лица, зарегистрированного в системе ведения реестра владельцев ценных бумаг эмитента - 20.01.06 г.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О РЕШЕНИЯХ ОБЩИХ СОБРАНИЙ"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	Россия, 443100, г.Самара, ул.Маяковского,
1.4. ОГРН эмитента	151026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	http://www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	"Самарские известия"
1.9. Код (коды) существенного факта (фактов)	1000127А20012006

2. Содержание сообщения
2.1. Вид общего собрания (годовое, внеочередное) - собрание ОАО "Самарская Территориальная Генерирующая Компания", создаваемого в результате реорганизации ОАО "Самараэнерго" в форме выделения
2.2. Форма проведения общего собрания - собрание
2.3. Дата и место проведения общего собрания - 16 февраля 2006 г., г. Самара, ул. Маяковского, 15
2.3. Кворум общего собрания - 88,6868%
2.4. Вопросы, поставленные на голосование, и итоги голосования по ним:

ВОПРОС №1:
Об утверждении Устава Общества.

Результаты голосования:	Количество голосов	% от всех имевших право голоса
"за"	3 134 947 019	99,8848
"против"	3 640	0,0001
"воздержался"	11 480	0,0004

ВОПРОС №2:
Об избрании членов Совета директоров Общества.
"ЗА", распределение голосов по кандидатам

1 Башев Олег Александрович	2 920 774 398	9,30[illegible]%
2 Григорьева Светлана Алексеевна	2 856 220 200	[illegible]1004%
3 Позняков Павел Николаевич	2 848 529 698	[illegible]0759%
4 Штыков Дмитрий Викторович	2 844 505 382	9,06[illegible]
5 Елисеева Нина Леонидовна	2 844 009 379	[illegible]
6 Завалко Максим Валентинович	2 836 522 210	[illegible]6%
7 Дунин Олег Валентинович	2 836 473 334	[illegible]
8 Муромцева Татьяна Анатольевна	2 836 392 724	[illegible]
9 Юхневич Юрий Брониславович	2 836 029 152	9,0361%
10 Костин Роман Сергеевич	2 836 025 036	9,0361%
11 Поярков Иван Сергеевич	2 822 876 639	8,9942%
12 Еремеев Максим Викторович	10 346 940	0,0330%
13 Ярошевич Владислав Анатольевич	2 358 045	0,0075%
14 Таскаев Андрей Викторович	2 350 343	0,0075%
"ПРОТИВ" всех кандидатов	0	0,0000%
"ВОЗДЕРЖАЛСЯ" по всем кандидатам	0	0,0000%

ВОПРОС №3:
Об избрании членов ревизионной комиссии Общества.

№ Ф.И.О. кандидата	"за"		"против"	"воздержался"
1 Карцев Дмитрий Алексеевич	3135391607	99,8989%	7 280	38 437
2 Ахрименко Дмитрий Олегович	3 135 376 319	99,8984%	0	49 917
3 Ракитина Юлия Владимировна	3 134 902 359	99,8833%	0	523 877
4 Малиновская Лариса Петровна	3 134 885 489	99,8828%	490	518 417
5 Башканков Александр Павлович	3 134 873 239	99,8824%	7 280	545 717

ВОПРОС №4:
Об избрании Генерального директора Общества.

Результаты голосования:	Количество голосов	% от принявших участие в голосовании
"ЗА"	3 136 474 280	99,9334
"ПРОТИВ"	503 640	0,0160
"ВОЗДЕРЖАЛСЯ"	67 900	0,0022

2.5. Формулировки решений, принятых общим собранием:
РЕШЕНИЕ ПО ВОПРОСУ №1:
Утвердить Устав Общества.
РЕШЕНИЕ ПО ВОПРОСУ №2:
Избрать Совет директоров Общества в следующем составе: Башев Олег Александрович, Григорьева Светлана Алексеевна, Позняков Павел Николаевич, Штыков Дмитрий Викторович, Елисеева Нина Леонидовна, Завалко Максим Валентинович, Дунин Олег Валентинович, Муромцева Татьяна Анатольевна, Юхневич Юрий Брониславович, Костин Роман Сергеевич.
РЕШЕНИЕ ПО ВОПРОСУ №3:
Избрать Ревизионную комиссию Общества в следующем составе: Карцев Дмитрий Алексеевич, Ахрименко Дмитрий Олегович, Ракитина Юлия Владимировна, Малиновская Лариса Петровна, Башканков Александр Павлович.
РЕШЕНИЕ ПО ВОПРОСУ №4:
Избрать Генеральным директором Общества Никонова Василия Владиславовича.

II.
2.1. Вид общего собрания (годовое, внеочередное) - собрание ОАО "Самарская Распределительная Компания", создаваемого в результате реорганизации ОАО "Самараэнерго" в форме выделения
2.2. Форма проведения общего собрания - собрание
2.3. Дата и место проведения общего собрания - 16 февраля 2006 г., г. Самара, ул. Маяковского, 15
2.3. Кворум общего собрания - 88,6868%
2.4. Вопросы, поставленные на голосование, и итоги голосования по ним:

ВОПРОС №1:

Об утверждении Устава Общества.

Результаты голосования:	Количество голосов	% от всех имевших право голоса
"ЗА"	3 133 818 648	99,8488
"ПРОТИВ"	3 640	0,0001
"ВОЗДЕРЖАЛСЯ"	11 480	0,0004

ВОПРОС №2: Об избрании членов Совета директоров Общества.

"ЗА", распределение голосов по кандидатам

1 Башев Олег Александрович	2 927 699 568	9,3282%
2 Есяков Сергей Яковлевич	2 852 623 316	9,0889%
3 Позняков Павел Николаевич	2 840 709 930	9,0510%
4 Львов Сергей Геннадьевич	2 836 862 560	9,0387%
5 Холуева Юлия Анатольевна	2 836 561 764	9,0378%
6 Григорьева Светлана Алексеевна	2 836 290 658	9,0369%
7 Елисеева Нина Леонидовна	2 836 167 370	9,0365%
8 Дунин Олег Валентинович	2 836 105 424	9,0363%
9 Курочкин Алексей Валерьевич	2 836 078 572	9,0362%
10 Хальмеев Тахир Каюмович	2 835 625 516	9,0348%
11 Цалаева Светлана Юрьевна	2 835 518 462	9,0344%
12 Степанова Оксана Викторовна	10 496 511	0,0334%
13 Некипелов Юрий Борисович	10 331 051	0,0329%
14 Гусев Андрей Леонидович	2 532 828	0,0081%
"ПРОТИВ" всех кандидатов	0	0,0000%
"ВОЗДЕРЖАЛСЯ" по всем кандидатам	0	0,0000%

ВОПРОС №3:

Об избрании членов ревизионной комиссии Общества.

Ф.И.О. кандидата	"за"		"против"	"воздержался"
		%	0	7280
1 Балашова Ирина Викторовна	3 133 784 927	99,8477%	532	23 8772
2 Карцев Дмитрий Алексеевич	3 133 764 319	99,8471%	13 496	21 840
3 Кабизськина Елена Александровна	3 133 756 577	99,8468%	10 150	25 480
4 Бондаренко Наталья Владимировна	3 133 270 367	99,8313%	500 000	21 840
5 Сукова Елена Игоревна	3 133 256 332	99,8309%	509 702	26 173

ВОПРОС №4:

Об избрании Генерального директора Общества.

Результаты голосования:	Количество голосов	% от принявших участие в голосовании
"ЗА"	3 134 877 883	99,8828
"ПРОТИВ"	526 236	0,0168
"ВОЗДЕРЖАЛСЯ"	37 520	0,0012

2.5. Формулировки решений, принятых общим собранием:

РЕШЕНИЕ ПО ВОПРОСУ №1:

Утвердить Устав Общества.

РЕШЕНИЕ ПО ВОПРОСУ №2:

Избрать Совет директоров Общества в следующем составе: Башев Олег Александрович, Есяков Сергей Яковлевич, Позняков Павел Николаевич, Львов Сергей Геннадьевич, Холуева Юлия Анатольевна, Григорьева Светлана Алексеевна, Елисеева Нина Леонидовна, Дунин Олег Валентинович, Курочкин Алексей Валерьевич, Хальмеев Тахир Каюмович.

РЕШЕНИЕ ПО ВОПРОСУ №3:

Избрать Ревизионную комиссию Общества в следующем составе: Балашова Ирина Викторовна, Карцев Дмитрий Алексеевич, Кабизськина Елена Александровна, Бондаренко Наталья Владимировна, Сукова Елена Игоревна.

РЕШЕНИЕ ПО ВОПРОСУ №4:

Избрать Генеральным директором Общества Мухаметшина Виля Сабировича.

III.

2.1. Вид общего собрания (годовое, внеочередное) - собрание ОАО "Самарская Магистральная Компания", создаваемого в результате реорганизации ОАО "Самараэнерго" в форме выделения

2.2. Форма проведения общего собрания - собрание

2.3. Дата и место проведения общего собрания - 16 февраля 2006 г., г. Самара, ул. Маяковского, 15

2.3. Кворум общего собрания - 88,6868%

2.4. Вопросы, поставленные на голосование, и итоги голосования по ним:

ВОПРОС №1:

Об утверждении Устава Общества.

Результаты голосования: Количество голосов	% от всех имевших право голоса	
"ЗА"	3 134 959 873	99,8852
"ПРОТИВ"	0	0,0000
"ВОЗДЕРЖАЛСЯ"	9 660	0,0003

ВОПРОС №2:

Об избрании членов Совета директоров Общества.

"ЗА", распределение голосов по кандидатам

1 Башев Олег Александрович	2 943 932 238	9,3799%
2 Григорьева Светлана Алексеевна	2 849 410 075	9,07875%
3 Позняков Павел Николаевич	2 848 432 072	9,0756%
4 Елисеева Нина Леонидовна	2 843 899 777	9,0611%
5 Гончаров Юрий Владимирович	2 836 906 937	9,0389%
6 Коваленко Татьяна Анатольевна	2 836 295 377	9,0369%
7 Акимов Леонид Юрьевич	2 836 076 017	9,0362%
8 Попович Екатерина Юрьевна	2 836 072 717	9,0362%
9 Лахов Сергей Васильевич	2 835 999 105	9,0360%
10 Тузов Дмитрий Анатольевич	2 835 502 768	9,0344%
11 Чабурин Александр Александрович	2 822 781 837	8,9939%
12 Образцов Александр Кириллович	2 950 250	0,0094%
13 Картошкин Виктор Николаевич	2 797 582	0,0089%
14 Куля Валерий Иванович	2 364 748	0,0075%
"ПРОТИВ" всех кандидатов	0	0,0000%
"ВОЗДЕРЖАЛСЯ" по всем кандидатам	0	0,0000%

ВОПРОС №3:

Об избрании членов ревизионной комиссии Общества.

Ф.И.О. кандидата	"за"	%	"против"	"воздержался"
1 Бакалова Марина Владимировна	3 135 369 055	99,8982%	532	23 877
2 Кабизськина Елена Александровна	3 135 354 467	99,8977%	4 200	38 437
3 Карцев Дмитрий Алексеевич	3 135 350 995	99,8976%	12 236	43 897
4 Ивашенко Константин Михайлович	3 135 349 567	99,8976%	0	43 897
5 Тимофеев Сергей Алексеевич	3 135 347 747	99,8975%	7 280	38 437

ВОПРОС №4:

Об избрании Генерального директора Общества.

Результаты голосования:	Количество голосов	% от принявших участие в голосовании
"ЗА"	3 136 514 348	99,9347
"ПРОТИВ"	503 640	0,0160
"ВОЗДЕРЖАЛСЯ"	42 994	0,0014

2.5. Формулировки решений, принятых общим собранием:

РЕШЕНИЕ ПО ВОПРОСУ №1:

Утвердить Устав Общества.

РЕШЕНИЕ ПО ВОПРОСУ №2:

Избрать Совет директоров Общества в следующем составе: Башев Олег Александрович, Григорьева Светлана Алексеевна, Позняков Павел Николаевич, Елисеева Нина Леонидовна, Гончаров Юрий Владимирович, Коваленко Татьяна Анатольевна, Акимов Леонид Юрьевич, Попович Екатерина Юрьевна, Лахов Сергей Васильевич, Тузов Дмитрий Анатольевич.

РЕШЕНИЕ ПО ВОПРОСУ №3:

Избрать Ревизионную комиссию Общества в следующем составе: Бакалова Марина Владимировна , Кабизськина Елена Александровна, Карцев Дмитрий Алексеевич, Ивашенко Константин Михайлович, Тимофеев Сергей Алексеевич.

РЕШЕНИЕ ПО ВОПРОСУ №4:

Избрать Генеральным директором Общества Мухаметшина Виля Сабировича.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О РЕОРГАНИЗАЦИИ ЭМИТЕНТА, ЕГО ДОЧЕРНИХ И ЗАВИСИМЫХ ОБЩЕСТВ"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443100, г. Самара, ул. Маяковского, 15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	газета "Самарские известия", "Приложение к Вестнику ФСФР"
1.9. Код (коды) существенного факта (фактов)	0100127А28042006

2. Содержание сообщения

2.1 Форма реорганизации (слияние, присоединение, разделение, выделение, преобразование) - *выделение.*

2.2.Уполномоченный орган управления эмитента (уполномоченный государственный орган, суд), принявший решение, являющееся основанием реорганизации, и дата его принятия - внеочередное общее собрание акционеров, состоявшееся 30.09.05

2.3. Полное и сокращенное наименование (для некоммерческих организаций - наименование) каждого реорганизованного юридического лица, его место нахождения - Открытое акционерное общество энергетики и электрификации "Самараэнерго" (ОАО "Самараэнерго"), Россия, г. Самара, ул. Маяковского, 15.

2.4. Полное и сокращенное фирменные наименования (для некоммерческих организаций - наименование) каждого юридического лица, созданного или прекратившего свою деятельность в результате реорганизации, его место нахождения - Открытое акционерное общество "Самарская Территориальная Генерирующая Компания"(ОАО "Самарская Территориальная Генерирующая Компания"), Открытое акционерное общество "Самарская Распределительная Компания" (ОАО "Самарская Распределительная Компания"), Открытое акционерное общество "Самарская Магистральная Компания" (ОАО "Самарская Магистральная Компания "), место нахождения всех трех обществ -Россия, г. Самара, ул. Маяковского,15.
2.5. Доля эмитента в уставном (складочном) капитале (паевом фонде) коммерческой организации, созданной в результате реорганизации, на дату реорганизации - в ОАО "Самарская Территориальная Генерирующая Компания " -0,606%, в ОАО "Самарская Распределительная Компания" - 0,612%, в ОАО "Самарская Магистральная Компания" - 0,771%.
2.6. Дата реорганизации (дата государственной регистрации юридического лица, созданного в результате слияния, разделения, выделения, преобразования; дата внесения в Единый государственный реестр юридических лиц записи о прекращении деятельности присоединенного юридического лица) - 1 апреля 2006 года.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О ДАТАХ ЗАКРЫТИЯ РЕЕСТРА ЭМИТЕНТА"

1. Общие сведения

1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443100, г. Самара, ул. Маяковского,15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	газета "Самарские известия", "Приложение к Вестнику ФСФР"
1.9. Код (коды) существенного факта (фактов)	0800127А28042006

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг: акции обыкновенные именные бездокументарные.
2.2. Цель, для которой составляется список владельцев именных ценных бумаг: участие владельцев именных ценных бумаг в годовом общем собрании акционеров.
2.3. Дата, на которую составляется список владельцев именных ценных бумаг: 2 мая 2006 года.
2.4. Дата составления и номер протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка: протокол заседания совета директоров № 23/184 от 28 апреля 2006 года.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О ПРИНЯТИИ УПОЛНОМОЧЕННЫМ ОРГАНОМ ЭМИТЕНТА РЕШЕНИЯ О ВЫПУСКЕ ЭМИССИОННЫХ ЦЕННЫХ БУМАГ"

1. Общие сведения

1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443100, г. Самара, ул. Маяковского,15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	газета "Самарские известия", "Приложение к Вестнику ФСФР"
1.9. Код (коды) существенного факта (фактов)	1100127А28042006

2. Содержание сообщения
2.1. Орган управления эмитента, принявший решение об утверждении решения о выпуске (дополнительном выпуске) ценных бумаг: совет директоров.
2.2. Дата проведения собрания (заседания) органа управления эмитента, на котором принято решение об утверждении решения о выпуске (дополнительном выпуске) ценных бумаг: 27 апреля 2006 года.
2.3. Дата составления и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение об утверждении решения о выпуске (дополнительном выпуске) ценных бумаг: 28 апреля 2006 года, протокол № 23/184.
2.4. Вид, категория (тип), серия и иные идентификационные признаки размещаемых ценных бумаг: акции обыкновенные именные бездокументарные и акции привилегированные именные бездокументарные типа А.
2.5. Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги: акции обыкновенные именные бездокументарные в количестве 3 538 928 532 (Три миллиарда пятьсот тридцать восемь миллионов девятьсот двадцать восемь тысяч пятьсот тридцать две) штуки номинальной стоимостью 0,25 (Ноль целых двадцать пять сотых) рубля. Акции привилегированные именные бездокументарные типа А в количестве 521 993 080 (Пятьсот двадцать один миллион девятьсот девяносто три тысячи восемьдесят) штук номинальной стоимостью 0,01 (Ноль целых одна сотая) рубля.
2.6. Способ размещения ценных бумаг: конвертация акций в акции той же категории (типа) с меньшей номинальной стоимостью.
2.7. Цена размещения ценных бумаг или порядок ее определения: сведения не указываются для данного способа размещения ценных бумаг.
2.8. Срок (даты начала и окончания) размещения ценных бумаг или порядок его определения: дата государственной регистрации последнего из акционерных обществ, созданных в результате реорганизации ОАО "Самараэнерго" в форме выделения.
2.9. Иные условия размещения ценных бумаг, определенные решением о размещении ценных бумаг: обыкновенные акции ОАО "Самараэнерго" конвертируются в обыкновенные акции создаваемых обществ и одновременно в обыкновенные акции ОАО "Самараэнерго" с меньшей номинальной стоимостью и размещаются среди акционеров ОАО "Самараэнерго", в том числе среди акционеров, голосовавших против или не принявших участия в голосовании по вопросу о реорганизации ОАО "Самараэнерго", пропорционально количеству имеющихся у них обыкновенных акций ОАО "Самараэнерго".
Каждая обыкновенная акция ОАО "Самараэнерго" номинальной стоимостью 1 (Один) рубль конвертируется в 1 (Одну) обыкновенную акцию ОАО "Самараэнерго" номинальной стоимостью 0,25 руб.
Количество обыкновенных акций ОАО "Самараэнерго", которое должен получить каждый акционер ОАО "Самараэнерго", равняется количеству принадлежащих ему обыкновенных акций ОАО "Самараэнерго".
Привилегированные акции типа А ОАО "Самараэнерго" конвертируются в привилегированные акции типа А создаваемых обществ и одновременно в привилегированные акции типа А ОАО "Самараэнерго" с меньшей номинальной стоимостью и размещаются среди акционеров ОАО "Самараэнерго", в том числе среди акционеров, голосовавших против или не принявших участия в голосовании по вопросу о реорганизации ОАО "Самараэнерго", пропорционально количеству имеющихся у них привилегированных акций типа А ОАО "Самараэнерго".
Каждая привилегированная акция типа А ОАО "Самараэнерго" номинальной стоимостью 1 (Один) рубль конвертируется в 1 (Одну) привилегированную акцию типа А ОАО "Самараэнерго" номинальной стоимостью 0,01 руб.
Количество привилегированные акции типа А ОАО "Самараэнерго", которое должен получить каждый акционер ОАО "Самараэнерго", равняется количеству принадлежащих ему привилегированных акций типа А ОАО "Самараэнерго".
2.10. В случае, когда регистрация проспекта ценных бумаг осуществляется по усмотрению эмитента, - факт принятия эмитентом обязанности раскрывать информацию после каждого этапа процедуры эмиссии ценных бумаг: эмитент обязан раскрывать информацию после каждого этапа процедуры эмиссии ценных бумаг на основании пункта 5.1. Приказа ФСФР России №05-5/пз-н от 16.03.2005 года "Об утверждении Положения о раскрытии информации эмитентами эмиссионных ценных бумаг".

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О РЕШЕНИЯХ ОБЩИХ СОБРАНИЙ"

1. Общие сведения

1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443100, г. Самара, ул. Маяковского,15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	газета "Самарские известия", "Приложение к Вестнику ФСФР"
1.9. Код (коды) существенного факта (фактов)	1000127А28042006

2. Содержание сообщения

2.1. Вид общего собрания (годовое, внеочередное): годовое.

2.2. Форма проведения общего собрания: совместное присутствие.

2.3. Дата и место проведения общего собрания: 16 июня *2006 года*, г.Самара, ул.Маяковского, 15

2.4. Кворум общего собрания: Число голосов, которыми по вопросам повестки дня обладали лица - владельцы размещенных акций, имеющих право голоса на собрании - 3 538 928 532 (100%). Число голосов, которыми по вопросам повестки дня обладали лица, принявшие участие в собрании - 3 127 373 856 (88,3706%). Общее собрание правомочно (имеет кворум) по всем вопросам повестки дня.

2.5. Вопросы, поставленные на голосование, и итоги голосования по ним:

Первый вопрос повестки дня:

об утверждении годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках Общества, а также о распределении прибыли (в том числе о выплате дивидендов) и убытков Общества по результатам 2005 финансового года.

Результаты голосования:	Количество голосов	% от принявших участие в голосовании
"ЗА"	3 127 350 287	99,9992
"ПРОТИВ"	0	0,0000
"ВОЗДЕРЖАЛСЯ"	0	0,0000
Число голосов в бюллетенях, которые признаны недействительными		20 447

Второй вопрос повестки дня:

Об избрании членов Совета директоров Общества.

Распределение голосов

№ ФИО КАНДИДАТА	Число голосов для кумулятивного голосования	% от принявших от принявших участие в голосовании
1 Ремезенцев Борис Федорович	3 332 280 755	10,6552
2 Никонов Василий Владиславович	3 291 244 635	10,5240
3 Ким Радион Суерович	3 290 353 700	10,5211
4 Улановская Елена Николаевна	3 290 353 700	10,5211
5 Штыков Дмитрий Викторович	3 290 353 500	10,5211
6 Бойко Наталья Григорьевна	3 290 353 500	10,5211
7 Калинин Алексей Владимирович	2 888 450 730	9,2360
8 Азаров Дмитрий Игоревич	2 884 580 240	9,2237
9 Теплухин Павел Михайлович	2 877 717 580	9,2017
10 Сотников Валерий Владимирович	2 837 814 230	9,0741
11 Волкова Татьяна Алексеевна	200	0,0000
12 Поярков Иван Сергеевич	100	0,0000
13 Таскаев Андрей Викторович	0	0,0000
14 Чабурин Александр Александрович	0	0,0000
ПРОТИВ всех кандидатов	0	0,0000
ВОЗДЕРЖАЛСЯ по всем кандидатам	0	0,0000
Число голосов в бюллетенях, которые признаны недействительными		204 470

Третий вопрос повестки дня собрания:

Об избрании членов ревизионной комиссии Общества.

Распределение голосов ("действительные "):

?Ф .И.О. кандидата голосов	за	%	против	воздержался	недействителен
1 Горох Денис Сергеевич	3 127 366 884	99,9998	0	0	3 850
2 Иванова Ксения Валерьевна	3 127 366 884	99,9998	0	0	3 850
3 Кирилов Юрий Александрович	3 127 366 884	99,9998	0	0	3 850
4 Морозов Михаил Афанасьевич	3 127 366 884	99,9998	0	0	3 850
5 Смирнова Елена Евгеньевна	3 127 365 526	99,9997	0	0	5 208
Число голосов в бюллетенях, которые признаны недействительными					204 470

Четвертый вопрос повестки дня:

Об утверждении аудитора Общества.

Результаты голосования: в голосовании	Количество голосов	% от принявших участие
"ЗА"	3 127 350 287	99,9992
"ПРОТИВ"	0	0,0000
"ВОЗДЕРЖАЛСЯ"	0	0,0000
Число голосов в бюллетенях, которые признаны недействительными		20 447

Пятый вопрос повестки дня:

О внесении изменений и дополнений в Устав Общества.

Результаты голосования: в голосовании	Количество голосов	% от принявших участие
"ЗА"	3 107 692 789	99,3707
"ПРОТИВ"	0	0,0000
"ВОЗДЕРЖАЛСЯ"	0	0,0000
Число голосов в бюллетенях, которые признаны недействительными		19 677 945

Шестой вопрос повестки дня:

О выплате вознаграждений и компенсаций членам Совета директоров Общества.

Результаты голосования:	Количество голосов	% от принявших участие в голосовании
"ЗА"	3 107 691 431	99,3706
"ПРОТИВ"	1 358	0,0000
"ВОЗДЕРЖАЛСЯ"	0	0,0000
Число голосов в бюллетенях, которые признаны недействительными		19 677 945

Седьмой вопрос повестки дня:

О выплате вознаграждений и компенсаций членам Ревизионной комиссии Общества.

Результаты голосования:	Количество голосов	% от принявших участие в голосовании
"ЗА"	3 107 691 431	99,3706
"ПРОТИВ"	1 358	0,0000
"ВОЗДЕРЖАЛСЯ"	0	0,0000
Число голосов в бюллетенях, которые признаны недействительными		19 677 945

2.6. Формулировки решений, принятых общим собранием.

Принятое решение по первому вопросу повестки дня:

1. Утвердить годовой отчет Общества, годовую бухгалтерскую отчетность Общества, в том числе отчет о прибылях и убытках Общества, по результатам 2005 финансового года.

2. Утвердить следующее распределение прибыли (убытков) Общества по результатам 2005 финансового года:

	(тыс. руб.)
Нераспределенная прибыль (убыток) отчетного периода:	540'727
Распределить на:Резервный фонд	-
Дивиденды	11'027
Инвестиции (накопление)	529'700
Погашение убытков прошлых лет	-

3. С учетом того, что по результатам 9 месяцев 2005 года по обыкновенным акциям были начислены дивиденды в размере 0,053807 рублей на одну обыкновенную акцию (Протокол Общего собрания акционеров от 31 декабря 2005 года №2005-4в) не выплачивать дивиденды по обыкновенным акциям Общества по результатам 2005 года.

4. С учетом того, что по результатам 9 месяцев 2005 года по привилегированным акциям были начислены дивиденды в размере 0,053807 рублей на одну привилегированную акцию (Протокол Общего собрания акционеров от 31 декабря 2005 года №2005-4в), выплатить дивиденды по привилегированным акциям Общества по результатам 2005 года в размере 0,021125 руб. на одну привилегированную акцию Общества в денежной форме в течение 60 дней со дня принятия решения об их выплате.

Принятое решение по второму вопросу повестки дня:

Избрать Совет директоров Общества в следующем составе: Азаров Дмитрий Игоревич, Бойко Наталья Григорьевна, Калинин Алексей Владимирович, Ким Радион Суерович, Никонов Василий Владиславович, Ремезенцев Борис Федорович, Сотников Валерий Владимирович, Теплухин Павел Михайлович, Улановская Елена Николаевна, Штыков Дмитрий Викторович.

Принятое решение по третьему вопросу повестки дня:

Избрать Ревизионную комиссию Общества в следующем составе: Горох Денис Сергеевич, Иванова Ксения Валерьевна, Кириллов Юрий Александрович, Морозов Михаил Афанасьевич, Смирнова Елена Евгеньевна.

Принятое решение по четвертому вопросу повестки дня:

Утвердить аудитором Общества: ЗАО "ПрайсвотерхаусКуперс Аудит".

Принятое решение по пятому вопросу повестки дня:

Внести в Устав Общества следующие изменения и дополнения:

В статье 11: абзац первый пункта 11.5. изложить в следующей редакции: "11.5. Сообщение о проведении Общего собрания акционеров направляется (либо вручается) каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, а также публикуется Обществом в газете "Самарские известия" не позднее, чем за 30 (Тридцать) дней до даты его проведения."; 11.13. изложить в следующей редакции: "11.13. Итоги голосования и решения, принятые Общим собранием акционеров Общества, могут быть оглашены на Общем собрании акционеров Общества.

В случае если итоги голосования и решения, принятые Общим собранием акционеров Общества, не были оглашены на Общем собрании, то не позднее 10 (Десяти) дней после составления протокола об итогах голосования решения, принятые Общим собранием акционеров Общества, а также итоги голосования публикуются Обществом в газете "Самарские известия" в форме отчета об итогах голосования.".

В статье 12: пункт 12.4. изложить в следующей редакции: "12.4. Сообщение о проведении Общего собрания акционеров путем заочного голосования публикуется Обществом в газете "Самарские известия" не позднее, чем за 30 (Тридцать) дней до даты окончания приема Обществом бюллетеней.";

пункт 12.8. изложить в следующей редакции: "12.8. Решения, принятые Общим собранием акционеров, а также итоги голосования в форме отчета об итогах голосования не позднее 10 (Десяти) дней после составления протокола об итогах голосования публикуются в газете "Самарские известия".

В статье 15: подпункт 8 пункта 15.1. изложить в следующей редакции: "8) утверждение решения о выпуске ценных бумаг, проспекта ценных бумаг и отчета об итогах выпуска ценных бумаг, утверждение отчетов об итогах приобретения акций у акционеров Общества и отчетов об итогах выкупа акций у акционеров Общества;"; дополнить пункт 15.1 подпунктом 46 следующего содержания: "46) предварительное одобрение решений о совершении Обществом сделок (включая несколько взаимосвязанных сделок), связанных с отчуждением или возможностью отчуждения имущества, составляющего основные средства, нематериальные активы, объекты незавершенного строительства, целью использования которых не является производство, передача, диспетчирование, распределение электрической и тепловой энергии в случаях (размерах), определяемых отдельными решениями Совета директоров Общества.".

В статье 22: подпункт 8 пункта 22.1. изложить в следующей редакции: "8) проспект ценных бумаг (проспект эмиссии), ежеквартальный отчет эмитента и иные документы, содержащие информацию, подлежащую опубликованию или раскрытию иным способом в соответствии с федеральными законами;".

Принятое решение по шестому вопросу повестки дня:
Утвердить Положение о выплате членам Совета директоров Общества вознаграждений и компенсаций в новой редакции. Определить, что Положение распространяется на членов Совета директоров Общества с момента его утверждения, а п.4.2. Положения - с 01 января 2005 года, при этом сумма дополнительного вознаграждения, выплачиваемого каждому члену Совета директоров по итогам 2005 года, должна быть уменьшена на сумму дополнительного вознаграждения, выплаченного каждому члену Совета директоров в связи с объявлением Обществом дивидендов по результатам трех, шести и девяти месяцев 2005 года.

Принятое решение по седьмому вопросу повестки дня:
Утвердить Положение о выплате членам Ревизионной комиссии Общества вознаграждений и компенсаций в новой редакции.
года.

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О НАЧИСЛЕННЫХ И (ИЛИ) ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443100, г. Самара, ул. Маяковского,15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	газета "Самарские известия",
1.9. Код (коды) существенного факта (фактов)	0600127А28042006

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: акции именные привилегированные типа А.
2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг, дата государственной регистрации: 2-01-00127-А, 04.07.2003 года
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: Федеральная комиссия по ценным бумагам России.
2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента: общее собрание акционеров.
2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента: 16 июня 2006 года.
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента: 21 июня 2006 года.
2.7. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа), и размер дивиденда, начисленного на одну акцию определенной категории (типа): 11 027 000 рублей; 0,021125 рублей на одну привилегированную акцию типа А.
2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): денежные средства.
2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (дивиденды по акциям, должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумага должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: в течение 60 дней со дня принятия решения о выплате дивидендов .

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ "СВЕДЕНИЯ О ВЫПУСКЕ ЭМИТЕНТОМ ЦЕННЫХ БУМАГ"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443100, г. Самара, ул. Маяковского,15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	газета "Самарские известия", "Приложение к Вестнику ФСФР"
1.9. Код (коды) существенного факта (фактов)	0500127А07112006

2. Содержание сообщения
2.4.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: акции обыкновенные именные бездокументарные и акции привилегированные именные бездокументарные типа А.
2.4.3. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг и дата государственной регистрации: 2-01-00127-А и 2-02-00127-А, 02.11.2006 года
2.4.4 Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: Федеральная служба по финансовым рынкам России.
2.4.5. Количество размещенных ценных бумаг и номинальная стоимость каждой ценной бумаги: акции обыкновенные именные бездокументарные в количестве 3 538 928 532 (Три миллиарда пятьсот тридцать восемь миллионов девятьсот двадцать восемь тысяч пятьсот тридцать две) штуки номинальной стоимостью 0,25 (Ноль целых двадцать пять сотых) рубля. Акции привилегированные именные бездокументарные типа А в количестве 521 993 080 (Пятьсот двадцать один миллион девятьсот девяносто три тысячи восемьдесят) штук номинальной стоимостью 0,01 (Ноль целых одна сотая) рубля.
2.4.6. Доля фактически размещенных ценных бумаг от общего количества ценных бумаг выпуска (дополнительного выпуска), подлежавших размещению: 100%, размещены все ценные бумаги выпуска.
2.4.7. Способ размещения ценных бумаг: конвертация акций в акции той же категории (типа) с меньшей номинальной стоимостью.
2.4.8. Дата фактического начала размещения ценных бумаг (дата совершения первой сделки, направленной на отчуждение ценных бумаг первому владельцу): 01.04.2006 года - дата государственной регистрации последнего из акционерных обществ, созданных в результате реорганизации ОАО "Самараэнерго" в форме выделения.
2.4.9. Дата фактического окончания размещения ценных бумаг (дата [illegible]ения последней приходной записи по лицевому счету (счету дело) первого владельца в системе учета прав на ценные бумаги выпуска (дополнительного выпуска): 01.04.2006 года - дата государственной регистрации последнего из акционерных обществ, созданных в результате реорганизации ОАО "Самараэнерго" в форме выделения.
2.4.10. Дата государственной регистрации отчета об итогах выпуска (дополнительного выпуска) ценных бумаг: 02.11.2006 года.
2.4.11. Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска (дополнительного выпуска) ценных бумаг: Федеральная служба по финансовым рынкам России.
2.4.12. Факт регистрации (отсутствие регистрации) проспекта ценных бумаг одновременно с государственной регистрацией выпуска (дополнительного выпуска) этих ценных бумаг: регистрация проспекта ценных бумаг одновременно с государственной регистрацией выпуска ценных бумаг не осуществлялась.

СООБЩЕНИЕ О ПРИОСТАНОВЛЕНИИ РАЗМЕЩЕНИЯ ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443100, г. Самара, ул. Маяковского,15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	газета "Самарские известия", "Приложение к Вестнику ФСФР"

2. Содержание сообщения
2.1. Сведения о ценных бумагах, размещение которых приостанавливается :
2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: акции обыкновенные именные бездокументарные и акции привилегированные именные бездокументарные типа А.
2.1.3. Государственный регистрационный номер выпусков (дополнительного выпуска) ценных бумаг и дата государственной регистрации: 1-02-00127-А и 2-02-00127-А, 04.07.2003 года.
2.1.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: Федеральная комиссия по ценным бумагам России.
2.1.5 Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги: акции обыкновенные именные бездокументарные в количестве 3 538 928 532 (Три миллиарда пятьсот

тридцать восемь миллионов девятьсот двадцать восемь тысяч пятьсот тридцать две) штуки номинальной стоимостью 0,25 (ноль целых двадцать пять сотых) рубля. Акции привилегированные именные бездокументарные типа А в количестве 521 993 080 (Пятьсот двадцать один миллион девятьсот девяносто три тысячи восемьдесят) штук номинальной стоимостью0,01 (Ноль целых одна сотая) рубля.
2.1.6. Способ размещения ценных бумаг: конвертация акций в акции той же категории (типа) с меньшей номинальной стоимостью.
2.1.7 Дата начала размещения ценных бумаг: дата государственной регистрации последнего из акционерных обществ, созданных в результате реорганизации ОАО "Самараэнерго" в форме выделения - 01 апреля 2006 года.
2.1.8 Дата окончания размещения ценных бумаг или порядок ее определения : дата государственной регистрации последнего из акционерных обществ, созданных в результате реорганизации ОАО "Самараэнерго" в форме выделения - 01 апреля 2006г.
2.1.9 Цена размещения ценных бумаг или порядок ее определения: сведения не указываются для данного способа размещения ценных бумаг.
2.1.10 Форма оплаты размещаемых ценных бумаг: сведения не указываются для данного способа размещения ценных бумаг.
2.2. Дата, с которой приостановлено размещение ценных бумаг: 04 июля 2006 г.
2.3. Основания приостановления размещения ценных бумаг: принятие Федеральной службой по финансовым рынкам России решения о приостановлении эмиссии ценных бумаг открытого акционерного общества энергетики и электрификации "Самараэнерго".
2.5. В случае, если размещение ценных бумаг приостановлено в связи с решением уполномоченного государственного органа , - дата получения эмитентом письменного решения (предписания , определения) уполномоченного государственного органа о приостановлении размещения ценных бумаг: 12 июля 2006 года.
2.6. Ограничения, связанные с приостановлением размещения ценных бумаг эмитента: с даты предварительного уведомления эмитента о приостановлении эмиссии ценных бумаг запрещается совершение сделок по размещению этих бумаг, осуществление рекламы ценных бумаг этого выпуска. С момента предварительного уведомления регистратор не в праве принимать передаточные распоряжения в отношении сделок по размещению ценных бумаг, эмиссия которых приостановлена , а также осуществлять иные действия, за исключением случаев, предусмотренных федеральными законами и правовыми актами Российской Федерации, нормативными актами федерального органа исполнительной власти по рынку ценных бумаг.

СООБЩЕНИЕ О РЕГИСТРАЦИИ ПРОСПЕКТА ЦЕННЫХ БУМАГ И ПОРЯДКЕ ДОСТУПА К ИНФОРМАЦИИ, СОДЕРЖАЩЕЙСЯ В ПРОСПЕКТЕ ЦЕННЫХ БУМАГ

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации "Самараэнерго"
1.2. Сокращенное фирменное наименование эмитента	ОАО "Самараэнерго"
1.3. Место нахождения эмитента	443100, г. Самара, ул. Маяковского,15
1.4. ОГРН эмитента	1026300956131
1.5. ИНН эмитента	6315222985
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00127-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.samaraenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	газета "Самарские известия", "Приложение к Вестнику ФСФР"

2. Содержание сообщения
2. Содержание сообщения
2.1. Сведения о ценных бумагах, в отношении которых осуществлена регистрация проспекта:
2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: акции обыкновенные именные бездокументарные и акции привилегированные именные бездокументарные типа А.
2.1.3. Государственный регистрационный номер выпусков (дополнительного выпуска) ценных бумаг и дата государственной регистрации: 1-02-00127-А и 2-02-00127-А, 02.11.2006 года.
2.1.4. Дата государственной регистрации отчетов об итогах выпуска ценных бумаг: 02.11.2006 года.
2.1.5. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг и государственную регистрацию отчета об итогах выпуска (дополнительного выпуска) ценных бумаг: Федеральная служба по финансовым рынкам России.
2.1.6. Количество ценных бумаг выпуска: акции обыкновенные в количестве 3 538 928 532 (Три миллиарда пятьсот тридцать восемь миллионов девятьсот двадцать восемь тысяч пятьсот тридцать две) штуки и акции привилегированные типа А в количестве 521 993 080 (Пятьсот двадцать один миллион девятьсот девяносто три тысячи восемьдесят) штук.
2.1.7. Номинальная стоимость (если наличие номинальной стоимости предусмотрено законодательством Российской Федерации) каждой ценной бумаги выпуска: номинальная стоимость обыкновенных акций 0,25 (Ноль целых двадцать пять сотых) рубля, номинальная стоимость привилегированных акций 0,01 (Ноль целых одна сотая) рубля.
2.2. Дата регистрации проспекта ценных бумаг: 14 декабря 2006 года.
2.3. Наименование регистрирующего органа, осуществившего регистрацию проспекта ценных бумаг: Федеральная служба по финансовым рынкам России.
2.4. Порядок доступа к информации, содержащейся в проспекте ценных бумаг: копии текстов зарегистрированных проспектов ценных бумаг предоставляются по запросу заинтересованным лицам, а так же тексты проспектов размещены на сайте Общества в сети Интернет по адресу www.samaraenergo.ru.
2.5. В случае подписания проспекта ценных бумаг финансовым консультантом на рынке ценных бумаг - указание на это обстоятельство, а также полное и сокращенное фирменные наименования финансового консультанта, его место нахождения: проспекты не подписаны финансовым консультантом на рынке ценных бумаг.
3.5. Прочее
По состоянию на 31.12.2006 г. Обществом размещены следующие категории именных бездокументарных акций:
- 521 993 080 (Пятьсот двадцать один миллион девятьсот девяносто три тысячи восемьдесят) штук привилегированных акций типа А номинальной стоимостью 0,01 (Ноль целых одна сотая) рубля каждая, на общую сумму по номинальной стоимости
- 5 219 930, 80 (Пять миллионов двести девятнадцать тысяч девятьсот тридцать рублей 80 копеек) рублей;
- 3 538 928 532 (Три миллиарда пятьсот тридцать восемь миллионов девятьсот двадцать восемь тысяч пятьсот тридцать две) штуки обыкновенных акций номинальной стоимостью 0,25 (Ноль целых двадцать пять сотых) рубля каждая, на общую сумму по номинальной стоимости 884 732 133 (Восемьсот восемьдесят четыре миллиона семьсот тридцать две тысячи сто тридцать три) рубля.

Уставной капитал составляет 889 952 063, 80 рублей (Восемьсот восемьдесят девять миллионов девятьсот пятьдесят две тысячи шестьдесят три рубля 80 копеек).
Государственные регистрационные номера, присвоенные ФСФР выпуску акций ОАО "Самараэнерго" 1-02-00127-А и 2-02-00127-А от 02.11.2006 года.

Общее количество зарегистрированных выпусков акций ОАО "Самараэнерго":

	Событие	Дата	Номер гос. регистрации	Количество акций в выпуске: обыкновен-ные	привилегиро - ванные	Номинальная стоимость ценной бумаги руб.	Дата регистрации проспекта цб (плана приватизации / проспекта эмиссии)
1.	Первичная эмиссия	22.04.1993	42-1П-315	1 926 833	288 000	1 000	
2.	Второй выпуск	07.10.1994	42-1-810	499 053 208	74 304 000	1 000	*22 апреля 1993 года*
3.	Третий выпуск	12.04.1999	1-03-00127-А 2-03-00127-А	3 005 880 246	447 552 000	1	07 октября 1994 года
4.	Объединение выпусков	04.07.2003	1-01-00127-А 2-01-00127-А	3 506 860 287	522 144 000	1	12 апреля 1999 года
5.	Четвертый выпуск	14.05.2004	1-01-00127-А-003D	59 725 245	-	1	-
6.	Конвертация	02.11.2006	1-02-00127-А 2-02-00127-А	3 538 928 532	521 993 080	0,25 0,01	-
	Общее кол-во акций *в обращении*			3 538 928 532	521 993 080	0,25 0,01	14 декабря 2006 года

В ходе процесса реорганизации ОАО "Самараэнерго", решение о которой принято внеочередным собранием акционеров 30.09.05 г., был произведен выкуп акций в количестве 27 657 000 штук обыкновенных и 150 920 штук привилегированных акций типа А. Отчет об итогах выкупа утвержден Советом директоров на заседании 29.12.05 г. (протокол *№ 16/176 от 10.01.06 г.). В обращении осталось* 3 538 928 532 штук обыкновенных и 521 993 080 штук привилегированных акций типа А.

С февраля 1998 года ОАО "Самараэнерго" является участником программы The Bank of New York по выпуску американских депозитарных расписок (ADR) первого уровня на обыкновенные и привилегированные акции ОАО "Самараэнерго". Доля ADR в уставном капитале Общества на конец 2006 года составила, от общего количества акций соответствующей категории (типа) - 0,63% обыкновенных и 0,56% привилегированных.

Акционерный капитал ОАО "Самараэнерго" распределен между группами акционеров следующим образом (данные приведены без раскрытия клиентов номинальных держателей):

Наименование владельца ценных бумаг	Доля в уставном капитале по состоянию на: 31.12.2005*	31.12.2006
ОАО РАО "ЕЭС России"	48,61%	48,61%
юридические лица и номинальные держатели	43,41%;	43,46%
физические лица	7,98%	7,905%
федеральная собственность	-	-
собственность субъекта РФ	-	-

* - с учетом погашения выкупленных акций

Структура акционерного капитала ОАО "Самараэнерго" на 31.12.2006 года


Физические лица
7,91%
РАО "ЕЭС России";
48,61%
Юр лица и номин
держатели 43,46%

В связи с проведением конвертации обыкновенных и привилегированных акций ОАО "Самараэнерго" и погашением указанных ценных бумаг при конвертации, 06 апреля 2006 года акции ОАО "Самараэнерго" были исключены из Котировального списка ФБ ММВБ "А" второго уровня и 21 апреля 2006 года из Списка ценных бумаг, допущенных к обращению ОАО "ФБ РТС".

02 ноября 2006 года Федеральной службой по финансовым рынкам России был зарегистрирован выпуск акций ОАО "Самараэнерго" размещаемых путем конвертации акций в акции той же категории с меньшей номинальной стоимостью. После регистрации выпуска, указанные ценные бумаги 16 февраля 2007 года были допущены к торгам в разделе Списка "Ценные бумаги, допущенные к обращению, но не включенные в котировальные списки" ОАО "Фондовая биржа "РТС".

Торги по акциям ОАО "Самараэнерго" в 2006 году проводились до 04 апреля 2006 года, в связи с этим динамика курса акций приведена за период с 01.01.2006. по 04.04.2006 года. Использованы данные ЗАО "ФБ ММВБ" (www.micex.ru).

Динамика курса привилегированных акций


8,00р.
7,50р.
7,00р.
6,50р.
6,00р.
5,50р.
5,00р.
4,50р.
4,00р.
3,50р.
3,00р.
2,50р.
2,00р.
1,50р.
1,00р.
0,50р.
0,00р.
10,01,2006
17,01,2006
24,01,2006
07,02,2006
21,02,2006
28,02,2006
07,03,2006
14,03,2006
21,03,2006
04,04,2006

На представленном графике отражена динамика привилегированных акций ОАО "Самараэнерго". С начала 2006 года до конца марта 2006 года наблюдался рост рыночной цены акций с 3,376 рублей за 1 акцию до 5,059 рублей. Максимум значения рыночная цена достигла 31 марта 2006 года и составила 6,339 рублей. Апрель 2006 года характеризует падение рыночной цены акций до 2,418 рублей за 1 привилегированную акцию.

Динамика курса обыкновенных акций


7,00р.
6,50р.
6,00р.
5,50р.
5,00р.
4,50р.
4,00р.
3,50р.
3,00р.
2,50р.
2,00р.
1,50р.
1,00р.
0,50р.
0,00р.
10,01,2006
17,01,2006
24,01,2006
07,02,2006
21,02,2006
28,02,2006
07,03,2006
14,03,2006
21,03,2006
04,04,2006

Если анализировать динамику курса обыкновенных акций ОАО "Самараэнерго", то просматривается тенденция аналогичная динамике привилегированных акций. С начала 2006 года до конца марта 2006 года наблюдался рост рыночной цены акций с 4,3 рублей за 1 акцию до 6,203 рублей. 31 марта 2006 года рыночная цена 1 обыкновенной акции составила 7,203 рублей. Апрель 2006 года характеризует падение рыночной цены акций до 3,746 рублей за 1 обыкновенную акцию.
Как было сказано выше, в апреле 2006 года были прекращены торги обыкновенными и привилегированным акциями ОАО "Самараэнерго".

Капитализация компании в 2006 году согласно данным о *рыночных ценах* ЗАО "ФБ ММВБ" (млн .руб):

Период	Обыкновенные акции	Привилегированные акции	Общая капитализация
1 кв.2006	18 785	2 206	20 991
2 кв.2006	-	-	-
3 кв. 2006	-	-	-
4 кв. 2006	-	-	-

Информация о рыночной капитализации за II- IV квартал 2006 года не предоставляется , в связи с прекращением в апреле 2006 года торгов акциями ОАО "Самараэнерго" в ЗАО "ФБ ММВБ" и ОАО "ФБ "РТС".


26 000 000 000р.
24 000 000 000р.
22 000 000 000р.
20 000 000 000р.
18 000 000 000р.
16 000 000 000р.
14 000 000 000р.
12 000 000 000р.
10 000 000 000р.
8 000 000 000р.
6 000 000 000р.
4 000 000 000р.
2 000 000 000р.
0р.
31.01.2006
07.02.2006
14.02.2006
21.02.2006
28.02.2006
07.02.2006
14.03.2006
21.03.2006
28.03.2006
04.04.2006

Динамика капитализации ОАО "Самараэнерго"

Зарегистрированные в реестре акционеров лица, чья доля в уставном капитале Общества превышает 5%:

Наименование владельца ценных бумаг	Доля в уставном капитале по состоянию на: 31.12.2005	31.12.2006
ОАО РАО "ЕЭС России"	48,61%	48,61 %
ЗАО "Депозитарно -Клиринговая Компания " - НД*	34,02%	37,58%
ЗАО "Самарский кредит" - НД	7,74%	-
Физические лица	-	7,905

*НД - номинальный держатель

В 2006 году Обществом не совершались сделки, признаваемые в соответствии с Федеральным законом "Об акционерных обществах" крупными сделками.



красный

Точно как странник, который, взглянув перед самым закатом
Прямо на быстрое красное Солнце, после невольно
Видит его и на темных кустах, и на скалах утеса
Перед очами: куда бы ни кинул он взора, повсюду
Светит оно и качается в красках чудесных, -
Так перед Германом образ возлюбленной девушки
Плыл...

(Гете, Герман и Доротея, Песнь VII)


роскошь
активност
страст
радость
выносливост

Красный закат означает, что воздух чист на западе и, так как условия погоды перемещаются с запада на восток, мы можем ждать хорошей погоды. По-видимому, цвет неба усиливается, если красные лучи Солнца освещают последние облака уходящей депрессии. Красный восход означает, что к восходу от нас нет больших скоплений облаков. Цвет усиливается, когда над нами проходят перистые облака, возможно, предвещающие новую депрессию. Горизонтальные полосы красны только тогда, когда воздух содержит пыль или капли воды: утром пыли немного, и красный цвет должен вызываться водой. При высоком давлении и хорошей погоде вечером небо ясно, и мы видим пурпурный свет: утром в таком случае часто бывает легкий туман.





напряже

эн ия

благополучие

уверенны

Основные производственные показатели.



4. Основные производственные показатели

4.1. Структура и объем выработки электроэнергии и мощности в разбивке по генерирующим мощностям за последние 3 года с указанием нагрузки и резерва мощности.

С 1 января 2006 г. межрегиональные компании - ОАО "Волжская ТГК" и ОАО "Волжская МРК", созданные при участии ОАО "Самараэнерго", ОАО "Саратовэнерго" и ОАО "Ульяновскэнерго", приступили к операционной деятельности, приняв на себя функции АО-энерго по генерации и распределению электрической и тепловой энергии. Таким образом, информация по объему выработки электроэнергии и мощности в разбивке по генерирующим мощностям за 2006 годОАО "Самараэнерго" не предоставляется.

Рис. 4.1.1 Структура рабочей мощности по генерирующим мощностям



М.Вт.
резерв
нагрузка
ТоТэц
НкТец
ТЭЦ ВАЗа
Сам ТЭЦ
НК ТЭЦ-1
БТЭЦ
СТЭЦ
СГРЭС

Структура рабочей мощности

	2004 г.		2005 г.	
	нагрузка	резерв	нагрузка	резерв
ТоТЭЦ	327,0	48,8	311,3	55,0
НкТЭЦ-2	117,1	69,9	125,7	50,3
ТЭЦ ВАЗа	632,3	110,2	610,5	139,8
СамТЭЦ	264,5	17,0	262,3	13,3
НкТЭЦ-1	58,8	5,7	60,7	5,1
БТЭЦ	100,3	7,1	101,1	7,3
СТЭЦ	100,0	9,3	105,6	8,8
СГРЭС	22,5	0,0	23,5	0,0
АО-энерго	1622,5	268	1600,7	279,6

Рис. 4.1.2 Структура рабочей мощности



%
10,2
14,2
14,9
89,8
85,8
85,1
2003г.
2004г.
2005г.
резерв
нагрузка

Объём и структура выработки электроэнергии ТЭС приведены в табл. 4.1.2 и на рис. 4.1.3, 4.1.4.

Объём и структура выработки электроэнергии по генерирующим мощностям

	2004 г.		2005 г.	
	Выработка млн. кВтч	% от выработки АО-энерго	Выработка млн. кВтч	% от выработки АО-энерго
ТоТЭЦ	2 759,0	20,1	2 622,4	19,4
НкТЭЦ-2	5 307,8	38,7	1 012,8	7,5
ТЭЦ ВАЗа	986,6	7,2	5 182,6	38,4
СамТЭЦ	2 245,3	16,4	2 181,4	16,2
НкТЭЦ-1	507,6	3,7	527,0	3,9
БТЭЦ	880,1	6,4	884,5	6,6
СТЭЦ	835,1	6,1	876,3	6,5
СамГРЭС	196,9	1,4	207,3	1,5
АО-энерго	13 718,4	100,0	13 494,2	100,0

Рис. 4.1.3 Выработка ТЭС



2003г.
2004г.
2005г.
ТоТэц
НкТец
ТЭЦ ВАЗа
Сам ТЭЦ
НК ТЭЦ-1
БТЭЦ
СТЭЦ
СГРЭС

Рис. 4.1.4 Структура выработка ТЭС



%
2003г.
2004г.
2005г.
ТоТэц
НкТец
ТЭЦ ВАЗа
Сам ТЭЦ
НК ТЭЦ-1
БТЭЦ
СТЭЦ
СГРЭС

Рис. 4.1.5 Структура выработки ОАО "Самараэнерго"



%
по конд.циклу
по тепл.циклу
39,3
37,2
35,7
2003г.
2004г.
2005г.

Рис. 4.1.6 Структура выработки ОАО "Самараэнерго"



млн. кВтч
5 507,9
5 101,6
4 810,8
2003г.
2004г.
2005г.
по конд.циклу
по тепл.циклу

4.2. Динамика полезного отпуска электроэнергии за последние 3 года.

Необходимо отметить, что по итогам 2006 года наблюдается увеличение полезного отпуска. Увеличение данного показателя определяется ростом электропотребления базовыми потребителями на 485,6 млн. кВт/ч (7,4%), бюджетными потребителями на 26,9 млн. кВт/ч (11,8%), населением на 24,4 млн. кВт/ч (4%) и прочими потребителями на 335,8 млн. кВт/ч (3,2%). Столь значительный рост полезного отпуска ОАО "Самараэнерго" обусловлен рядом причин:

- появление новых абонентов: ОАО "Волжская ТГК" и ОАО "Волжская МРК";
- увеличением электропотребления рядом крупных предприятий Самарской области.

Полезный отпуск электрической энергии


млн. кВтч
19 000
18 800
18 600
18 400
18 200
18 000
17 800
17 600
17 400
18 086
17 903
18 776
2004г.
2005г.
2006г.

4.3.Динамика объемов отпуска энергии на ФОРЭМ, собственной выработки и покупной энергии за последние 3 года.

В соответствии с принципами прошедшей реформы ОАО "Самараэнерго" с 1 января 2006 года прекратило деятельность по производству электрической энергии. В связи с этим весь объём электроэнергии продаваемый своим потребителям, приобретается на оптовом рынке электроэнергии, включающем в себя конкурентный, регулируемый сектор и сектор отклонений.

Динамика объемов покупки электроэнергии на ОРЭ и собственной выработки за 2004-2006 гг.

2004 год 2005 год 2006 год


млн. кВтч
25 000
20 000
15 000
10 000
5 000
0
2003г.
2004г.
2005г.
Конкурентный сектор (с 2004г. по сентябрь 2006г. - Сектор Свободной Торговли
покупка на Регулируемом секторе и секторе отклонений
Собственная генерация ОАО "Самараэнерго"

	2004 год	2005 год	2006 год
Конкурентный сектор	5 743	5 081	3 741
Покупка на Регулируемом секторе и секторе отклонений	2 504	2 805	16 382
Собственная генерация ОАО "Самараэнерго"	10 109	11 519	0
ИТОГО	18 085	19 405	20 123

4.4. Динамика затрат на ремонт основных производственных фондов (ОПФ) за последние 3 года в приведенных ценах.

Основными производственными фондами филиала "Энергосбыт" в составе ОАО "Самараэнерго", преимущественно являлись здания, в которых расположены администрации районных сбытов. В 2006 году в результате реструктуризации большинство зданий и помещений Энергосбыта вошли в баланс ОАО "Волжская ТГК" и взяты ОАО "Самараэнерго" в аренду. Таким образом в 2006 году затраты на ремонт основных производственных фондов (ОПФ), оставшихся на балансе ОАО "Самараэнерго" практически отсутствовали. Затраты на ремонт автомобилей и компьютерной техники в соответствии с принятой учетной политикой относятся к услугам сторонних организаций.

Затраты на ремонт основных производственных фондов


тыс. рублей
10 000
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2004 год
2005 год
2006 год

4.5.. Динамика показателей аварийности за последние 3 года (графическое и текстовое представление).

Показатели аварийности, характерные для ОАО "Самараэнерго" как АО-энерго, предоставляются за 2004 и 2005 год.

Данные о количестве технологических нарушений.

Показатель	2005	2004
Недоотпуск электрической энергии, (кВтч)	470946	351350
Недоотпуск тепловой энергии (Гкал)	7496	3483
Экономический ущерб в целом по энергосистеме (тыс. руб.)	13847,044	10971,517
Количество аварий	-	-
В т.ч. по вине персонала	-	-
Количество пожаров	-	-
Общее число инцидентов	209	207
В т.ч. по вине персонала (шт.)	17	30
То же (%)	8	14
Инциденты на ТЭС	52	62
В т.ч. по вине персонала	11	23
То же в %	21	37
Недоотпуск тепловой энергии, Гкал	7366	1263
Экономический ущерб, тыс. руб.	9383,157	7624,14
Инциденты в тепловых сетях	1	2
В т.ч. по вине персонала	1	-
Недоотпуск тепловой энергии, Гкал	130	62
Экономический ущерб, тыс. руб.	73,0	224
Инциденты в электрических сетях	156	147
В т.ч. по вине персонала	5	5
Недоотпуск электрической энергии, кВтч	470946	351350
Экономический ущерб, тыс. руб.	4390,887	3142,358
Пожары	1	2

По организационным причинам инциденты распределились следующим образом :

1. Ошибочные или неправильные действия оперативногоперсонала.		
по вине теплоэнергетического персонала	5сл.	
по вине электротехнического персонала	9сл.	
2. Ошибочные или неправильные действия персонала служб		1сл.
3. Ошибочные или неправильные действия привлеченного персонала		-
4. Ошибочные или неправильные действия ремонтного и наладочного		2сл.
5. Ошибочные или неправильные действия руководящего персонала		2сл.
6. Несоблюдение сроков, невыполнение в требуемых объемах технического обслуживания оборудования		51сл.
7. Воздействие посторонних лиц и организаций		78сл.
8. Воздействие стихийных явлений		43сл.
9. Без классификационного признака		18сл.
Итого:		209 сл.

Распределение инцидентов на теплотехническом оборудовании:

Виды оборудования	2005	2004
Котлы энергетические	9	20
Котлы водогрейные	-	-
Турбины	16	7
Тепловые сети	1	2
ГТУ	6	5

Распределение инцидентов на электротехническом оборудовании:

Виды оборудования	2005	2004
Генератор	7	6
Система возбуждения генератора	4	5
Трансформатор силовой	14	7
Трансформатор тока	4	-
Трансформатор напряжения	0	1
Шины сборные	1	7
КРУ или КРУН	2	3
Выключатель воздушный	1	1
Выключатель масляный	2	3
Ограничители перенапряжений	2	1
Электродвигатели	0	0
Разъединитель	0	0
Устройства релейной защиты и автоматики	8	8
Цепи управления комм. аппар.	6	2
Воздушные линии электропередач	33	49
Кабель силовой	4	3
Изоляторы	13	4
Опоры	0	0
По ВЛ 6-10кВ	75	71
Трансформатор	4	2
КРУ	2	3
Кабель силовой	4	2
Изоляторы	11	9
Опоры	11	2
Воздушные линии электропередач	48	53
Всего	176	171

оранжевый

И вышел другой конь, рыжий; и сидящему на нем дано взять мир с земли...

(Откровение Иоанна Богослова,
гл. 6-ая)



ЮТНЫЙ
КУСНЫ
УДОВОЛЬСТВИ
детство
ства
иммунитет

Среди светящихся реклам, пылающих ночами в крупных городах, наибольшее внимание привлекают оранжевые неоновые трубки. Их питает переменный ток с частотой 50 герц. Это означает, что сила света меняется 100 раз в секунду, поскольку одному циклу соответствуют два световых максимума. Частота мерцаний настолько велика, что, как правило, мы совсем их не замечаем. Но если какой-нибудь блестящий предмет двигать взад и вперед вблизи светящейся неоновой трубки, то его световой след окажется полосатым. Чем быстрее движется предмет, тем отчетливее полосы. Число полос позволяет определить частоту переменного тока. Рассмотрим также электрическую лампочку, питаемую переменным током. Если размахивать около нее металлическим карандашиком, можно ясно увидеть полосы, доказывающие, что свет и температура нити накала слегка возрастают при каждом импульсе тока и уменьшаются в промежутках. Если лампу питает постоянный ток, никаких полос вы не увидите.





ИНИЦ

веселье

дух про



САМАРАЭНЕРГО

Энергосбытовая деятельность.



5. Энергосбытовая деятельность

5.1.Динамика товарного отпуска и реализации энергии за последние 3 года, в том числе динамика абонентской задолженности

За 2006г. полезный отпуск электроэнергии составил 18775,6 млн.кВт/ч., что на 4,2% превышает объем, установленный бизнес-планом. Наибольший рост фактического полезного отпуска электрической энергии по отношению к плановому наблюдался по промышленным потребителям и жилищным организациям.

Основными задачами энергосбытовой деятельности являлись:

1.Усиление влияния и поднятие статуса ОАО "Самараэнерго" как сбытовой компании и как заказчика услуг по передаче электрической энергии на розничном рынке и как покупателя на оптовом рынке.

2.Сохранение уровня реализации электрической энергии на уровне 2005г. в условиях реформирования акционерных обществ, находящихся под управлением ОАО "СМУЭК".

3.Сохранение потребителей на розничном рынке электрической энергии.

4.Приём потребителей от перепродавцов электрической энергии.

5.Взаимодействие и развитие отношений с сетевыми территориальными компаниями.

6.Применение Правил функционирования розничных рынков электрической энергии в переходный *период* реформирования электроэнергетики в части трансляции нерегулируемых цен на потребителей .

ОАО "Самараэнерго". Объём продаж и реализации электроэнергии в 2004-2006г.

тыс.руб.

показатели	2004г.	2005г.	2006г.
Объем продаж	18 278 062	19 959 610	22 177 965
Объем реализации	18 344 200	19 918 153	22 183 723
Уровень реализации	100,4 %	99,8 %	100,0 %



25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
100,4%
99,8%
100%
18 344 200
19 918 153
22 183 723
объем продаж
объем реализации

ОАО "Самараэнерго". Динамика абонентской задолженности в 2004-2006г.

тыс.руб.

01.01.2004г.	01.01.2005г	01.01.2006г	01.01.2007г
625 424	500 382	470 205	368 613

Дебиторская задолженность ОАО "Волжская МРК" за электроэнергию, приобретаемую в целях компенсации потерь.

тыс.руб.

01.01.2004г.	01.01.2005г	01.01.2006г	01.01.2007г
625 424	-	-	19 813

Итого:

тыс.руб.

01.01.2004г.	01.01.2005г	01.01.2006г	01.01.2007г
625 424	500 382	470 205	388 426



700 000
600 000
500 000
400 000
300 000
625 424
500 382
470 205
368 613
01.01.2004г.
01.01.2005г.
01.01.2006г.
01.01.2007г.

Энергосбытовая деятельность была направлена на минимизацию следующих возможных рисков:

1. Выход крупных потребителей ОАО "Самараэнерго" на оптовый рынок.
2. Образование конкурирующих сбытовых компаний на розничном рынке электроэнергии.
3. Увеличение дебиторской задолженности, сомнительной для признания потребителем и взыскания.
4. Кассовый разрыв между оплатой на оптовом рынке и наличием денежных средств.

5.2.Динамика изменения структуры реализации энергии (взаимозачеты , векселя, денежные средства) за последние 3 года.

показатели	2004г. факт	2005г. факт	2006г. факт
Полезный отпуск электроэнергии (млн. кВт.ч)	18085	17903	18776
Выручка от реализации электроэнергии (млн. руб.)	15438,1	16778,7	18722,6
Уровень оплаты отпущенной абонентам электрической энергии, %	100,4	99,8	100,0

5.3.Динамика изменения тарифов по датам введения тарифа.

На 2006г. тарифы на электрическую *энергию для* конечных потребителей установлены приказами Управления по государственному регулированию и контролю Самарской области № 56, 57, 58 от 05.12.2005г.

Расчет тарифов на электрическую и тепловую энергию выполнен в соответствии с:

1. Основами ценообразования в отношении электрической и тепловой энергии в Российской Федерации, утвержденными постановлением Правительства РФ №109 от 26.02.04г.
2. Методическими указаниями по расчету регулируемых тарифов и цен на электрическую (тепловую) энергию на розничном рынке (потребительском) рынке, утвержденными постановлением ФСТ РФ № 20-э/2 от 06.08.2004г.

Динамика тарифа для потребителей ОАО "Самараэнерго" в 2004-2006гг., руб./МВтч



руб./МВтч.
2004 год
2005 год
2006 год
средний тариф 2004год
средний тариф 2005год
средний тариф 2006год
2 000
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
Базовые потребители ВН
Базовые потребители СН-1
Базовые потребители СН-2
Базовые потребители НН
население городское*
Население сельское*
Учреждения, финансируемые из бюджетов различных уровней
Прочие потребители ВН
Прочие потребители СН-1
Прочие потребители СН-2
Прочие потребители НН

Динамика тарифов на электрическую энергию по группам потребителей*

Группы потребителей		Уровень напряжения	2004 Приказы УГРКЭ № 55, 57 от 8.12.03г.	2005 Приказы УГРКЭ № 24, 25 от 10.11.04г.№41 от10.12.04г.	2006 Приказы УГРКЭ № 56, 57, 58 от 05.12.05г., №60 от 08.12.05г.	руб. /МВтч	%
Базовые потребители	Базовые потребители ВН	ВН	847	932	1013	81	8,7
	Базовые потребители СН-1	СН-1	1270	1397	1518	121	8,7
	Базовые потребители СН-2	СН-2		1555	1690	135	8,7
	Базовые потребители НН	НН		1700	1848	148	8,7
Население городское*	Население городское*		1150	1150	1310	160	13,9
Население сельское*	Население сельское*		800	800	920	120	15,0
Учреждения, финансируемые из бюджетов различных уровней	Учреждения, финансируемые из бюджетов различных уровней		1180	1300	1404	104	8,0
Прочие потребители	Прочие потребители ВН	ВН	865	951	1025	74	7,8
	Прочие потребители СН-1	СН-1	1290	1419	1532	113	8,0
	Прочие потребители СН-2	СН-2	1460	1606	1734	128	8,0
	Прочие потребители НН	НН	1680	1848	1996	148	8,0
Средний утвержденный тариф для потребителей ОАО "Самараэнерго"			836	917	1008	91	9,9

тариф включает НДС*

В соответствии с приказами Управления по государственному регулированию и контролю в электроэнергетике Самарской области тарифы для населения и приравненных к нему потребителей в 2006 г. увеличились на 15% для сельского и на 14% для городского, для остальных групп потребителей (базовые, бюджетные потребители, сельхозтоваропроизводители , учреждения министерства здравоохранения и социального развития и прочие потребители) рост тарифа по сравнению с 2005г. по разным уровням напряжения составил от 7,8 до 8,6%. Тариф для энергоснабжающих организации возрос на 4,1%.
По результатам проведенной тарифной кампании утвержденный

средневзвешенный тариф для потребителей ОАО "Самараэнерго" на 2006 год составил 1008 руб/МВтч., что выше уровня 2005г. на 9,92 %

5.4.Динамика энергопотребления, расчеты с потребителями, структура абонентской задолженности.

Бизнес-планом на 2006 г. предусматривался рост дебиторской абонентской задолженности на 195,9 млн. руб. Фактически дебиторская абонентская задолженность снизилась сверх плана на 610,3 млн. руб., в т.ч. за счет списания на 34,1 млн. руб. и передачи в выделяемые общества на 33,1 млн. руб. Уровень реализации был установлен в размере 99%. Фактический уровень реализации за 2006 год составил 100%.
По состоянию на 01.01. 2007 г. дебиторская абонентская задолженность составила 368,6 млн. руб.
На 01.01.2007 г. в структуре дебиторской абонентской задолженности по сравнению с началом года произошли следующие изменения:

- на 13,6 процентных пункта увеличилась доля текущей задолженности;
- на 17,4 процентных пункта уменьшилась доля невозможной к взысканию задолженности ("мертвой");
- на 3,5 процентных пункта уменьшилась доля рабочей задолженности;
- на 7,4 процентных пункта увеличилась доля мораторной задолженности.

В результате на 01.01.2007 г. сложилась следующая структура дебиторской абонентской задолженности за электроэнергию:

- текущая - 79,5%
- рабочая - 6,7%
- мораторная - 12,6%
- невозможная к взысканию ("мертвая") - 1,2%.

ОАО "Самараэнерго". Отпуск электроэнергии в 2004-2006г.г.(млн. кВт.час.)


19 000
18 500
18 000
17 500
17 000
18 085
17 903
18 776
2004г.
2005г.
2006г.

Структура дебиторской абонентской задолженности за 2004-2006гг.

на 01.01.2007г.


невозможная к взысканию 1,2%
мораторная 12,6%
рабочая 6,7%
текущая 79,5%

на 01.01.2006 г.


невозможная к взысканию 18,6%
мораторная 5.2%
рабочая 10.2%
текущая 66.0 %

на 01.01.2005 г.


невозможная к взысканию 15.0%
мораторная 1.7%
рабочая 20.9%
текущая 62.4%

Одно из свойств золота есть то, что его лицезрение дает свет глазам и радость сердцу, другое — то, что оно делает человека смелым и укрепляет ум, третье — то, что оно увеличивает красоту лица, освещает молодость и отдаляет старость, четвертое — то, что оно увеличивает удовольствие и делает его более ценным в глазах людей.

(Омар Хайям)


стный
анализ
сть
ьный

Волны на поле спелой ржи связаны главным образом с меняющимся видом колосьев. Предположим, что ветер дует по направлению к Солнцу: лицом к Солнцу мы видим практически только яркие световые волны, они возникают, когда колосья наклонены к Солнцу так, что солнечный свет отражается к нашему глазу; смотря от Солнца, мы видим несколько ярких, но гораздо больше темных волн. Последние возникают, когда, клонясь на ветру, колосья отбрасывают тень на соседние. Это явление меняется в зависимости от направления ветра, направления взгляда, высоты Солнца.



САМАРАЭНЕРГО

Основные показатели бухгалтерской и финансовой отчетности



6. Основные показатели бухгалтерской и финансовой отчетности Общества

6.1 Учетная политика ОАО "Самараэнерго" на 2006 год утверждена приказом руководителя от 31.12.05 года.

2.1. Основа составления
ОАО "Самараэнерго" организует и ведет бухгалтерский учет, составляет бухгалтерскую отчетность в соответствии с Федеральным законом от 21 ноября 1996г. № 129-ФЗ "О бухгалтерском учете", Положением по ведению бухгалтерского учета и бухгалтерской отчетности в Российской Федерации, утвержденным приказом Министерства финансов Российской Федерации от 29.07.98г. № 34н, положениями по бухгалтерскому учету ПБУ 1-ПБУ 20 и иными нормативными документами в области бухгалтерского учета.

Активы и обязательства Общества оценены в отчетности по фактическим затратам на их приобретение, за исключением инвестиций в акции.
2.2. Активы и обязательства в иностранных валютах
При учете хозяйственных операций, совершенных в иностранных валютах, применялся официальный курс рубля, действовавший в день совершения операции. Курсовые разницы, возникшие в течение 2006 года по операциям с активами и обязательствами отнесены на финансовый результат с отражением в составе внереализационных доходов и расходов.
2.3. Краткосрочные и долгосрочные активы и обязательства
В отчетности активы и обязательства отнесены к краткосрочным, если срок обращения их не превышает 12 месяцев со дня после отчетной даты, либо если данные активы руководство ОАО "Самараэнерго" предполагает использовать в течение 12 месяцев. Все остальные активы и обязательства представлены в отчетности как долгосрочные.
2.4. Нематериальные активы
В составе нематериальных активов отражен товарный знак ОАО "Самараэнерго" и расходы по научно-исследовательским работам в соответствии с ПБУ 17/02, утвержденным приказом Минфина РФ № 15Н от 19.11.02 г.
Амортизация на товарный знак начислялась линейным способом, исходя из срока полезного использования - 10 лет.
В отчетности нематериальные активы показаны по первоначальной стоимости за минусом амортизации на товарный знак, накопленной за время его использования.
Списание расходов на НИОКР на расходы по обычным видам деятельности осуществляется линейным способом. Срок списания расходов по НИОКР в соответствии с учетной политикой - 3 года.
2.5. Основные средства
В составе основных средств отражены земельные участки, здания, машины, оборудование, транспортные средства и другие соответствующие объекты со сроком службы более 12 месяцев.
В течение отчетного периода ОАО "Самараэнерго" не проводило переоценку основных средств.
Объекты основных средств приняты к учету по фактическим затратам на приобретение и сооружение. Первоначальная стоимость основных средств, приобретенных в обмен на товары и ценности, отличные от денежных средств, признана стоимость переданных или подлежащих передаче активов. При этом, стоимость переданных или подлежащих передаче активов устанавливалась исходя из цены, по которой в сравнимых обстоятельствах Общества обычно определяло стоимость аналогичных товаров, ценностей. В отчетности основные средства показаны по первоначальной стоимости за минусом амортизации, накопленной за все время эксплуатации.
Амортизация основных средств начислена линейным способом по нормам, утвержденным Постановлением Правительства СССР от 22.10.90г. №1072 и Постановлением Правительства РФ от 01.01.2002г. № 1.
По земельным участкам и объектам жилищного фонда амортизация не начислялась.
Доходы и расходы от реализации основных средств, от списания и безвозмездной передачи основных средств, отражены в Отчете о прибылях и убытках в составе операционных доходов и расходов.
2.6. Инвестиции в акции
Инвестиции в акции в 2006г. приведены по фактическим затратам на приобретение, кроме акций, котирующихся на фондовой бирже, котировки по которым регулярно публикуются.
Перечень дочерних и зависимых обществ, приведен в пояснении к пункту 3.11.
2.7. Долговые обязательства
Долговые ценные бумаги показаны по стоимости приобретения. Разница между стоимостью приобретения и номинальной стоимостью ценных бумаг включается в момент погашения в прочие доходы и расходы.
2.8. Материально-производственные запасы
Материально-производственные запасы оценены в сумме фактических затрат на приобретение.
Оценка материально-производственных запасов при отпуске их в производство и ином выбытии осуществлялась в 2006 году так же, как и в 2005 году по себестоимости каждой единицы.
Для материалов группы "Топливо" оценка производилась по средней себестоимости.
Специальная одежда, специальная обувь, постельные принадлежности, инвентарь, инструмент, специальное оборудование, хозяйственные принадлежности, независимо от срока полезного использования учитываются в составе материально-производственных запасов на балансовом счете 10 "Материалы".
Специальная одежда, специальная обувь, постельные принадлежности, инвентарь, инструмент, специальное оборудование, хозяйственные принадлежности, сроком полезного использования до года списываются на затраты в полном размере при их передаче в эксплуатацию или производство. В целях обеспечения их сохранности организован количественный учет по материально-ответственным лицам.
Специальная одежда, специальная обувь, постельные принадлежности, инвентарь, инструмент, специальное оборудование, хозяйственные принадлежности, сроком полезного использования свыше года списываются на затраты линейным способом, исходя из сроков полезного использования с момента ввода в эксплуатацию или передачи в производство.
2.9. Незавершенное строительство
Незавершенные капитальные вложения в строящиеся объекты основных средств учитываются по фактическим затратам на их строительство.
2.10. Расходы будущих периодов
Расходы, произведенные Обществом в отчетном году, но относящиеся к следующим отчетным периодам, отражены как расходы будущих периодов, подлежат списанию по назначению равномерно в течение периодов, к которым они относятся.
2.11. Задолженность покупателей и заказчиков
Дебиторская задолженность покупателей учитывается по сумме счетов-фактур, предъявленных к оплате, по обоснованным ценам и тарифам. Расчеты с прочими дебиторами и по претензиям отражаются в учете и отчетности исходя из цен, предусмотренных договорами.
ОАО "Самараэнерго" создает резерв сомнительных долгов по расчетам за продукцию, товары, работы и услуги, который определяется по результатам проведенной на последний день отчетного периода инвентаризации дебиторской задолженности.
Формирование резерва производится ежеквартально:
- Сомнительным долгом признается дебиторская задолженность организации, которая не погашена в сроки, установленные договором, и не обеспечена соответствующими гарантиями;
- Величина резерва определяется отдельно по каждому сомнительному долгу в зависимости от финансового состояния (платежеспособности) должника и оценки вероятности погашения долга полностью или частично;

Резерв по сомнительным долгам используется Обществом на покрытие убытков от списания дебиторской задолженности, по которой срок исковой давности истек и долгов, нереальных для взыскания.
2.12. Резервы предстоящих расходов
В течение отчетного периода в ОАО "Самараэнерго" резервы предстоящих расходов не создавались.
2.13. Признание дохода
Выручка от продажи продукции и оказания услуг признавалась для целей бухгалтерского учета по мере отгрузки продукции покупателям (или оказания услуг) и предъявления им расчетных документов и отражена в отчете о прибылях и убытках за минусом налога на добавленную стоимость, экспортных пошлин, скидок, предоставленных покупателям и иных аналогичных обязательных платежей.
В составе прочих доходов Общества признаны:
- дивиденды - по мере объявления;
- доходы от участия в других организациях;
- доходы от реализации ОС, квартир, МПЗ;
- доходы от сдачи имущества в аренду - по мере начисления, в соответствии с договорами на пользование объектов;
- доходы от продажи ценных бумаг.

2.14. Добавочный и резервный капитал
Общество создает резервный капитал, предназначенный для покрытия потерь, которые хотя и не определены конкретно, но могут иметь место в хозяйственном обороте. Резервный капитал создается за счет чистой прибыли в размере 5% от чистой прибыли согласно Уставу ОАО "Самараэнерго".
2.15. Изменения в учетной политике
В течение 2006 года были внесены изменения в учетную политику, связанные с ликвидацией филиалов (Приказ № 67а от 10.05.2006).
2.16. Сравнительные данные
Сравнительные данные в отчетности за 2006 год сформированы путем корректировки данных заключительной отчетности за 2005 год для приведения их в соответствие с изменениями в формах отчетности за 2006 год.

6.2. Анализ динамики результатов деятельности и финансового положения компании (в том числе анализ структуры и динамики чистых активов) за последние 3 года.

		2004 год	2005 год	2006 год
Выручка по отгрузке, в т.ч.	тыс.руб.	22 791 065	25 649 889	21 684 415
Себестоимость , в т.ч.	тыс.руб.	20 824 129	24 103 399	21 419 098
Валовая прибыль	тыс. руб.	1 966 936	1 546 490	265 317
Прибыль до налогообложения	тыс. руб.	1 106 582	841 843	556 432
Чистая прибыль	тыс.руб.	440 197	760 729	-264 317

Финансовые показатели	Значение показателя			
Показатели ликвидности	2004	2005	2006	рекомендуемое значение
Коэффициент абсолютной ликвидности	2,271	1,040	1,21	0,2-0,5
Коэффициент срочной ликвидности	2,979	2,396	1,83	>1
Коэффициент текущей ликвидности	3,795	2,525	2,07	1-2
Показатели финансовой устойчивости				
Коэффициент финансовой независимости	0,922	0,901	0,63	0,5-0,8
Показатели рентабельности				
Рентабельность продаж 8,63%	6,03%	1,22%		
Рентабельность собственного капитала	1,78%	3,04%	-12,66%	
Рентабельность активов 4,15%	3,05%	-7,9%		
Показатели деловой активности				
Динамика дебиторской задолженности	-25,6%	241,0%	21,8%	
Динамика кредиторской задолженности	52,2%	44,7%	56,2%	
Соотношение дебиторской и кредиторской задолженности	0,713	1,680	0,65	

Значения относительных финансовых показателей не ниже рекомендуемых значений. Анализ показателей ликвидности и финансовой устойчивости за период с начала 2004 г. позволяет сделать вывод о стабильном финансовом состоянии компании.

В рассматриваемый период по результатам экспресс-анализа (в соответствии с Методикой рейтингования дочерних и зависимых обществ РАО "ЕЭС России"), компания имеет устойчивое финансовое положение, что сохраняется на протяжении последних нескольких лет.

	на 01.01.2006	на 31.12.2006	отклонение абс.	%
Активы	27 998 258,00	3 554 179,00	-24 444 079,00	-12,69
Нематериальные активы	43 835,00	1 740,00	-42 095,00	-3,97
Основные средства	1 789 091,00	62 049,00	-1 727 042,00	-3,47
Незавершенное строительство	255 936,00	3 333,00	-252 603,00	-1,30
Долгосрочные финансовые вложения	19 127 932,00	702 891,00	-18 425 041,00	-3,67
Прочие внеоборотные активы (включая величину отложенных н алоговых активов)	23 951,00	6 116,00	-17 835,00	-25,54
Запасы	95 221,00	30 731,00	-64 490,00	-32,27
НДС по приобретенным ценностям	251 000,00	244 991,00	-6 009,00	-97,61
Дебиторская задолженность	3 629 067,00	1 011 502,00	-2 617 565,00	-27,87
Краткосрочные финансовые вложения	2 134 077,00	1 185 483,00	-948 594,00	-55,55
Денежные средства	648 148,00	305 343,00	-342 805,00	-47,11
Прочие оборотные активы	0,00	0,00	0,00	0,00
Пассивы	2 677 770,00	1 234 731,00	-1 443 039,00	-46,11
Долгосрочные обязательства по займам и кредитам	1 984,00	0,00	-1 984,00	0,00
Прочие долгосрочные обязательства (включая резерв по сомнительным долгам)	0,00	0,00	0,00	0,00
Краткосрочные обязательства по займам и кредитам	300 370,00	0,00	-300 370,00	0,00
Кредиторская задолженность	2 160 213,00	1 214 270,00	-945 943,00	-56,21
Задолженность учредителям по выплате доходов	215 203,00	20 461,00	-194 742,00	-9,51
Резервы предстоящих расходов и платежей	0,00	0,00	0,00	0,00
Чистые активы	25 320 488,00	2 319 448,00	-23 001 040,00	-9,16
Уставный капитал	4 088 730,00	889 952,00	-3 198 778,00	-21,77
Разность между ЧА и УК	21 231 758,00	1 429 496,00	-19 802 262,00	-6,73

6.3. Бухгалтерский баланс Общества за отчетный период.

БУХГАЛТЕРСКИЙ БАЛАНС

по внутреннему стандарту РАО "ЕЭС России"

на 31 декабря 2006 года		Форма N1 по ОКУД	0710001
		Дата [год, месяц, число]	2006\12\31
Организация	САМАРАЭНЕРГО	по ОКПО	102504
Идентификационный номер налогоплательщика		ИНН	6315222985
Вид деятельности	промышленность	по ОКВЭД	40.10
Организационно-правовая форма \ форма собственностипо		ОКОПФ\ОКФС	47\34
Единица измерения	тыс.руб	по ОКЕИ	384
443100 г.Самара, ул.Маяковского, д.15			

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ				
Нематериальные активы		110	43 835	1 740
в том числе: права на патенты, программы, товарные знаки (знаки обслуживания),				
иные аналогичные с перечисленными права и активы		111	57	46
организационные расходы		112	-	-
деловая репутация организации		113	-	-
другие виды нематериальных активов		114	-	-
результаты НИОКР		1 15	43 778	1 694
Основные средства		120	1 789 091	62 049
в том числе: земельные участки и объекты природопользования		121	12	40
здания, машины и оборудование, сооружения		122	1 776 434	55 907
другие виды основных средств		123	12 645	6 102
Незавершенное строительство		130	255 936	3 333
в том числе оборудование к установке		13001	-	-
вложения во внеоборотные активы		13002	255 936	3 333
Доходные вложения в материальные ценности		135	-	-
в том числе: имущество для передачи в лизинг		136	-	-
имущество предоставляемое по договору аренды		137	-	-
Долгосрочные финансовые вложения в том числе:		140	19 127 932	702 891
инвестиции в дочерние общества		141	18 022 452	467
инвестиции в зависимые общества		142	1 066	1 066
инвестиции в другие организации		143	3 235	826
займы,предоставленные организациям на срок более 12 месяцев		144	-	-
прочие долгосрочные финансовые вложения		145	1 101 179	700 532
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ				
Деловая репутация дочерних обществ		146	-	-
Оценка участия головной организации в зависимом обществе		147	-	-
Отложенные налоговые активы		148	23 951	6 116
Прочие внеоборотные активы		150	-	-
ИТОГО по разделу I		190	21 240 745	776 129

II. ОБОРОТНЫЕ АКТИВЫ

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
Запасы		210	95 221	30 731
в том числе: сырье, материалы и другие аналогичные ценности		211	15 366	10 596
из них: мазут		21101	-	-
уголь		21102	-	-
дизельное топливо		21103	-	-
другое технологическое топливо		21104	-	-
запасные части		21105	4 279	5 160
прочие сырье и материалы		21107	11 087	5 436
животные на выращивании и откорме		212	-	-
затраты в незавершенном производстве		213	-	-
готовая продукция и товары для перепродажи		214	65	134
товары отгруженные		215	-	-
расходы будущих периодов		216	79 790	20 001
прочие запасы и затраты		217	-	-
Налог на добавленную стоимость по приобретенным ценностям		220	251 000	244 991
из них НДС при покупках электроэнергии через ФОРЭМ		22001	2 031	15 736
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)		230	2 975 355	24 184
в том числе: покупатели и заказчики		231	9 146	-
из них: финансируемые из федерального бюджета		23101	-	-
финансируемых из бюджетов субъектов РФ		23102	-	-
финансируемых из местных бюджетов		23103	-	-
другие покупатели и заказчики		23104	9 146	-
векселя к получению		232	-	-
задолженность дочерних и зависимых обществ		233	2 893 121	-
авансы выданные		234	4 903	-
прочие дебиторы		235	68 185	24 184
из них:				

задолженность по договорам долевого участия		23501	-	-
беспроцентные векселя		23502	-	-
другие дебиторы		23503	68 185	24 184
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)		240	653 712	766 511
в том числе:				
покупатели и заказчики		241	213 513	268 900
из них:				
при продаже электроэнергии через ФОРЭМ внутри группы		24101	-	-
посредники при продаже электрической и тепловой энергии		24102	-	-
организации, финансируемые из федерального бюджета		24103	4 206	4 954
организации, финансируемые из бюджетов РФ		24104	-	-
организации, финансируемые из местных бюджетов		24105	24 199	9 832
прочие потребители электрической и тепловой энергии		24106	118 772	160 781
задолженность по абонентной плате		24107	-	-
другие покупатели и заказчики		24108	66 336	93 333

АКТИВ	Приме-чание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
векселя к получению		242	-	-
задолженность дочерних и зависимых обществ		243	278	-
задолженность участников (учредителей) по взносам в уставный капитал		244	-	-
авансы выданные		245	105 333	69 059
в том числе:				
поставщикам электрической и тепловой энергии		24501	1 877	9 147
поставщикам топлива		24502	514	755
поставщикам материалов		24503	5 325	514
строительным организациям		24504	44 240	11 362
ремонтным организациям		24505	14	64
поставщикам услуг		24506	34 858	35 572
прочие авансы выданные		24507	18 505	11 645
прочие дебиторы		246	334 588	428 552
в том числе:				
по пеням, штрафам, неустойкам по договорам		24601	39 320	21 405
переплата по налогам в федеральный бюджет		24602	60 371	211 330
переплата по налогам в бюджеты субъектов РФ		24603	27 934	23 665
переплата по налогам в местные бюджеты		24604	36 935	39 848
переплата по платежам в государственные внебюджетные фонды		24605	9	162
задолженность перед РАО "ЕЭС России" по инжиниринговым услугам		24607	-	-
задолженность РАО "ЕЭС России" по инжиниронговым услугам		24608	-	-
задолженность перед РАО "ЕЭС России" по ПИР		24609	-	-
задолженность РАО "ЕЭС России" по ПИР		24610	-	-
расчеты по приобретению акций		24612	-	-
беспроцентные векселя		24613	-	-
другие дебиторы		24611	170 019	132 142
Краткосрочные финансовые вложения		250	2 134 077	1 185 483
в том числе:				
займы, предоставленные организациям на срок менее 12 месяцев		251	-	-
прочие краткосрочные финансовые вложения		253	2 134 077	1 185 483
Денежные средства		260	648 148	305 343
в том числе:				
касса		261	49	-
расчетные счета		262	414 740	237 652
валютные счета		263	-	-
прочие денежные средства		264	233 359	67 691
в том числе:				
специальные счета в банках		26401	233 341	67 686
денежные документы		26402	13	5
переводы в пути		26403	5	-
Прочие оборотные активы		270		
в том числе:				
внутрихозяйственные расчеты по текущим операциям		27002	-	-
внутрихозяйственные расчеты по строительству		27003	-	-
внутрихозяйственные расчеты по ПИР		27004	-	-
внутрихозяйственные расчеты по смете защиты объектов		27006	-	-
внутрихозяйственные расчеты по НДС		27007	-	-
другие оборотные активы		27005	-	-
ИТОГО по разделу II		290	6 757 513	2 557 243
Баланс		300	27 998 258	3 333 372

ПАССИВ	Приме-чание	Код	На начало отчетного года	На конец отчетного года
1	А	2	3	4
III.КАПИТАЛ И РЕЗЕРВЫ				
Уставный капитал		410	4 088 730	889 952
в том числе:				
в акциях привилегированных		41001	522 144	5 220
в акциях обыкновенных		41002	3 566 586	884 732
Собственные акции, выкупленные у акционеров		415	(97 026)	-
Добавочный капитал		420	2 267 806	1 162 666
Расчеты по выделенному имуществу		423	-	-
Резервный капитал		430	204 437	204 437
в том числе:				
резервы, образованные в соответствии с законодательством		431	204 437	204 437
резервы, образованные в соответствии с учредительными документами		432	-	-
Целевое финансирование		450	-	-
Нераспределенная прибыль (непокрытый убыток)				
Нераспределенная прибыль прошлых лет		460	18 697 271	95 235
Непокрытый убыток прошлых лет		465	-	-
Нераспределенная прибыль отчетного года		470	-	-
Непокрытый убыток отчетного года		475	-	(264 317)
ИТОГО по разделу III		490	25 161 218	2 087 973
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ				
Деловая репутация дочерних обществ		495	-	-
Доля меньшинства		500	-	-
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Займы и кредиты		510	1 984	-
в том числе:				
кредиты банков, подлежащие погашению более, чем через 12 месяцев после отчетной даты		511	-	-
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты		512	1 984	-
Отложенные налоговые обязательства		515	82 233	8 419
Прочие долгосрочные обязательства		520	-	-
в том числе:				
кредиторская задолженность поставщиков и подрядчиков		52001	-	-
кредиторская задолженность перед социальными фондами		52002	-	-
в том числе:				
Пенсионному фонду РФ		52003	-	-
Фонду обязательного медицинского страхования		52004	-	-
Фонду занятости		52005	-	-
Фонду социального страхования		52006	-	-
по пеням и штрафам в государственные внебюджетные фонды		52007	-	-
кредиторская задолженность перед бюджетом (реструктуризированные налоги)		52008	-	-
из нее:				
федеральному бюджету		52009	-	-
бюджетам субъектов РФ		52010	-	-
местным бюджетам		52011	-	-

ПАССИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
кредиторская задолженность по налогу на прибыль по базе переходного периода из нее:		52020	-	-
федеральному бюджету		52021	-	-
бюджетам субъектов РФ		52022	-	-
местным бюджетам		52023	-	-
прочие долгосрочные обязательства		52012	-	-
ИТОГО по разделу IV		590	84 217	8 419
V .КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА				
Займы и кредиты		610	300 370	-
в том числе:				
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты		611	300 370	-
займы, подлежащие погашению в течение 12 месяцев после отчетной даты		612	-	-

ПАССИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	A	2	3	4
Кредиторская задолженность		620	2 160 213	1 214 270
в том числе:				
поставщики и подрядчики		621	380 487	48 020
из них:				
поставщикам электроэнергии через ФОРЭМ		62101	-	-
прочим поставщикам электрической и тепловой энергии		62102	13 317	14 405
поставщикам газа		62103	65 820	-
поставщикам мазута		62104	-	-
поставщикам угля		62105	-	-
поставщикам иного топлива		62112	102	270
строительным организациям		62106	30 424	-
ремонтным организачиям 62107		157 446	173	-
по абонентной плате РАО "ЕЭС России"		62108	-	-
задолженность Концерну Росэнергоатом		62110	-	-
задолженность АЭС		62111	-	-
другим поставщикам и подрядчикам		62109	113 378	33 172
по абонентной плате ОАО "СО ЦДУ ЕЭС"		62113	-	-
по абонентной плате ОАО "ФСК"		62114	-	-
векселя к уплате		622	-	-
задолженность перед дочерними и зависимыми обществами		623	110 038	-
задолженность по оплате труда перед персоналом		624	305 556	16 692
в том числе:				
текущая		62401	305 556	16 692
просроченная		62402	-	-
задолженность перед государственными и внебюджетными фондами		625	75 025	4 292
в том числе:				
Пенсионному фонду РФ		62501	60 000	3 592
Фонду обязательного медицинского страхования		62502	8 213	545
Фонду занятости		62503	-	-
Фонду социального страхования		62504	6 804	155
по пеням и штрафам в государственные внебюджетные фонды		62505	8	-
задолженность по налогам и сборам		626	229 326	701 977
задолженность перед бюджетом текущая		62610	229 326	701 977
в том числе:				
федеральному бюджету		62601	12 917	165 217
бюджетам субъектов РФ		62602	191 705	457 452
местным бюджетам		62603	24 704	79 308
задолженность перед бюджетом по налогу на прибыль по базе переходного периода		62620	-	-
в том числе:				
федеральному бюджету		62621	-	-
бюджетам субъектов РФ		62622	-	-
местным бюджетам		62623	-	-
авансы полученные		627	405 858	345 556
в том числе:				
от потребителей электроэнергии через ФОРЭМ		62701	-	-
от других потребителей электрической и тепловой энергии		62702	342 352	345 547
прочие полученные авансы		62703	63 506	9
прочие кредиторы		628	653 923	97 733
в том числе:				
НДС в неоплаченной продукции		62801	620 139	34 206
задолженность внебюджетному фонду НИОКР		62802	-	-
задолженность перед РАО "ЕЭС России" по инжиниринговым услугам		62804	-	-
задолженность РАО "ЕЭС России" по инжиниринговым услугам		62805	-	-
задолженность перед РАО "ЕЭС России" по ПИР		62806	-	-
задолженность РАО "ЕЭС России" по ПИР		62807	-	-
другие кредиторы		62808	33 784	63 527

ПАССИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	A	2	3	4
Задолженность участникам (учредителям) по выплате доходов		630	215 203	20 461
Доходы будущих периодов		640	77 037	2 249
Резервы предстоящих расходов и платежей		650	-	-
Прочие краткосрочные обязательства		660	-	-
в том числе:				
внутрихозяйственные расчеты по текущим операциям		66002	-	-
внутрихозяйственные расчеты по строительству		66003	-	-

ПАССИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	A	2	3	4
внутрихозяйственные расчеты по ПИР		66004	-	-
внутрихозяйственные, расчеты по смете защиты объектов		66006	-	-
внутрихозяйственные расчеты по НДС		66007	-	-
другие краткосрочные обязательства		66005	-	-
ИТОГО по разделу V		690	2 752 823	1 236 980
БАЛАНС		700	27 998 258	3 333 372

Справка о наличии ценностей, учитываемых на забалансовых счетах

АКТИВ	Примечание	Код	На начало отчетного года	На конец отчетного года
1	A	2	3	4
Арендованные основные средства		910	2 497 100	195 818
в том числе по лизингу		911	40 978	-
Товарно материальные ценности, принятые на ответственное хранение		920	4 077	-
Материалы, принятые в переработку		925	-	-
Товары, принятые на комиссию		930	-	-
Оборудование, принятое для монтажа		935	-	-
Списанная в убыток задолженность неплатежеспособных дебиторов		940	566 989	573 445
Обеспечение обязательств и платежей полученные		950	43 419	-
Обеспечение обязательств и платежей выданные		960	-	-
Износ основных средств		970	6 176	-
Износ объектов внешнего благоустройства и других аналогичных объектов		980	-	-
Бланки строгой отчетности		990	-	-
Основные средства, сданные в аренду		992	-	-
Имущество, находящееся в федеральной собственности		993	-	-
Нематериальные активы, полученные в пользование		995	-	-
Имущество, переданное в уставный капитал в оплату приобретаемых акций		997	-	-

6.4 Отчет о прибылях и убытках Общества за отчетный период

Отчет о прибылях и убытках

за 12 месяцев 2006 года

Форма N2 по

ОКУД		0710002
	Дата (год, месяц, число)	2006\12\31
Организация САМАРАЭНЕРГО	по ОКПО	102504
Идентификационный номер налогоплательщика	ИНН	6315222985
Вид деятельности	по ОКДП	40.10

Организационно-правовая форма		
\ форма собственности	по ОКОПФ\ОКФС	47\34
Единица измерения тыс. руб.	по ОКЕИ	384

443100 г.Самара, ул.Маяковского, д.15

Наименование показателя	При-меча- ние	Код стр.	За отчетный период	За аналогичный период предыдущ. года
Доходы и расходы по обычным видам деятельности				
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей),		010	21 684 415	25 649 889
электроэнергии внутренним потребителям		011	-	16 780 626
электроэнергии на экспорт		012	-	-
теплоэнергии		013	-	6 722 280
абонентной платы (для РАО "ЕЭС России")		014	-	-
выручка от транспортировки электро- и теплоэнергии		018	-	-
электроэнергии для сбытовых компаний		019	20 729 353	-
прочих товаров, продукции, работ, услуг промышленного характера		015	1 624	2 077 209
прочих товаров, продукции, работ, услуг непромышленного характера		016	39 772	69 774
товаров, продукции, работ, услуг по основной деятельности (для институтов)		017	-	-
доходы от участия в других организациях		032	-	-
электроэнергии (мощности) через НОРЭМ		034	913 666	-
Себестоимость проданных товаров,продукции работ, услуг в том числе проданных:		020	(21 419 098)	(24 103 399)
электроэнергии внутренним потребителям		021	-	(16 531 602)
электроэнергии на экспорт		022	-	-
теплоэнергии		023	-	(6 329 762)
абонентной платы (для РАО "ЕЭС России")		024	-	-
транспортировка электро- и теплоэнергии		028	-	-
электроэнергиии сбытовыми компаниями		031	(17 409 562)	-
прочих товаров, продукции, работ, услуг промышленного характера		025	(1 243)	(1 111 943)
прочих товаров, продукции, работ, услуг непромышленного характера		026	(34 557)	(130 092)
товаров, продукции, работ, услуг по основной деятельности (для институтов)		027	-	-
расходы от участия в других организациях		033	-	-
электроэнергии (мощности) через НОРЭМ		035	(3 973 736)	-
Валовая прибыль		029	265 317	1 546 490
Коммерческие расходы		030	-	-
Управленческие расходы,		040	-	-
Прибыль (убыток) от продаж				
Прочие доходы и расходы		050	265 317	1 546 490
Проценты к получению		060	9 886	18 125
Проценты к уплате		070	(2 046)	(370)
Доходы от участия в других организациях		080	11 650	4 640
Прочие доходы,		090	3 884 581	10 944 133
Прочие расходы		100	(3 612 956)	(11 665 199)
Прибыль (убыток) до налогообложения		140	556 432	847 819
Отложенный налоговый актив		143	(400)	8 675
Отложенное налоговое обязательство		144	(890)	(145 181)
Текущий налог на прибыль		145	(80 131)	(466 217)
Иные аналогичные обязательные платежи		146	(739 328)	515 633
Налог на прибыль и иные аналогичные обязательные платежи		*150*	(820 749)	(87 090)
Прибыль (убыток) от обычной деятельности		160	(264 317)	760 729
ДЛЯ СВОДНОЙ ОТЧЕТНОСТИ				
Капитализированный доход (убыток)		184	-	-
Доля меньшинства		185	-	-
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода				
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода		19010	(264 317)	760 729

Наименование показателя	При-меча- ние	Код стр.	За отчетный период	За аналогичный период предыдущ. года
1	А	2	3	4
СПРАВОЧНО ТОЛЬКО ДЛЯ СТРУКТУРНЫХ ПОДРАЗДЕЛЕНИЙ РАО "ЕЭС РОССИИ"				
V. Внутрихозяйственные расчеты				
Прибыль, полученная от представительств и филиалов РАО "ЕЭС России" в том числе из строк				
стр. 140 Прибыль (убыток) до налогообложения		19011	-	-
стр. 150 Налог на прибыль и иные аналогичные обязательные платежи...		19012	-	-
		19013	-	-
		19014		
Чистая прибыль (нераспределенная прибыль(убыток) отчетного периода с учетом полученной от филиалов и Представительств (19011+19012+19013+19014)		19020	-	-
Прибыль, переданная представи*тельствами* и филиалами в РАО "ЕЭС России" в том числе: из строк				
стр. 140 Прибыль (убыток) до налогообложения		9031	-	-
стр. 150 Налог на прибыль и иные аналогичные обязательные платежи...		19032	-	-
		19033	-	-
		19034	-	-
Чистая прибыль (нераспределенная прибыль (убыток) отчетного периода с учетом переданной в РАО "ЕЭС России" (19031+19032+19033+19034)		19040	-	-
Чистая прибыль (нераспределенная прибыль(убыток) отчетного периода (19010+19020-19040)		190	(264 317)	760 729

(руб.)

Наименование показателя	При-меча- ние	Код стр.	За отчетный период	За аналогичный период предыдущ. года
1	А	2	3	4
СПРАВОЧНО.				
Постоянные налоговые обязательства (активы)		200	(52 124)	399 246
Базовая прибыль (убыток) на акцию		201	0.0000	0.2020
Разводненная прибыль (убыток) на акцию		202	0.0000	0.2020

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	При-меча- ние	Код стр.	За отчетный период	За аналогичный период предыдущ. года
1	А	2	3	4
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании				
прибыль		210	1 263	1 940
убыток		211	1 451	422
Прибыль (убыток) прошлых лет				
прибыль		220	9 833	220 719
убыток		221	54 170	107 305
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств				
прибыль		230	-	9
убыток		231	1 731	4 642
Курсовые разницы по операциям *в* иностранной валюте				
прибыль		240	-	-
убыток		24	-	1
Отчисления в оценочные резервы				
убыток		250	224 502	890 010
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности				
прибыль		260	13	2 936
убыток		261	6 456	76 889

Расшифровка формы №2 "Отчет о прибылях и убытках" по внутреннему стандарту РАО "ЕЭС России" за 2006 год

Наименование показателя	При-меча-ние	Код стр.	За отчетный период	За аналогичный период предыдущ. года
1	А	2	3	4
Проценты к уплате		07	2 046	370
в том числе:				
Проценты по кредитам, займам		07003	2 046	370
Прочие проценты к уплате (проценты по векселям, облигациям и т.п.)		07004	-	-
Прочие доходы		09000	3 884 581	10 944 133
в том числе:				
От реализации основных средств, кроме квартир		09001	90	1 526 771
От реализации квартир		09002	-	4 675
От реализации МПЗ		09003	2 950	460 275
От реализации валюты		09004	-	-
От реализации НМА		09005	-	-
От продажи ценных бумаг		09006	2 885 700	6 757 671
От реализации других активов		09007	498	783 925
От совместной деятельности		09009	-	-
Прибыль 2005 г., выявленная в отчетном периоде		2001	5 122	-
Прибыль 2004 г., выявленная в отчетном периоде		12002	1 310	196 403
Прибыль 2003 г., выявленная в отчетном периоде		12003	3 401	275
Прибыль до 01.01.2003 г., выявленная в отчетном периоде		12004	-	24 041
Пени, штрафы и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании		12005	1 263	1 940
Кредиторская задолженность более трех лет		12008	13	2 936
Курсовые разницы		12009	-	-
Имущество, оказавшееся в излишке по рез. инвентаризации		12010	1 845	4 987
Безвозмездно полученные активы, кроме ОС и НМА		12011	20 892	-
Доход от безвозмездно полученных ОС, определяемый в установленном порядке		12012	-	19 869
Суммовые разницы		12013	9	68
стоимость материальных ценностей, остающихся от списания в результате чрезвычайных ситуаций непригодных к восстановлению и дальнейшему использованию активов		17032	-	-
Прочие доходы		12014	961 488	1 160 297

Наименование показателя	При-меча-ние	Код стр.	За отчетный период	За аналогичный период предыдущ. года
1	А	2	3	4
Прочие расходы		10	3 612 956	11 665 199
в том числе:				
От реализации основных средств, кроме квартир		10001	36	1 409 420
От реализации квартир		10002	-	4 350
От реализации МПЗ		10003	3 187	485 158
От реализации валюты		110004	-	-
От реализации НМА		10005	-	-
От продажи ценных бумаг		10006	2 931 051	6 677 532
От реализации других активов		10007	49	784 163
Налог на милицию		10011	-	-
Налог на перепродажу автомобилей		10013	-	-
Налог на уборку территории		10014	-	-
Налог на рекламу		10015	-	-
Дополнительный платеж в бюджет по налогу на прибыль		10016	-	(1 201)
Налог на операции с ценными бумагами		10026	-	-
Сбор за наименование "Россия"		10028	-	-
Другие налоги		10017	50	-
Услуги банков		10018	68 723	116 929
Содержание законсервированных объектов		10019	-	932
Аннулированные производственные заказы		10020	-	-
Затраты на производство, не давшее продукции		10021	-	-
Затраты по обслуживанию ценных бумаг		10022	-	-
Резерв по сомнительным долгам		10024	224 502	890 010
Резерв под обесценение финансовых вложений		10025	-	-
Резерв под снижение стоимости материальных ценностей		10029	-	-
Резерв по прекращаемой деятельности 10030		-	-	
Резерв по прочим условным обязательствам		10031	-	-
Выбытие активов без дохода		10032	353	12 735
НДС по безвозмездно переданному имуществу		10033	-	-
Передача имущества в муниципальную собственность		10034	961	7 308
Убыток 2005 г., выявленный в отчетном периоде		13001	22 840	-
Убыток 2004 г., выявленный в отчетном периоде		13002	29 139	18 986
Убыток 2003 г., выявленный в отчетном периоде		13003	2 191	4 166
Убыток до 01.01.2003 г., выявленный в отчетном периоде		13004	-	84 153
Пени, штрафы и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании		13005	1 451	422
Госпошлины по хозяйственным договорам		13007	-	200
Дебиторская задолженность более трех лет		13008	6 456	76 889
Курсовые разницы		13009	-	1
Судебные издержки		13010	1 201	156
Суммовые разницы		13011	-	61
Хищения, недостачи		13021	1 839	348
Списание МПЗ сверх норм естественной убыли		13022	-	-
Издержки по исполнительному производству		13024	-	-
Содержание социальной сферы за счет прибыли		13026	175	6 384
Погашение стоимости квартир работников		13027	18	294
Расходы на проведение спортивных мероприятий		13030	676	2 347
Расходы на проведение культурно-просветительных мероприятий		13031	23	5 697
Расходы на благотворительность		13032	-	3 208
Стоимость утраченных материально - производственных ценностей		18001	-	-
убытки от списания из за чрезвычайных событий		18002	-	-
Другие расходы		13029	318 035	1 074 551

Наименование показателя	При-меча-ние	Код стр.	За отчетный период	За аналогичный период предыдущ. года
1	А	2	3	4
Налог на прибыль и иные аналогичные обязательные платежи		15000	820 749	87 090
в том числе:				
Условный расход (доход)		15071	133 545	203 478
Налог на прибыль на базе переходного периода		15005	-	-
Постоянные налоговые обязательства		15006	(52 124)	399 245
Списание ОНО		15007	(4 350)	(728 135)
Списание ОНА		15008	9 836	45 501
Штрафы ГНИ,		15010	(558)	(423)
из них:				
по налогу на прибыль		15011	-	(976)
по НДС		15012	(555)	596
по налогу на имущество		15013	73	34
по прочим налогам		15014	24	(77)
Пени ГНИ		15020	37 797	127 873
из них:				
по налогу на прибыль		15021	23 415	1 187
по НДС		15022	(1 053)	1 419
по налогу на имущество		15023	8 761	10 143
по прочим налогам		15024	6 674	115 124
Пени ГНИ реструктурированные (признанные в отчетном году)		15050	-	-
из них:				
по налогу на прибыль		15051	-	-
по НДС		15052	-	-
по налогу на имущество		15053	-	-
по прочим налогам		15054	-	-
Штрафы в государственные внебюджетные фонды,		15030	3	-
из них:				
Пенсионный фонд РФ		15031	-	-
Фонд социального страхования		15032	3	-
Фонд обязательного медицинского страхования		15033	-	-
Фонд занятости		15034	-	-
Пени в государственные внебюджетные фонды,		15040	142	95
из них:				
Пенсионный фонд РФ		15041	58	57
Фонд социального страхования		15042	67	23
Фонд обязательного медицинского страхования		15043	17	15
Фонд занятости		15044	-	-
Пени в государственные внебюджетные фонды, реструктурированные (признанные в отчетном году)		15060	-	-
из них:				
Пенсионный фонд РФ		15061	-	-
Фонд социального страхования		15062	-	-
Фонд обязательного медицинского страхования		15063	-	-
Фонд занятости		15064	-	-
Прочие обязательные платежи		15045	696 458	39 457
Прибыль при списании реструктуризированных пеней по налогам		15070	-	-

6.5. Заключение аудитора Общества



Случалось ли вам когда-нибудь наблюдать закат солнца на море, когда верхний край его исчезает за горизонтом? По всей вероятности, вы видели это не раз. Но заметили ли вы дивное явление, которое совершается в мгновение, когда при совершенно безоблачном небе солнце бросает свой последний луч? Если вы этого явления не видели, то в первый раз, как вам представится случай наблюдать его - а такие случаи бывают очень редко, - вы увидите, что последний солнечный луч будет не красного цвета, как это можно было бы предположить, а ярко-зеленого. Цвет этого луча так красив, что ни один художник не может составить для него краску на своей палитре и его нельзя сравнить ни с одним из тех зеленых цветов, в которые окрашено бесконечное множество растений, а также море, как бы ни были прозрачны его воды: если есть в раю зеленый цвет, то он именно такой: истинный цвет надежды.

(Жюль Верн, Зеленый луч)


а д е ж д а
ие
обуждение
жидание
О С В Е Ж А Ю Щ И

Изумрудная зелень ярко освещенной сзади травы особенно хороша, когда она видна на темном фоне, а наблюдатель находится в тени. Кажется, что каждая былинка буквально освещена зеленым огнем изнутри. Падающий на нее свет рассеивается миллионами крошечных зерен, и былинка отбрасывает поток света в сторону, к нашему глазу.







требовательность

уверенность

юность

самостоятельный

САМАРАЭНЕРГО

Распределение прибыли и дивидендная политика. Инвестиционная деятельность.



7. Распределение прибыли и дивидендная политика.

В соответствии с решениями общих собраний акционеров Общества прибыль распределялась следующим образом:

Распределение прибыли Общества (тыс. руб.)	ГОСА по итогам 2003 года	ГОСА по итогам 2004 года	ВОСА от 31.12.2005 года (принято решение о выплате дивидендов	ГОСА по итогам 2005 года
Нераспределенная прибыль	253 450	440 197	-	540 727
Резервный фонд	73 084	2 987	-	-
Фонд накопления	-	-	-	-
Дивиденды	180 366	145 330	220 002	11 027
Прочие цели	-	291 880 (инвестиции)	529 700 (инвестиции)	-

Дивидендная история Общества за последние 3 года.

Размер дивиденда на

	2003 год (за 2002)	2004 год (за 2003)	2005 год (за 2004)	2005 год (за 9 м-в	2006 год (за 2005)
1 обыкакц, руб.	0,027786	0,044113	0,034438	0,053807	-
Размер дивиденда на 1 привакц, руб.	0,027786	0,044113	0,0431	0,053807	0,21125
Общая сумма начисленных дивидендов, тыс. руб.	111 950	180 366	145 330	220 002	11 027
Общая сумма выплаченных дивидендов, тыс. руб.	28 221,8	83 504,7	65 921,3	91 932,6	7 892,1
Дивидендная доходность 1 обык. акции, %	1,4	1,3	0,9	1,3	-
Дивидендная доходность 1 прив. акции, %	1,7	2,2	2,5	1,5	-

Информация о доходности дивидендных выплат за 2006 год не предоставляется , в связи с прекращением торгов на фондовых биржах обыкновенными и привилегированным акциями ОАО "Самараэнерго" в апреле 2006 года, и соответственно, отсутствием курсовой стоимости акций.

Выплата дивидендов в неполном объеме произошла по следующим причинам:

Неверные, неполные либо устаревшие данные о реквизитах банковского счета акционера, который он указал в анкете зарегистрированного лица для получения дивидендов;

Неверные, неполные либо устаревшие данные о почтовом адресе акционера, который он указал в анкете зарегистрированного лица для получения дивидендов почтовым переводом.

8. Инвестиционная деятельность

8.1.Инвестиции Общества, в том числе направляемые на реконструкцию и техническое перевооружение.

График объемов инвестиций за 2004 - 2006 гг. ОАО "Самараэнерго":



2 500 000
2 000 000
500 000
000 000
500 000
0
Инвестиции - всего с НДС, тыс.руб.
в т.ч на реконструкцию и техническое перевооружение
2004год
2005год
2006год

Объем инвестиций составляет по годам: 2004 год - 1 487 912 тыс.руб. (в т.ч на реконструкцию и техническое перевооружение 1 105 033 тыс.руб.); 2005 год - 2 072 494 тыс.руб. (в т.ч на реконструкцию и техническое перевооружение - 1 561 013 тыс.руб); 2006 год - 40 462 тыс. руб. (в т.ч. на реконструкцию и техническое перевооружение - 39 846 тыс.руб.)

8.2. Структура капиталовложений по направлениям: электростанции, электрические сети всех классов напряжений, тепловые сети, оборудование не требующее монтажа и не входящее в сметы строек, проектно-изыскательские работы для строительства будущих лет, непроизводственное строительство, прочие объекты.

Динамика структуры инвестиций по направлениям за 2004-2006 годы:

2004 год



18% электрические сети
37% тепловые электростанции
14% оборудование, не требующее монтажа
14% тепловые сети
10% прочие вложения
3% проектно-изыскательские работы для строительства будущих лет
4% непроизводственное развитие

2005 год



21% электрические сети
33% тепловые электростанции
18% тепловые сети
11% оборудование, не требующее монтажа
14% прочие вложения
3% проектно-изыскательские работы для строительства будущих лет
4% непроизводственное развитие

2006 год



10% прочие вложения
90% оборудование, не требующее монтажа

8.3. Источники финансирования инвестиционных программ

(прибыль, амортизационные отчисления, прочие).
Основными источниками финансирования инвестиционной программы ОАО "Самараэнерго" являются собственные средства.
Освоение инвестиций за 2004 - 2006 гг. (с учетом НДС) по источникам выглядит следующим образом:

	2004г.			2005г.			2006.		
	план	факт	% выполнения	план	факт	% выполнения	план	факт	% выполнения
ВСЕГО, тыс. руб.	1 550 913	1 487 912	96	2 465 981	2 072 494	84	53 440	40 462	76
В т.ч. - за счет собственных средств	1 550 913	1 427 205	92	2 465 960	2 072 473	84	53 440	40 462	76
Амортизационных отчислений	1 486 913	1 381 530	93	1 487 858	1 725 416	116	53 440	40 462	76
прибыли	5 000	827	17	919 102	311 650	34			
прочих источников	59 000	44 848	76	59 000	35 407	60			
- за счет привлеченных источников	0	60 707		21	21	100			
бюджета РФ		21		21	21	100			
средств от долевого участия		60 435							
прочих		251							

Наиболее значительные мероприятия по реконструкции и техническому перевооружению:

2004 год:

- турбина ст.№ 3 Самарской ГРЭС - 12 МВт;
- тепловые сети в гг. Самаре, Новокуйбышевске, Тольятти протяженностью 4,83км;
-трансформатор на ПС 110кВ "Лопатино" мощностью 16т.кВА;
-линии электропередачи протяженностью 153,71км;
- модернизация турбины Т-100 ст.№ 3 ТЭЦ ВАЗа,
-реконструкция КА ст.№ 4 ТП-87 Тольяттинской ТЭЦ;
-реконструкция схемы газоснабжения с газовыми блоками "АМАКС" на КА: ТГМ-84 ст.№ 4 ТЭЦ ВАЗа, ТП-230-2 ст.№ 6 Безымянской ТЭЦ;
-реконструкция градирни № 2 Тольяттинской ТЭЦ,
-реконструкция питания РУСН-6кВ сек.6Р Тольяттинской ТЭЦ,
-реконструкция приборов мехвеличин с внедрением виброконтроля и защиты от вибрации ТГ-8 Тольяттинской ТЭЦ, ТГ-2 НкТЭЦ-2, ТГ-4 Самарской ТЭЦ, ТГ-8 Сызранской ТЭЦ,
-реконструкция паропровода ГПК-3 Новокуйбышевской ТЭЦ-1,
-установка испарителей ИМВ-50 Безымянской ТЭЦ (2 очередь),

2005 год:

- Модернизация ТА ПТ-60-130/13 ст.№ 2 ТЭЦ ВАЗа;
-Бак-аккумулятор запаса подпиточной воды ТЭЦ ВАЗа;
-Реконструкция сетевых трубопроводов БУ ТА ст№ 5 ТЭЦ ВАЗа;
-Реконструкция приборов мехвеличин с внедрением вибромониторинга и защиты по вибрации ТГ-8 ТЭЦ ВАЗа;
-Монтаж 2-й нитки ГПК от секции №3 до ТГ-1 Тольяттинской ТЭЦ;
-Мониторинг ВХР и АСУ ТП Тольяттинской ТЭЦ;
-Реконструкция устройств релейной защиты и автоматики при подключении ВЛ 110кВ КГЛ 1,2 в рассечку ВЛ 110кВ БК-1;
-Реконструкция градирни №3 НкТЭЦ-2;
-Система коммерческого учета тепловой энергии НкТЭЦ-2;
-Внедрение системы вибромониторинга оборудования на ТГ 1-5, ЭК 1-5 Самарской ТЭЦ;
-Монтаж охладительных установок на трубопроводах противодавления турбины Р-50-130/13 ст.№ 5 Самарской ТЭЦ;
-Модернизация с установкой газовых блоков "АМАКС" на КА ТГМ-84 ст.№ 3 ТЭЦ ВАЗа, КА ТГМ-151Б ст.№ 11 Сызранской ТЭЦ, КА НЗЛ-110 ст.№ 5 Самарской ГРЭС;
-Реконструкция береговой насосной станции БТЭЦ;
-Реконструкция тепловых сетей г.Самара, Новокуйбышевск, Тольятти общей протяженностью 5,12км;
-замена трансформаторов напряжением 35кВ и выше общей мощностью 113 тыс.кВА;
-строительство и реконструкция ЛЭП протяженностью 119,2 км.

2006 год:

Наиболее значимыми мероприятиями являются следующие:
- реконструкция здания под гараж в Борском отделении Энергосбыта филиала ОАО "Самараэнерго";
- реконструкция административного здания в Похвистневском отделении Энергосбыта филиала ОАО "Самараэнерго"
- пожарно-охранная сигнализация в Кинельском и Клявлинском отделениях Энергосбыта филиала ОАО "Самараэнерго";
- ремонт административных зданий в г.Самара, г.Жигулевск, г.Кинель, г.Чапаевск, г.Новокуйбышевск, с.Большая Глушица, с.Приволжье, с.Борское, с.Красный Яр.

8.4. Непрофильные финансовые вложения.

ОАО "Самараэнерго" проводится работа по снижению участия в непрофильных видах деятельности с целью минимизации издержек, связанных с владением.
На начало 2006 года сумма долгосрочных финансовых вложений в другие организации составляла 18 180 043 832,72 рублей. На конец 2006 года сумма долгосрочных финансовых вложений в другие организации составила 505 300 373,74 рублей.
15 мая 2006 года акции ОАО "Волжская МРК" и 07 июля 2006 года акции ОАО "Волжская ТГК", которые составляли более 10% всех финансовых вложений ОАО "Самараэнерго", были переданы на основании разделительного баланса ОАО "Самараэнерго" в процессе реорганизации открытому акционерному обществу "Самарская Распределительная Компания" и открытому акционерному обществу "Самарская Территориальная Генерирующая Компания" соответственно.
Решением Комиссии по собственности вложения в "Жигулевскую ГЭС" и РАО "ЕЭС России" признаны профильными вложениями. Общая стоимость таких вложений на конец 2006 года составила 482 021 468, 65 руб.
В 2006 году в соответствии с требованиями п.20 ПБУ 19/02 "Учет финансовых вложений", утвержденного приказом Минфина от 10.12.2002г., ОАО "Самараэнерго" провело годовую переоценку акций РАО "ЕЭС России". Учетная стоимость акций РАО "ЕЭС России" возросла с 1 072 762,88 рублей до 2 517 742,15 рублей. Разница между оценкой финансовых вложений по текущей рыночной стоимости на отчетную дату и учетной стоимостью включена в состав операционных доходов ОАО "Самараэнерго" в размере 1 444 979, 27 рублей.
Помимо акций ОАО РАО "ЕЭС России" была осуществлена переоценка акций ОАО "Жигулевская ГЭС". Учетная стоимость акций ОАО "Жигулевская ГЭС" возросла с 152 218 213,33 рублей до 479 503 726,50 рублей. Разница между оценкой финансовых вложений по текущей рыночной стоимости на отчетную дату и учетной стоимостью включена в состав операционных доходов ОАО "Самараэнерго" в размере 327 285 513,17 рублей.
С целью снижения участия ОАО "Самараэнерго" в непрофильных видах деятельности в 2006 году был продан на аукционе без объявления цены пакет 9 600 000 обыкновенных акций номинальной стоимостью 1 рубль ОАО СК "Энергополис", доля в уставном капитале которого составляла 13,7% (договор купли-продажи ценных бумаг №15 от 08.02.2006 г.).
В процессе ликвидации находится ОАО "Прима-банк". Списание данного вложения может быть произведено только по окончании процесса ликвидации данного общества. Подлежащая к списанию сумма вложения составляет 508 340,14 руб.
Проведение требуемой корпоративными процедурами рыночной оценки в шести обществах невозможно в связи с прекращением деятельности указанных обществ и отсутствием информации о финансовом состоянии указанных обществ.

8.5. Привлечение кредитных ресурсов под инвестиционные проекты.

Кредитные ресурсы под инвестиционные проекты в 2004-2006гг. не привлекались.



голубой

Вся в лазури сегодня явилась
Предо мной царица моя...

(Владимир Соловьев)


овершенство
тельност
шени
пространств
благоразумие
задумчивость

Голубое Солнце 26—28 сентября 1951 г наблюдалось по всей Западной и Центральной Европе. Солнечный свет был тусклым, цве та индиго, близ горизонта Солнце становилось не желтым, а беле сым. Луна и даже звезды показывали синеватую окраску. Вскоре была обнаружена и причина — гигантское облако тончайших маслянистых капель диаметром всею лишь в 0,5 мк, пришедшее вместе с частицами копоти из канадской провинции Альберта, где были лесные пожары. За четыре дня облако достигло Европы, наблюдения с самолетов показали, что облако простиралось до высоты 13 000 м. На редкость таких явлений указывает английская народная присказка «Однажды при синей Луне».



деловые отно

этика

самоуглубление


ть
ь

САМАРАЭНЕРГО

Перспектива технического переоснащения и развития Общества. Развитие сети связи Общества и Internet-технологий. Охрана окружающей среды.

9. Перспектива технического переоснащения и развития Общества.

9.1.Внедрение новых технологий и динамика развития Общества.
В 2006 году реализация целей технической политики ОАО "Самараэнерго" включала в себя решение задач по двум основным направлениям, составляющим единый спектр мероприятий.

I-е направление
Мероприятия по обеспечению надёжности и работоспособности существующего (действующего) оборудования:
1.существующего парка вычислительной техники;
2.средств связи;
3.локально-вычислительных сетей;
4.внедрение информационных технологий и программных средств;
Основными источниками финансирования данных мероприятий являются собственные средства ОАО "Самараэнерго" (амортизации , чистая прибыль).
Их реализация обеспечит в первую очередь решение основной задачи ОАО "Самараэнерго" по надёжности и качеству обслуживания существующих потребителей по договорам электроснабжения, а также создаёт базу для решения задач других направлений.

II-е направление
Мероприятия по расширению рынка сбыта и увеличение объёма отпуска электрической энергии в т.ч. за счёт:
1.Заключение договоров электроснабжения с юридическими лицами
2.Разработки программного обеспечения для выставление счетов бытовым абонентам
3.Эффективное планирование и закупка электрической энергии в условиях перехода к свободному рынку.
Основными источниками финансирования данных мероприятий являются собственные средства ОАО "Самараэнерго" (амортизации , чистая прибыль).
Решение задач данного направления увеличивают объёмы валовой выручки.

9.2. Выполнение программ повышения надежности работы энергосистем (электроснабжения потребителей).

В связи с тем, что ОАО "Самараэнерго" с 01.01.2006 г. прекратило деятельность по производству, передаче и распределению тепловой и электрической энергии, изменились приоритеты в перспективе технического переоснащения и развития Общества.
Основные усилия Общества в свете произведённого реформирования были направлены на развитие систем связи, internet-технологий, автоматизации процесса взаимодействия с потребителями электрической энергии, создания для них максимально комфортных условий.

10. Развитие сети связи Общества и Internet-технологий

В 2006 году сотрудниками отдела автоматизированных систем управления филиала ОАО "Самараэнерго" Энергосбыт обеспечивалась бесперебойная работа локально-вычислительных сетей, сетей связи и информационных ресурсов ОАО "Самараэнерго", филиала Энергосбыт и двадцати его отделений.
Выполнялись работы по развитию и внедрению в системе прогрессивных средств связи , передачи данных и информационных технологий на базе цифровых систем , компьютерной обработки информации, волоконно-оптических линий передачи (ВОЛП).
1.Совместно с сотрудниками ОАО "Волжская ТГК" запущены в промышленную эксплуатацию каналы связи на участках Сызранское отделение Энергосбыта - ОАО "Самараэнерго" и Приволжское отделение Энергосбыта - ОАО "Самараэнерго".
2.Запущен в промышленную эксплуатацию новый корпоративный веб-сайт www.samaraenergo.ru.
3.Для осуществления бесперебойной работы служб, занимающихся оптовыми закупками электроэнергии на свободном рынке организован резервный Интернет канал по физической линии ОАО "Волгателеком" с пропускной способностью 2 Мбит/с.
4.Проведен тендер и заключен договор на поставку лицензионного программного обеспечения фирмы Microsoft стоимостью 631 474 $. Реализация данного договора позволит ОАО "Самараэнерго" в течение трех лет получать последние версии программного обеспечения и существенно экономить средства на закупку програмного обеспечения.
5.Произведена установка, монтаж и программирование новой мини-АТС "Panasonic KX-TDA600" в здании управления ОАО "Самараэнерго" с установкой современных цифровых телефонных аппаратов.
6.Произведена установка, монтаж и программирование двух новых мини-АТС "Panasonic KX-TDA200" в арендуемом здании управления ОАО "Самараэнерго" и Самарского отделения Энергосбыта по ул.Куйбышева 128/2с установкой современных цифровых телефонных аппаратов.
7.Организовано два цифровых потока Е1 по ВОЛП на участке Ленинградская 27 - Куйбышева 128/2, благодаря которым удалось создать единое номерное пространство в обоих зданиях ОАО "Самараэнерго".
8.Выполнена реконструкция электропитания узла связи в управлении ОАО "Самараэнерго" на базе современных источников бесперебойного питания и аккумуляторных батарей.
9.Организован цифровой канал передачи данных между Красноярским РУЭС и Красноярским отделением Энергосбыта по абонентской линии с возможностью установки дополнительных телефонов от Красноярского РУЭС.

11. Охрана окружающей среды

В результате проведенной реструктуризации ОАО "Самараэнерго" и в связи с образованием ОАО "Волжская ТГК", куда вошли все электростанции, являвшиеся до 2006 г. филиалами ОАО "Самараэнерго", экологические задачи, стоящие перед ТЭС на ближайшие 3 года, будут решаться в рамках нового акционерного общества.
Деятельность ОАО "Самараэнерго" в части охраны земель и размещения отходов включает в себя проведение инвентаризации отходов производства и потребления, образующихся на предприятии, разработку проектов нормативов образования и лимитов размещения отходов в природной среде, разработку паспортов опасных отходов, получение годовых лимитов на размещение отходов, организацию мест временного размещения отходов на предприятиях, утилизацию отходов.

Динамика выбросов загрязняющих веществ в атмосферу и объемы сточных вод.
ВЫБРОСЫ ЗАГРЯЗНЯЮЩИХ ВЕЩЕСТВ ОТ ТЭС ОАО "САМАРАЭНЕРГО" В 2004-2006 г.г.


9000
8000
7000
6000
5000
4000
3000
2000
1000
0
тыс.т.
25
20
15
10
5
0
тыс.т.
7770.2
19.26
7636.6
17.79
0
2004год
2005год
2006год
расход условного топлива
выбросы загрязняющих веществ

Динамика сброса сточных вод в поверхностные водоемы от ТЭС АО "Самараэнерго", тыс. м3


140 000
120 000
100 000
80 000
60 000
40 000
20 000
0
114792,3
114704,5
0
2004год
2005год
2006год

Мероприятия по снижению выбросов загрязняющих веществ в атмосферу и сокращению сбросов загрязненных сточных вод.
Затраты на мероприятия по охране окружающей среды


140
120
100
80
60
40
20
0
млн руб.
87,75
116,84
0
2004год
2005год
2006год

Мероприятия по снижению выбросов загрязняющих веществ в атмосферу и сокращению сбросов загрязненных сточных вод.
Задачи на 2007 год
Основной задачей на 2007 год для ОАО "Самараэнерго" является утверждение проекта нормативов образования отходов и лимитов на их размещение , утверждение класса опасности отходов в соответствии с требованием природоохранного законодательства.
Квалификация персонала, осуществляющего работу по обращению с отходами производства и потребления.
Координация и контроль деятельности ОАО "Самараэнерго" по обращению с отходами производства и потребления возложены на заместителя генерального директора по техническим вопросам и информационным технологиям. В 2006 году Приказом по ОАО "Самараэнерго" назначены лица в отделениях ОАО "Самараэнерго", ответственные за деятельность по обращению с отходами производства и потребления. В 2006 году проведено обучение 2 специалистов, допущенных к работе с опасными отходами, по программе профессиональной подготовки на право обращения с опасными отходами.
Нарушений природоохранного законодательства и аварий с экологическими последствиями в 2006 году на предприятиях ОАО "Самараэнерго" не было.



СИНИЙ

Синий свет, свет такой синий!
В эту синь даже умереть не жаль...

(Сергей Есенин)


задумчивость
справедливость
мистициз

Земля окружена бесконечной красотой синего неба. Его синева кажется бездонной в этой громадной осязаемой глубине. Разнообразие его оттенков изменяется ото дня ко дню, от одной точки неба к другой. В чем причина этой удивительной синевы? В самой атмосфере. Цвет неба есть просто рассеянный свет Солнца! Рассеяние на малых частицах увеличивается с приближением к фиолетовому концу спектра. Цвет неба действительно содержит много фиолетового (к которому наш глаз не очень чувствителен), изрядное количество синего, немного зеленого и очень мало желтого и красного. Сочетание всех этих цветов и дает небесно-синий.




ч е
ьность
и с к р

п р е д а н н о с т ь ИНТУИЦИЯ

САМАРАЭНЕРГО

Закупочная деятельность. Задачи и перспективы Общества на будущий год, решение стратегических задач.



12.Закупочная деятельность.

12.1. Основные положения политики Общества в области закупочной деятельности согласно Положению о порядке проведения регламентированных закупок товаров, работ, услуг для нужд Общества.

Структура системы закупок ОАО "Самараэнерго" построена в соответствии с корпоративной системой стандартов по закупочной деятельности и направлена на обеспечение целевого и эффективного расходования денежных средств Общества, а также получения экономически обоснованных затрат (рыночных цен на продукцию) и предотвращения возможных злоупотреблений со стороны закупающих сотрудников.

Основные положения политики ОАО "Самараэнерго" в области закупочной деятельности отражены в утвержденном Приказе ОАО "Самараэнерго" №278 от 05.08.2005 года. Данное положение регламентирует процедуры закупки любых товаров, работ, услуг (далее - продукции) за счет средств Общества стоимостью свыше 200 000 рублей без НДС.

Стратегическое планирование деятельности ОАО "Самараэнерго" в части закупок возложено на Центральный закупочный орган, персональный состав которого утвержден решением Совета директоров Общества (протокол от 14.10.2005 года №9/170). В октябре 2006 года произошло изменение состава Центрального закупочного органа (Протокол Совета директоров ОАО "Самараэнерго" №8/194 от 11.10.2006 года).

Копии всех публикаций о проводимых закупках и их результатах размещаются на едином Интеренет-ресурсе www.samaraenergo.ru и www.b2b-energo.ru .

Регламентация закупочной деятельности:

построена на разумном *использовании* специальных приемов для целенаправленного усиления действия рыночных законов в каждом случае закупки;

- осуществляется путем применения обязательных процедур, которые должны выполняться закупающими сотрудниками при каждой закупке стоимостью выше определенного значения. Данные процедуры предполагают:

а) тщательное планирование потребности в продукции;
б) анализ рынка;
в) действия, направленные на достижение разумного уровня конкуренции среди потенциальных поставщиков там, где это возможно, а где невозможно - повышенный внутренний контроль;
г) честный и разумный выбор наиболее предпочтительных предложений при комплексном анализе выгод и издержек (прежде всего цены и качества продукции);
д) контроль за исполнением договора и использованием приобретенной продукции;

- базируется на системном подходе, который означает для Общества наличие:

а) регламентирующей среды;
б) установленной организационной структуры управления закупками и их контроля;
в) подготовленные кадры для проведения закупок;
г) налаженной инфраструктуры закупок;

- соблюдение корпоративного единства правил закупок;
- полномочия и ответственность закупающих сотрудников.

Закупочная деятельность в Обществе в 2006 году регламентировалась следующими нормативными документами:

- Стандартом С-ЕЭС ЗД-2005 "Системы стандартов по организации закупочной деятельности. Проведение закупок";
- Годовой комплексной программой закупок на 2006 год, утвержденной решением Совета директоров Общества от *04.12.2006, протокол* №12198;
- Приказом ОАО "Самараэнерго" №278 от 05.08.2005 года о закупочной деятельности;
- Приказом ОАО "Самараэнерго" от 20 октября 2006 года № 143 "Об образовании постоянно действующей конкурсной комиссии".

Оперативное управление закупочной деятельностью ОАО "Самараэнерго" осуществляется штатным структурным подразделением - "отдел организации закупок", которое является организатором закупок при проведении конкурсных процедур.

Кроме того, функциональные связи при осуществлении закупок товаров, работ, услуг регламентируются Положением об отделе организации закупок (ООЗ), а также должностными инструкциями сотрудников ООЗ.

Контроль за реализацией ГКПЗ осуществляется в форме ежеквартальных отчетов Управляющего ОАО "Самараэнерго" перед Советом директоров. До утверждения Советом директоров Общества указанный отчет проходит экспертизу в Департаменте логистики и закупок Бизнес-единицы №2 ОАО РАО "ЕЭС России".

12.2. Годовой отчет Генерального директора о закупочной деятельности по видам деятельности и по способам закупок.

По итогам реализации Годовой комплексной программы закупок ОАО "Самараэнерго" на 2006 год, скорректированной под производственные программы 2007 года объем регламентированных процедур составил:

В энергоремонтном производстве - 63 % от затрат, в том числе услуги - 63,4%;
ТПиР - 155% от затрат, в том числе: МТР-147,2%, услуги - 8,2%;
Капстрой - 227% от затрат, в том числе услуги - 227,4%;

В соответствии с Годовой комплексной программой закупок товаров, *работ, услуг* 2006 года проведена 51 торговая сессия на общую сумму 193 493 тыс. рублей (98,7%) при плане *195 949 тыс. рублей, в том* числе:

- Открытых конкурсных процедур - 42 на сумму 108 883 тыс. руб., что составляет 55,6% от общего плана закупок. Из них способом "открытый конкурс" - 25 на сумму 97 849 тыс. руб.
- Закупок способом "Единственный источник" проведено 16 на общую сумму 84 610 тыс. руб., что составляет 43,7% общего плана закупок, из них по результатам конкурентных процедур 560 тыс. рублей.

Основные закупки способом "Единственный источник" включают:
- аренда помещений у ОАО "Волжская ТГК" - 27 815 тыс. рублей;
- услуги вневедомственной и пожарной охраны - 9 899 тыс. рублей;
- услуги РУФПС по сбору денежных средств - 10 725 тыс. рублей;
- прочие - 36 171 тыс. рублей.

Нерегламентированные закупки в 2006 году не проводились.

12.3. Информация об основных показателях ГКПЗ, сформированной на 2007 год.

Годовая комплексная программа закупок на 2007 год сформирована в следующем объеме:

Энергоремонтное производство 1 закупка на сумму 500 тыс. руб., в том числе:
- 0 лотов по выбору поставщиков МТР;
- 1 лота на сумму 500 тыс. руб. по выбору исполнителя работ.

Техническое перевооружение и реконструкция 8 закупок на сумму 27 126 тыс. руб., в том числе:
- 7 лотов на сумму 26 786 тыс. руб. по выбору поставщиков МТР;
- 1 лот на сумму 340 тыс. руб. по выбору исполнителя работ.

Капитальное строительство 2 закупки на сумму 3800 тыс. руб., в том числе:
- 0 лотов по выбору поставщиков МТР;
- 2 лота на сумму 3800 тыс. руб. по выбору исполнителя работ.

Эксплуатационные *расходы 135 закупок* на сумму 138 842 тыс. руб., в том числе:
- 37 лотов на сумму 31 519 тыс. руб. по выбору поставщиков МТР;
- 98 лотов на сумму 107 323 тыс. руб. по выбору исполнителя работ.

Прочие расходы 37 закупок на сумму 99262 тыс. руб., в том числе:
- 6 лотов на сумму 6 751 тыс. руб. по выбору поставщиков МТР;
- 31 лот на сумму 92 511 тыс. руб. по выбору исполнителя работ.

Итого планируется провести 183 закупочных сессии на общую сумму 269 530 тыс. руб., в том числе в процентном соотношении:

Открытых конкурсов - 37,5 %
Открытых запросов цен - 6,4 %
Закупок у единственного источника - 54,1 %
Нерегламентированных закупок - 2,0 %

Высокий процент закупки у единственного источника обусловлен, прежде всего, следующими необходимыми затратами ОАО "Самараэнерго":

1. Консалтинговые услуги - 23 898 тыс. руб. (2,67% от суммы налогов и иных обязательных платежей на которую в результате действий консультанта было уменьшено налоговое бремя ОАО "Самараэнерго", возникшее в результате Решения № 14/ 13 от 16.10.2006 года, вынесенного МРИ ФНС России по КН № 4 по результатам выездной налоговой проверки за 2002 год) (ЗАО "Консалтинговые услуги") (Протокол заседания Центрального закупочного органа №1/10 от 19.10.2006г.);
2. Консалтинговые услуги - 29 407 тыс. руб. (2,67% от суммы налогов и иных обязательных платежей на которую в результате действий консультанта может быть уменьшено налоговое бремя ОАО "Самараэнерго". Межрегиональная инспекция ФНС России по КН №4 29 декабря 2006 года направила Акт № 11/14 о выявлении налоговых правонарушений при ведении хозяйственной деятельности общества в 2003-2004 годах.) (ЗАО "Консалтинговые услуги") (протокол ЦЗО 5/02 от 28.02.07 г.);
3. Аренда административных зданий у ОАО "Волжская ТГК", ОАО "Самарская ТГК", на общую сумму 25 925 тыс. руб. Решение принято советом директоров ОАО "Самараэнерго" (Протокол заседания Совета директоров ОАО "Самараэнерго", проводимого в заочной форме 15 декабря 2006г.);
4. Разработка юридического заключения по распределению акций, выделенных из ОАО "Самараэнерго" компаний, среди владельцев АДР ОАО "Самараэнерго" на сумму 889 тыс. руб. (компания Cleari, Gotlieb, Steen & Hamilton) (Протокол № 14/200 заседания Совета директоров ОАО "Самараэнерго", проводимого в заочной форме 26 декабря 2006г.);
5. Услуги по распределению акций, выделенных из ОАО "Самараэнерго" компаний, среди владельцев АДР ОАО "Самараэнерго" - 11 935 тыс. руб. ("The Bank of New York") (протокол ЦЗО 6/12 от 12.12.06 г.).

13. Задачи и перспективы Общества на будущий год, решение стратегических задач.

13.1. Реформирование Общества.

Проект реформирования ОАО "Самараэнерго", ОАО "Саратовэнерго", ОАО "Ульяновскэнерго" и ОАО "Оренбургэнерго" был утвержден Советом директоров ОАО РАО "ЕЭС России" 03.09.2004. Целью реформирования явилось разделение монопольных и конкурентных видов деятельности, создание крупных межрегиональных энергетические компаний, профилированных по видам деятельности, повышение экономической эффективности производства и инвестиционной привлекательности компаний, с сохранением надежности и бесперебойности энергоснабжения потребителей четырех регионов.

В 2005 году в ОАО "Самараэнерго" совместно с ОАО "Саратовэнерго" и "Ульяновскэнерго" выступило учредителем межрегиональных производственных компаний, а именно:

- Открытого акционерного общества "Волжская территориальная генерирующая компания" с внесением в уставный капитал электрогенерирующих и теплосетевых активов ОАО "Самараэнерго",
- Открытого акционерного общества "Волжская межрегиональная распределительная компания" с внесением в уставный капитал электрораспределительных активов ОАО "Самараэнерго", не относящихся к Единой национальной (общероссийской) электрической сети (ЕНЭС);

1-й этап реформирования ОАО "Самараэнерго" включил в себя корпоративные процедуры по учреждению межрегиональных компаний и был завершен оплатой их уставных капиталов. С 1.01.2006г. межрегиональные компании приступили к операционной деятельности, приняв на себя функции АО-энерго по генерации и распределению электрической и тепловой энергии.

30 сентября 2005 г., на втором этапе реформирования, было проведено внеочередное общее собрание акционеров ОАО "Самараэнерго", которое приняло решение о реорганизации путем выделения:

- Открытого акционерного общества "Самарская Территориальная Генерирующая Компания" с передачей на его баланс акций ОАО "Волжская ТГК";
- Открытого акционерного общества "Самарская Распределительная Компания" с передачей на его баланс акций ОАО "Волжская МРК";
- Открытого акционерного общества "Самарская Магистральная Компания", с передачей на его баланс имущества магистральных сетей ОАО "Самараэнерго".

Собрание акционеров также приняло решения об условиях, порядке выделения и о порядке конвертирования акций ОАО "Самараэнерго" в акции выделяемых компаний, утвердило разделительный баланс.

1 апреля 2006 года была осуществлена государственная регистрация выделенных компаний. После выделения на балансе ОАО "Самараэнерго" остались энергосбытовые активы и, начиная с 1.04.2006г., основным видом деятельности ОАО "Самараэнерго" становится сбыт электрической энергии.

С окончанием 2-го этапа реформирования было фактически завершено реформирование ОАО "Самараэнерго" как компании. В 2006 году в обществе были осуществлены корпоративные мероприятия по внутренней реорганизации с целью увеличения экономической эффективности бизнеса. В числе таких мероприятий были:

- ликвидация филиалов ОАО "Самараэнерго", имущество которых было передано межрегиональным компаниям;
- мероприятия по изменению структуры управления и организационной структуры.

ОАО "Самараэнерго" в качестве энергосбытовой компании осуществляет свою деятельность на розничном рынке электроэнергии, и в соответствии со статьей 36-а) Постановления Правительства РФ "Об утверждении Правил функционирования розничных рынков электрической энергии в переходный период реформирования электроэнергетики" от 31.08.2006 №530 ОАО "Самараэнерго" автоматически приобрело статус гарантирующего поставщика по Самарской области.

Письмом от 24.11.2006 №6/921 Управление по государственному регулированию и контролю в электроэнергетике Самарской области уведомило ОАО "Самараэнерго" о том, что Управление направило в ФСТ РФ материалы для включения ОАО "Самараэнерго" в федеральный информационный реестр гарантирующих поставщиков.

Реформа электроэнергетики сделала сбыт электрической энергетики конкурентным видом бизнеса, круг коммерческих организаций, которые смогут осуществлять продажу электроэнергии потребителям, будет расширяться. Таким образом, в перспективе ОАО "Самараэнерго" предстоит большая работа по подготовке к работе в условиях свободного рынка сбыта, и в силу этого - необходимость развивать свою конкурентоспособность, улучшать систему обслуживания потребителей, повышать ее техническую оснащенность, простоту и удобство.

13.2. Повышение уровня корпоративного управления.

Стратегия деятельности Общества строится на принципах безубыточности и прибыльности, без чего невозможно дальнейшее его развитие. Основой задачей на 2007 год для ОАО "Самараэнерго" является формирование эффективной, отвечающей требованиям времени системы сбыта электроэнергии, позволяющей сохранить лидирующие позиции компании на региональном рынке.

В 2006 году была продолжена работа по совершенствованию качества корпоративного управления, повышению корпоративной культуры и прозрачности деятельности Общества.

В течение отчетного года действует договор с управляющей компанией в последней редакции, повышающей ответственность управляющего органа за результаты деятельности Общества, в том числе за выполнение заданий по прибыли, выполнение программы ремонтов, своевременную выплату дивидендов акционерам. Усовершенствована также система оценки эффективности управления для определения вознаграждения управляющей компании. Действие договора продлено на следующий год.

2006 год - это первый год самостоятельной работы ОАО "Самараэнерго" в качестве энергосбытовой компании. В достаточно непростых условиях переходного периода Общество смогло сохранить свои позиции и поддержать традиции бизнеса.

В соответствии с решениями общих собраний акционеров в Обществе ежегодно начисляются и выплачиваются дивиденды, как по привилегированным, так и по обыкновенным акциям. В этом отношении отчетный год не стал исключением: в 2006 году полностью выплачены дивиденды по акциям ОАО "Самараэнерго" за предшествующий год путем перечисления денежных средств агентам по выплате дивидендов. Кроме того, по рекомендации Совета директоров годовым общим собранием акционеров 16.06.2006 года принято решение о выплате дивидендов за 2005 год по привилегированным акциям. Размер денежных средств, направляемых на выплату дивидендов, составил 11 027 000 рублей.

В течение 2006 года Совет директоров как орган, избранный акционерами, продолжал заниматься вопросами, определяющими основные принципы деятельности Общества не только в корпоративной, но и в производственной и социальной сфере. Утверждены такие внутренние документы Общества, как Положение об информационной политике, Положение о закупочной деятельности, Программа негосударственного пенсионного обеспечения для работников Общества.

В рамках повышения прозрачности компании и ее привлекательности в глазах потенциальных инвесторов в 2007 году в Обществе планируется внедрение передовых стандартов корпоративного управления Общества и формирование эффективной системы взаимодействия с акционерами и инвесторами.

13.3. Эмиссионная политика Общества.

Одной из стратегических целей ОАО "Самараэнерго" является повышение капитализации и ликвидности акций Общества. В ноябре 2006 года Федеральная служба по финансовым рынкам зарегистрировала выпуск акций ОАО "Самараэнерго" размещаемых путем конвертации акций в акции той же категории с меньшей номинальной стоимостью. В декабре 2006 года ОАО "Самараэнерго" зарегистрировало проспект ценных бумаг, таким образом, обеспечив допуск обыкновенных и привилегированных акций к торгам на бирже. Указанные ценные бумаги 16 февраля 2007 года были допущены к торгам в разделе Списка "Ценные бумаги, допущенные к обращению, но не включенные в котировальные списки" ОАО "Фондовая биржа "РТС". В результате, в начале 2007 года ОАО "Самараэнерго" в своем новом качестве как сбытовая компания впервые заявила о себе на фондовом рынке. ОАО "Самараэнерго" подало заявление о включении акций "В перечень внесписочных ценных бумаг ЗАО ФБ ММВБ". Обращение ценных бумаг на фондовых рынках позволит ОАО "Самараэнерго" привлечь дополнительные денежные средства, повысить капитализацию компании, а также оценить инвестиционную привлекательность энергосбытового бизнеса в регионе.

13.4. Надежность.

В новых условиях своей основной задачей ОАО "Самараэнерго" видит обеспечение надежности поставок электроэнергии на территории Самарской области. Общество намерено поддерживать репутацию надежной и стабильно работающей компании, для чего планирует в 2007 году решить ряд ключевых задач, таких как:

1.разработка плана мероприятий по сохранению ОАО "Самараэнерго" статуса гарантирующего поставщика;
2.внедрение единого стандарта обслуживания потребителей электрической энергии в отделениях ОАО "Самараэнерго";
3.разработка стратегии по недопущению ухода потребителей на обслуживание в независимые сбытовые компании;
4.получение ОАО "Самараэнерго" лицензии на осуществление деятельности по продаже электрической энергии гражданам;
5.формирование позитивного имиджа компании и PR-поддержка стратегических направлений деятельности.



ФИО ОВЫЙ

«День был жаркий, тихий. Он шел в сквозной тени аллеи и далеко видел вокруг себя кудрявые белоснежные ветви. Особенно силен, густ был цвет на грушах, и смесь этой белизны и яркой синевы неба давала фиолетовый оттенок».

(Иван Бунин)


сдержанный
ВЫЙ
ПОСТОЯНСТВО
мудрость
канны
л и я
ы й
елый

Окна в некоторых старых домах имеют великолепный фиолетовый оттенок. Этот оттенок появился в результате многолетнего облучения стекла Солнцем. В настоящее время тот же процесс окраски можно воспроизвести много быстрее, подвергая стекло интенсивному облучению кварцевой лампой. Фиолетовый цвет можно отнести за счет ничтожных количеств марганца, образующего в стекле коллоидный раствор. Оттенок этого цвета зависит не только от оптических свойств металла, но также и от размера частиц. При нагревании фиолетовый цвет исчезает.

неожиданный

внушаемость

САМАРАЭНЕРГО

Кадровая и социальная политика. Социальное партнерство.



14. Кадровая и социальная политика. Социальное партнерство

14.1. Структура работающих по категориям.

Численность работников ОАО "Самараэнерго" по состоянию на 31 декабря 2006 года составляет 970 человек, из них:

руководителей всех категорий	-	120 чел.
специалистов	-	407 чел.
служащих	-	31 чел.
рабочих	-	412 чел.

Анализ кадров за 2006 год в сравнении с 2005 годом показывает, что численный состав кадров значительно уменьшился вследствие реформирования общества и создания новых компаний (на 11 107 человек).

Количественный анализ кадров за последние 3 года:

Категория работников	на 31.12.2004.	на 31.12.2005.	на 31.12.2006.
- *всего* работающих (чел.)	12 110	12 077	970
в том числе:			
- руководителей (чел.)	1 713	1 736	120
- специалистов (чел.)	2 009	2 060	407
- служащих (чел.)	173	172	31
- рабочих (чел.)	8 215	8 109	412


2004
1713
2009
8215
173
2005
1736
2060
8109
172
2006
412
120
407
31

● рабочие ● руководители

○ служащие ○ специалисты

14.2. Возрастной состав работников (графическое и текстовое представление).

В 2006 году 15,2 % работников ОАО "Самараэнерго" находилось в возрасте до 30 лет, 61,0 % - в возрасте от 30 до 50 лет, и 23,8 % - в возрасте старше 50 лет.

Возрастной состав руководителей:


2004
109
574
1030
2005
105
565
1066
2006
5
55
60

Возрастной состав служащих:


367
492
1150
379
506
1175
84
71
252

Возрастной состав рабочих:


1237
2118
4860
1263
2026
4820
54
98
260

Возрастной состав всех работнаков:


1742
3228
7140
1773
3133
7171
147
231
592

○ до 30 лет ● 30-50 лет ○ старше 50 лет

14.3. Ротация кадров.

2004 год	2005 год	2006 год
3,7 %	3,3 %	3,9 %

Число уволенных в 2006 году по причинам текучести составило 38 человек. Текучесть кадров в целом по ОАО "Самараэнерго" в 2006 году составила 3,9 % , в 2005 году - 3,3 %.
Основными причинами текучести кадров в Самарской энергосистеме в 2006 году: явилась неудовлетворенность заработной платой, малые перспективы профессионального роста.

13.4. Качественный состав работников (уровень образования). Система развития персонала.

Качественный состав кадров остается на достаточно высоком уровне, 97,3 % инженерно-технического состава имеет высшее или среднее специальное образование. В целом по ОАО "Самараэнерго" более 500 работающих - с высшим или средним специальным образованием, 4 человека - кандидаты наук.


4.00%
3.90%
3.80%
3.70%
3.60%
3.50%
3.40%
3.30%
3.20%
3.10%
3.00%
2004год
2005год
2006год

Категория работников Категория работников	Численность работников (чел)	Имеют высшее образование (чел)	Имеют среднее специальное образование (чел)	Кандидаты наук(чел)
Все работающие, в т.ч.	970	477	244	4
Руководители	120	98	20	4
Специалисты	407	305	90	-
Служащие	31	9	14	-
Рабочие	412	65	120	-


4500
4000
3500
3000
2500
2000
1500
1000
500
0
12
3888
3945
11
3713
3366
4
477
244
2004год
2005год
2006год
кандидаты наук
со средне специальным образованием
с высшим образованием

Качественный состав персонала по категориям работающих:
В соответствии с Правилами организации работы с персоналом на ОАО "Самараэнерго" проводится работа по непрерывному обучению персонала. С этой целью ежегодно на основании заявок заключаются договоры на обучение с отрывом от производства руководителей и специалистов энергосистемы с институтами повышения квалификации (ПЭИПК, ВИПКэнерго, СЗФ "ОАО ГВЦ энергетики", институт Менеджмента).

Показатели	Обучено в 2006 году	Прогноз на 2007 год
Подготовка рабочих	2 чел.	4 чел.
Переподготовка	2 чел.	4 чел.
Обучение вторым профессиям		
Повышение квалификации рабочих	2 чел.	4 чел.
Повышение квалификации ИТР	77 чел.	89 чел.
Затраты на обучение (руб.)	982 750 руб.	2 110 000 руб.

В 2006 году повысили квалификацию 77 человек из категории руководителей и специалистов , в том числе в институтах повышения квалификации с отрывом от производства - 77 человек. Одновременно с этим проводится планомерная работа по обучению резерва и подготовке молодых специалистов по договорам-контрактам с ВУЗами Самарской области.

Динамика изменения заработной платы
Динамика изменения заработной платы персонала рассчитана исходя из численности персонала, задействованного в 2004, 2005 гг. в филиале Энергосбыт ОАО "Самараэнерго" для реализации тепловой и электрической энергии.
Заработная плата работников по категориям с 2004-2006 гг.

	2004 г.	2005 г.	2006 г.
Руководители	29 376	39 612	55 353
Специалисты и технические исполнители	14 424	19 305	19 596
Рабочие	8 076	10 531	11 863

Динамика заработной платы работников по категориям с 2004-2006 гг.
Рост средней заработной платы руководителей на 40% объясняется изменением


60 000
50 000
40 000
30 000
20 000
10 000
0
29379
14424
8076
39612
19305
10531
55353
19596
11863
2004год
2005год
2006год
руководители
специалисты и технические исполнители
рабочие

статуса предприятия. Ранее существующий филиал Энергосбыт, входящий в состав ОАО "Самараэнерго", преобразовался в отдельное предприятие, получившее наименование ОАО "Самараэнерго", что привело к изменению структуры руководства и, как следствие, росту уровня оплаты труда руководителей.
Незначительный рост средней заработной платы специалистов и технических исполнителей (1,5%) объясняется переводом высоко-квалифицированных работников в руководящий состав.
В связи с тем, что ОАО "Самараэнерго" прекратило деятельность по передаче и распределению тепловой и электрической энергии, переводом была уволена значительная часть низкоквалифицированных рабочих (контролеров 1 группы квалификации) в ОАО "Волжская МРК" и как следствие произошло уменьшение доли низкой заработной платы, поэтому средняя заработная плата рабочих возросла на 12,6 %.

13.5. Охрана труда.

Вопросы охраны труда находятся под постоянным контролем руководства предприятия . В ОАО "Самараэнерго" организован многоуровневый контроль соблюдения требований охраны труда, разработан и согласован в управлении "Ростехнадзор " по Самарской области "Порядок работы с персоналом".
На предприятии постоянно ведется работа по оснащению персонала приспособлениями , сертифицированными средствами защиты. В 2006 году выполнен весь комплекс мероприятий, предусмотренных планом по охране труда, предупреждению дорожно-транспортных происшествий и травматизма на автотранспорте. В целом ОАО "Самараэнерго" в 2006 году на мероприятия по охране труда израсходовано 808 500 руб., в том числе, на мероприятия по предупреждению несчастных случаев и профессиональных заболеваний - 325 900 рублей, на приобретение средств индивидуальной защиты - 258 900 рублей, (615 руб. на одного работающего). Эти показатели значительно снижены в сравнении с показателями 2005 года из-за реорганизации ОАО "Самараэнерго".
В соответствии с Постановлением Правительства РФ от 20.04.06 г. № 225 за счет частичного финансирования предупредительных мер по сокращению производственного травматизма и профессиональных заболеваний в счет страховых взносов по обязательному социальному страхованию оздоровлены в санаториях-профилакториях 7 работников Энергосбыта ОАО "Самараэнерго", занятые на работах с опасными и вредными производственными факторами, на сумму - 138 200 рублей (источник финансирования - социальное страхование).
Традиционно высокой организованностью отличалась летняя оздоровительная компания. В результате было оздоровлено всего 369 человек работников акционерного общества и членов их семей, в том числе:
- в санаториях, профилакториях - 120 человек;
- на базах отдыха - 184 человека;
- в детских оздоровительных лагерях - 32 человека;
Финансовые затраты из всех источников (прибыль общества, социальное страхование , профбюджет) составили - 1 704 200 руб.
Запланированные в 2006 году работы по аттестации рабочих мест по условиям труда проведены небыли из-за перевода персонала из Энергосбыта в ОАО "Самараэнерго", и переоборудованием, в этой связи, рабочих мест.
В 2006 году зарегистрирован случай профессионального заболевания с бывшим работником филиала ОАО "Самараэнерго" электрослесарем турбинного цеха ТЭЦ ВАЗа. Общий стаж работы в условиях воздействия вредных производственных факторов (повышенного уровня шума), которые привели к профзаболеванию, составил 34 года и 3 месяца, в том числе в ОАО "Самараэнерго" - 10 лет и 1 месяц.
Процент утраты трудоспособности по результатам медицинского освидетельствования составил - 10%.
Аттестация рабочего места по условиям труда электрослесаря ТЭЦ ВАЗа была проведена в декабре 2004 года, на основании карты аттестации оценка условий труда установлена:
по степени вредности и опасности - класс 3.3;
по степени травмобезопасности - класс 2;
обеспеченность средствами защиты, в том числе органов слуха, в соответствии с нормами - 100%.
За вредные условия в период работы в ОАО "Самараэнерго" пострадавшему были установлены - доплата к тарифной ставке - 8% и льготное пенсионное обеспечение по Списку № 2 вид производства - XIII "Электростанции, энергопоезда, паросиловое хозяйство".

Закрытое акционерное общество
"ПрайсвотерхаусКуперс Аудит"
(ЗАО "ПвК Аудит")
115054, Москва
Космодамианская наб., 52, стр. 5
телефон +7 (495) 967 6000
факс +7 (495) 967 6001

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ
по финансовой (бухгалтерской) отчетности

Акционерам Открытого акционерного общества «Самараэнерго»:

Аудитор
Закрытое акционерное общество «ПрайсвотерхаусКуперс Аудит» (ЗАО «ПвК Аудит»)

Свидетельство о государственной регистрации акционерного общества № 008.890 выдано Московской регистрационной палатой 28 февраля 1992 г.

Свидетельство о внесении записи в Единый государственный реестр юридических лиц о юридическом лице, зарегистрированном до 1 июля 2002 года, за № 1027700148431 от 22 августа 2002 года выдано Межрайонной инспекцией МНС России № 39 по г. Москве

Лицензия на осуществление аудиторской деятельности № Е000376 выдана Министерством финансов Российской Федерации 20 мая 2002 г., действительна по 20 мая 2012 г.

Аудируемое лицо
Открытое акционерное Общество «Самараэнерго»
Российская Федерация, 443100, г, Самара, ул. Маяковского, д.15.

Свидетельство о государственной регистрации открытого акционерного общества №1013 выдано администрацией Ленинского района г. Самара 09 апреля 1993 года.

Свидетельство о внесение записи в Единый государственный реестр юридических лиц о юридическом лице, зарегистрированном до 01 июля 2002 года, за № 1026300956131 от 15 августа 2002 года выдано Инспекцией Министерства РФ по налогам и сборам по Ленинскому району города Самары.

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ
по финансовой (бухгалтерской) отчетности открытого акционерного общества «Самараэнерго»

Акционерам открытого акционерного общества Самараэнерго:

1. Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности открытого акционерного общества «Самараэнерго» (далее - Общество) за период с 1 января по 31 декабря 2006 года включительно. Финансовая (бухгалтерская) отчетность Общества состоит из Бухгалтерского баланса, Отчета о прибылях и убытках, Отчета об изменениях капитала, Отчета о движении денежных средств, Приложения к бухгалтерскому балансу, Пояснительной записки (далее все отчеты вместе именуются «финансовая (бухгалтерская) отчетность»). Финансовая (бухгалтерская) отчетность подготовлена руководством Общества исходя из законодательства Российской Федерации в части подготовки финансовой (бухгалтерской) отчетности. Отчетность, подготавливаемая исходя из указанного законодательства, существенно отличается от отчетности, составляемой в соответствии с Международными стандартами финансовой отчетности.

PRICEWATERHOUSECOOPERS

2. Ответственность за подготовку и представление финансовой (бухгалтерской) отчетности несет исполнительный орган Общества.

3. Мы провели аудит в соответствии с Федеральным законом «Об аудиторской деятельности», Федеральными правилами (стандартами) аудиторской деятельности, Международными стандартами аудита, а также нашими внутренними стандартами.

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность не содержит существенных искажений. Аудит проводился на выборочной основе и включал изучение на основе тестирования доказательств, подтверждающих числовые показатели в финансовой (бухгалтерской) отчетности и раскрытие в ней информации о финансово-хозяйственной деятельности, оценку соблюдения принципов и правил бухгалтерского учета, применяемых при подготовке финансовой (бухгалтерской) отчетности, рассмотрение основных оценочных показателей, полученных руководством Общества, а также оценку представления финансовой (бухгалтерской) отчетности. Мы полагаем, что проведенный аудит представляет достаточные основания для выражения нашего мнения о достоверности финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

По нашему мнению, прилагаемая к настоящему Аудиторскому заключению финансовая (бухгалтерская) отчетность Общества отражает достоверно во всех существенных отношениях финансовое положение Общества на 31 декабря 2006 г. и результаты его финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2006 г. включительно в соответствии с требованиями законодательства Российской Федерации в части подготовки финансовой (бухгалтерской) отчетности.

Не изменяя мнения о достоверности финансовой (бухгалтерской) отчетности, мы обращаем внимание на то, что по результатам аудита финансовой (бухгалтерской) отчетности Общества за 2005 год нами было выдано модифицированное аудиторское заключение с оговоркой о том, что Общество не переоценивало основные средства начиная с 1 января 2002 года.

15 июня 2007 года

Директор акционерного общества Франц-Дж. Кайзер

Аудитор
Квалификационный аттестат
№ К008770 в области общего аудита
бессрочный С.А. Блохин

При подготовке творческой части годового отчета использовалась литература:

Базыма Б.А. Цвет и психика. Монография. Харьков, 2001.

Гете И.В. Трактат о цвете//Избранные сочинения по естествознанию. М., 1957.

Дерибере М. Цвет в жизни и деятельности человека. М., 1965.

Кандинский В. О духовном в искусстве//К выставке в залах

Государственной Третьяковской галереи. М., 1989.

Миннарт М. Свет и цвет в природе. (пер. с голл.) М.: Наука,1969.

Серов Н.В. Смысл и значение цвета: информация - цвет - интеллект.

СПб.: Речь, 2001.

Фрилинг Г., Ауэр К. Человек, цвет, пространство. М., 1973.

Справочная информация для акционеров.

Адреса, телефоны, контакты, банковские реквизиты, адрес Общества в Internet, краткая информация об аудиторе, реестродержателе Общества.

Открытое акционерное общество энергетики и электрификации "Самараэнерго", руководство находится по адресу: г. Самара, ул. Ленинградская, 27. Телефон приемной - (846) 279-66-00, факс - (846) 310-91-83.

Банковские реквизиты: ИНН 6315222985, р/с 40702810600020000314 в ЗАО АКБ "Газбанк" г. Самары, БИК 043601863, к/с 30101810400000000863
Адрес Общества в Internet - www.samaraenergo.ru

Аудитор - ЗАО "ПрайсвотерхаусКуперс Аудит"
Место нахождения: Россия, 115054, Москва, Космодамианская наб., 52, стр.5
Тел.: (495) 967-60-00 Факс: (495) 967-60-01
Данные о лицензии аудитора: Лицензия Министерства финансов Российской Федерации № Е000376 от 20 мая 2002 года, срок действия до 20 мая 2007 года

Реестродержатель - ОАО "Центральный Московский Депозитарий",
Место нахождения: Москва, Орликов пер., 3, кор. В,
Почт. адрес - 105082, Москва, ул. Большая Почтовая, д.34, стр.8
Тел.: (495) 221-13-34, факс: (495) 221-13-83,
Данные о лицензии реестродержателя: Лицензия Федеральной комиссии по рынку ценных бумаг на осуществление деятельности по ведению реестра № 10-000-1-00255 от 13 сентября 2002 года, без ограничения срока действия.

Издание подготовлено:
Корпоративным сектором ОАО "Самараэнерго"
Отделом по связям с общественностью ОАО "Самараэнерго"

Разработка концепции:
Ольга Перькова
Екатерина Ровнова

Директор проекта: Александр Андриянов
Печать: ИД "Агни"

Самара 2007